Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

DATED AS OF JANUARY 15, 2007

BY AND AMONG

VERIZON COMMUNICATIONS INC.,

NORTHERN NEW ENGLAND SPINCO INC.

AND

FAIRPOINT COMMUNICATIONS, INC.

i

		Page

11.6	No Third Party Beneficiaries	128
11.7	Limited Liability	128
11.8	Entire Agreement	128
11.9	Governing Law	128
11.10	Counterparts	128
11.11	Waiver of Jury Trial	128
11.12	Jurisdiction; Enforcement	129
11.13	Knowledge Convention	129

Exhibit A	Form of Rule 145 Affiliate Agreement

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of January 15, 2007 (this “Agreement”), is by and among VERIZON COMMUNICATIONS INC., a Delaware corporation (“Verizon”), NORTHERN NEW ENGLAND SPINCO INC., a Delaware corporation (“Spinco”), and FAIRPOINT COMMUNICATIONS, INC., a Delaware corporation (the “Company”).

WHEREAS, Spinco is a newly formed, wholly owned, direct Subsidiary of Verizon;

WHEREAS, on or prior to the Distribution Date (as such term, and each other capitalized term used herein and not defined, is defined in Article I hereof), and subject to the terms and conditions set forth in the Distribution Agreement entered into by and between Verizon and Spinco on the date hereof (the “Distribution Agreement”), Verizon New England Inc., a New York corporation (“Verizon New England”), which is a wholly owned, direct Subsidiary of NYNEX Corporation, a Delaware corporation (“NYNEX”), which is a wholly owned, direct Subsidiary of Verizon, will cause the formation of Northern New England Telephone Operations Inc. (“ILEC Spinco Subsidiary”), which will be a wholly-owned direct Subsidiary of Verizon New England;

WHEREAS, on or prior to the Distribution Date, Verizon New England will transfer to ILEC Spinco Subsidiary certain Spinco Assets and Spinco Liabilities in the manner set forth in the Distribution Agreement and will thereafter distribute all capital stock of ILEC Spinco Subsidiary to NYNEX (such transfers and the distribution, the “First Internal Spinoff”), which in turn will distribute all capital stock of ILEC Spinco Subsidiary to Verizon (the “Second Internal Spinoff” and, together with the First Internal Spinoff, the “Internal Spinoffs”);

WHEREAS, on or prior to the Distribution Date, certain Subsidiaries of Verizon will transfer to Verizon, via intercompany dividends or sales or otherwise, certain Spinco Assets and Spinco Liabilities in the manner set forth in the Distribution Agreement (the “Internal Restructuring”);

WHEREAS, on or prior to the Distribution Date, Spinco will issue to Verizon the Spinco Common Stock (as defined in the Distribution Agreement) and distribute to Verizon the Spinco Securities (as defined in the Distribution Agreement) and pay to Verizon the Special Dividend (as defined in the Distribution Agreement), all of which will occur in exchange for Verizon transferring to Spinco the stock of ILEC Spinco

Subsidiary and certain other Spinco Assets and Spinco Liabilities relating to the non-ILEC portion of the Spinco Business in the manner set forth in the Distribution Agreement (the transactions described in this recital, collectively, the “Contribution”);

WHEREAS, upon the terms and subject to the conditions set forth in the Distribution Agreement, on the Distribution Date, Verizon will distribute all of the issued and outstanding shares of Spinco Common Stock to the Distribution Agent for the benefit of the holders of the outstanding Verizon Common Stock (the “Distribution”);

WHEREAS, at the Effective Time, the parties will effect the merger of Spinco with and into the Company, with the Company continuing as the surviving corporation, all upon the terms and subject to the conditions set forth herein;

WHEREAS, the Board of Directors of the Company (i) has determined that the Merger and this Agreement are advisable, fair to, and in the best interests of, the Company and its stockholders and has approved this Agreement and the transactions contemplated thereby, including the Merger, and the issuance of shares of Company Common Stock pursuant to the Merger, and (ii) has recommended the adoption by the stockholders of the Company of this Agreement and the approval of the transactions contemplated hereby;

WHEREAS, the Board of Directors of Spinco has (i) determined that the Merger and this Agreement are advisable, fair to and in the best interests of Spinco and its sole stockholder, Verizon, and has approved this Agreement and the Distribution Agreement and the transactions contemplated hereby and thereby, including the Contribution, the Debt Exchange (as defined in the Distribution Agreement), the Distribution and the Merger, and (ii) recommended the adoption by Verizon, as the sole stockholder of Spinco, of this Agreement and the approval of the transactions contemplated hereby;

WHEREAS, the Board of Directors of Verizon has approved this Agreement and the Distribution Agreement and the transactions contemplated hereby and thereby, including the Internal Spinoffs, the Internal Restructuring, the Contribution, the Distribution, the Debt Exchange and the Merger;

WHEREAS, prior to the execution of this Agreement, as an inducement to Verizon’s willingness to enter into this Agreement and incur the obligations set forth herein, the Company’s stockholders who are parties to the Nominating Agreement have entered into the Termination Agreement, dated as of January 15, 2007 (the “Termination

Agreement”), pursuant to which such stockholders have agreed, among other things, to cause their designees to the Board of Directors of the Company to resign by no later than immediately prior to the Effective Time and to terminate the Nominating Agreement effective immediately prior to the Effective Time;

WHEREAS, the parties to this Agreement intend that (i) the First Internal Spinoff qualify as a reorganization under Section 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended (the “Code”) and a distribution eligible for nonrecognition under Sections 355(a) and 361(c) of the Code; (ii) the Second Internal Spinoff qualify as a distribution eligible for nonrecognition under Sections 355(a) and 361(c) of the Code; (iii) the Contribution, together with the Distribution, qualify as a tax-free reorganization under Section 368(a)(1)(D) of the Code; (iv) the Distribution qualify as a distribution of Spinco stock to Verizon stockholders eligible for nonrecognition under Sections 355(a) and 361(c) of the Code; (v) no gain or loss be recognized by Verizon for federal income tax purposes in connection with the receipt of the Spinco Securities or the consummation of the Debt Exchange; (vi) the Special Dividend qualify as money transferred to creditors or distributed to shareholders in connection with the reorganization within the meaning of Section 361(b)(1) of the Code, to the extent that Verizon distributes the Special Dividend to its creditors and/or shareholders in connection with the Contribution; (vii) the Merger qualify as a tax-free reorganization pursuant to Section 368 of the Code; and (viii) no gain or loss be recognized as a result of such transactions for federal income tax purposes by any of Verizon, Spinco, and their respective stockholders and Subsidiaries (except to the extent of cash received in lieu of fractional shares); and

WHEREAS, the parties to this Agreement intend that throughout the internal restructurings taken in contemplation of this Agreement, including the Internal Spinoffs and Internal Restructurings, the Contribution and the Distribution, and throughout the Merger, the Spinco Employees shall maintain uninterrupted continuity of employment, compensation and benefits, and also for union represented employees, uninterrupted continuity of coverage under their collective bargaining agreements, in each case as described in the Employee Matters Agreement.

NOW, THEREFORE, in consideration of these premises, the representations, warranties, covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound hereby, agree as follows:

ARTICLE I

Definitions

1.1           “2006 Financial Statements” has the meaning set forth in Section 7.18(a).

1.2           “Action” has the meaning set forth in Section 7.12(c).

1.3           “Additional Company SEC Documents” has the meaning set forth in Section 6.4(b).

1.4           “Affiliate” means a Person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, a specified Person.  The term “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as applied to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other ownership interest, by contract or otherwise; provided, however, that for purposes of this Agreement, (i)  from and after the Distribution Date, no member of either Group shall be deemed an Affiliate of any member of the other Group and (ii) none of Cellco Partnership or any of its Subsidiaries shall be deemed Affiliates or Subsidiaries of Verizon.

1.5           “Aggregate Merger Consideration” has the meaning set forth in Section 3.1(a).

1.6           “Agreement” has the meaning set forth in the Preamble hereto.

1.7           “Alternative Financing” has the meaning set forth in Section 7.20(c).

1.8           “Approved for Listing” means, with respect to the shares of Company Common Stock to be issued pursuant to the Merger, that such shares have been approved for listing on the NYSE, subject to official notice of issuance.

1.9           “Audited Financial Statements” has the meaning set forth in Section 5.4(a)(i).

1.10         “Backstop Facility Commitment” means the FairPoint Communications, Inc. Refinancing – Commitment Letter, dated as of the date hereof, from Deutsche Bank Trust Company Americas and Deutsche Bank Securities Inc. to the Company, and the related fee letter of even date therewith among the parties thereto.

1.11         “Blended Customer Contracts” has the meaning set forth in the Distribution Agreement.

1.12         “Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by applicable Law to close.

1.13         “CALEA” has the meaning set forth in Section 5.19(b).

1.14         “Certificate of Merger” has the meaning set forth in Section 2.3.

1.15         “Closing” has the meaning set forth in Section 2.2.

1.16         “Closing Date” has the meaning set forth in Section 2.2.

1.17         “Code” has the meaning set forth in the recitals hereto.

1.18         “Commitment Letter” means the Project Nor’easter Commitment Letter, dated as of the date hereof, from Lehman Commercial Paper Inc., Lehman Brothers Inc., Bank of America, N.A., Banc of America Securities LLC and Morgan Stanley Senior Funding, Inc. to the Company, and the related fee letter of even date therewith among the parties thereto.

1.19         “Communications Act” means the Communications Act of 1934, as amended.

1.20         “Company” has the meaning set forth in the Preamble hereto.

1.21         “Company Acquisition” means, in each case other than the Merger or as otherwise specifically contemplated by this Agreement, (i) any merger, consolidation,

share exchange, business combination, recapitalization or other similar transaction or series of related transactions involving the Company or any of its Significant Subsidiaries; (ii) any direct or indirect purchase or sale, lease, exchange, transfer or other disposition of the consolidated assets (including stock of the Company Subsidiaries) of the Company and the Company Subsidiaries, taken as a whole, constituting 15% or more of the total consolidated assets of the Company and the Company Subsidiaries, taken as a whole, or accounting for 15% or more of the total consolidated revenues of the Company and the Company Subsidiaries, taken as a whole, in any one transaction or in a series of transactions; (iii) any direct or indirect purchase or sale of or tender offer, exchange offer or any similar transaction or series of related transactions engaged in by any Person following which any Person (including any “group” as defined in Section 13(d)(3) of the Exchange Act) owns 15% or more of the outstanding shares of Company Common Stock; or (iv) any other substantially similar transaction or series of related transactions that would reasonably be expected to prevent or materially impair or delay the consummation of the transactions contemplated by this Agreement or the other Transaction Agreements.

1.22         “Company Acquisition Proposal” means any proposal regarding a Company Acquisition.

1.23         “Company Adjusted EBITDA” means, for the applicable twelve month period ending with any specified fiscal quarter, the consolidated operating income of the Company and the Company Subsidiaries during such period before interest, taxes, depreciation and amortization calculated in a manner consistent with the definition of “Adjusted Consolidated EBITDA” in the Company Credit Agreement as in effect on the date hereof (excluding, for avoidance of doubt, income attributable to Orange-Poughkeepsie Limited Partnership, a New York limited partnership), plus, without duplication, all fees and expenses incurred by the Company or any of the Company Subsidiaries in connection with this Agreement or any other Transaction Agreement, or the transactions contemplated hereby or thereby, including any Qualified Transition Expenses (but not including any fees and expenses reimbursed or payable by Verizon).

1.24         “Company Approvals” has the meaning set forth in Section 6.3(d).

1.25         “Company Benefit Plans” has the meaning set forth in Section 6.12(a).

1.26         “Company Common Stock” means the common stock, par value $0.01 per share, of the Company.

1.27         “Company Credit Agreement” means the Credit Agreement, dated as of February 8, 2005, among the Company, Bank of America, N.A., as Syndication Agent, CoBank, ACB and General Electric Capital Corporation as Co-Documentation Agents, Deutsche Bank Trust Company Americas, as Administrative Agent, Deutsche Bank Securities, Inc. and Banc of America Securities LLC, as Joint Lead Arrangers, Deutsche Bank Securities, Inc., Banc of America Securities LLC, Goldman Sachs Credit Partners, L.P. and Morgan Stanley Senior Funding, Inc., as Joint Book Running Managers and the various lenders party thereto from time to time, as amended through the date of this Agreement and as such Company Credit Agreement may be further amended by the proposed fourth amendment thereto, the form of which is attached as Exhibit B to the Backstop Facility Commitment.

1.28         “Company Disclosure Letter” has the meaning set forth in the first paragraph of Article VI.

1.29         “Company Employee” has the meaning set forth in Section 6.12(a).

1.30         “Company Financial Statements” has the meaning set forth in Section 6.4(a)(i).

1.31         “Company’s Knowledge” has the meaning set forth in Section 11.13.

1.32         “Company Licenses” has the meaning set forth in Section 6.15(a).

1.33         “Company Material Contracts” has the meaning set forth in Section 6.16(a).

1.34         “Company Owned Real Property” means all Owned Real Property of the Company or the Company Subsidiaries.

1.35         “Company Registration Statement” means the registration statement on Form S-4, including without limitation the Proxy Statement/Prospectus, forming a part thereof, to be filed by the Company with the SEC to effect the registration under the Securities Act of the issuance of the shares of Company Common Stock into which shares of Spinco Common Stock will be converted pursuant to the Merger (as amended and supplemented from time to time).

1.36         “Company SEC Documents” has the meaning set forth in Section 6.4(a)(v).

1.37         “Company Stock Plans” means the FairPoint 1995 Stock Option Plan and the respective award agreements granted thereunder, the FairPoint Amended and Restated 1998 Stock Incentive Plan and the respective award agreements granted thereunder, the FairPoint Amended and Restated 2000 Employee Stock Incentive Plan and the respective award agreements granted thereunder, and the FairPoint 2005 Stock Incentive Plan and the respective award agreements granted thereunder.

1.38         “Company Stockholders Meeting” has the meaning set forth in Section 7.4(a).

1.39         “Company Subsidiaries” means all direct and indirect Subsidiaries of the Company.

1.40         “Company Superior Proposal” has the meaning set forth in Section 7.11(b).

1.41         “Company Tax Counsel” has the meaning set forth in Section 7.9(c).

1.42         “Company Tax Sharing Agreement” means the Amended and Restated Tax Sharing Agreement, by and among the Company and its Subsidiaries, dated as of November 9, 2000.

1.43         “Company Third Party Intellectual Property” means any and all Intellectual Property Rights owned by any Person other than the Company or any of its Subsidiaries that is used in the conduct of the business of the Company and its Subsidiaries.

1.44         “Company Voting Debt” has the meaning set forth in Section 6.2(b).

1.45         “Confidentiality Agreement” means the December 2005 Confidentiality Agreement between Verizon and the Company.

1.46         “Contributing Companies” has the meaning set forth in the Distribution Agreement.

1.47         “Contract” or “agreement” means any loan or credit agreement, note, bond, indenture, mortgage, deed of trust, lease, sublease, franchise, permit, authorization, license, contract (including collective bargaining agreements, side letters, memoranda of agreement or understanding or any agreement of any kind), instrument, employee benefit plan or other binding commitment, obligation or arrangement, whether written or oral.

1.48         “Contribution” has the meaning set forth in the recitals hereto.

1.49         “Controlling Person” has the meaning set forth in Section 10.2(a).

1.50         “Customer Data” means all customer information obtained in connection with the Spinco Business, in the form and content existing as of the Closing, related to the provisioning of products and services by Spinco or Spinco Subsidiaries in the Territory included in the Spinco Business to current and future customers in the Territory, including name, postal address, email address, telephone number, date of birth, account data, transaction data, demographic data, customer service data, and correspondence, together with any documents and information containing the foregoing; provided, however, the foregoing shall not include (i) any of the foregoing to the extent it is in the possession of Verizon or any U.S. Affiliate and was collected or used other than in connection with the operation of the Spinco Business, (ii) any information included in yellow or white pages listings or directories, in any form, (iii) any information required to be retained by Verizon and/or its Affiliates to comply with applicable law or regulation, (iv) any information publicly available,  and (v) any information received by Verizon or its Affiliates from third parties.

1.51         “Debt Exchange” has the meaning set forth in the Distribution Agreement.

1.52         “DGCL” means the General Corporation Law of the State of Delaware.

1.53         “Direct Claim” has the meaning set forth in Section 10.5(b).

1.54         “Disclosure Letters” means, collectively, the Verizon Disclosure Letter, the Spinco Disclosure Letter and the Company Disclosure Letter.

1.55         “Distribution” has the meaning set forth in the recitals hereto.

1.56         “Distribution Agreement” has the meaning set forth in the recitals hereto.

1.57         “Distribution Date” shall mean the date and time that the Distribution shall become effective.

1.58         “Distribution Fund” has the meaning set forth in Section 3.2(a).

1.59         “Distribution Tax Opinion” means a written opinion of Verizon Tax Counsel, addressed to Verizon and Spinco and dated as of the Distribution Date, in form and substance reasonably satisfactory to Verizon and (solely with respect to issues as to whether Spinco recognizes gain or loss) the Company, to the effect that (i) each of the Internal Spinoffs will qualify as a distribution eligible for nonrecognition under Sections 355(a) and 361(c) of the Code, (ii) the Distribution will qualify as a distribution of Spinco stock to the stockholders of Verizon eligible for nonrecognition under Sections 355(a) and 361(c) of the Code, pursuant to which no gain or loss will be recognized for federal income tax purposes by any of Verizon, Spinco or the stockholders of Verizon, except as to cash received in lieu of fractional shares by the stockholders of Verizon, and (iii) Verizon will not recognize gain or loss for federal income tax purposes in connection with the receipt of the Spinco Securities or the consummation of the Debt Exchange.

1.60         “Distribution Tax Representations” has the meaning set forth in Section 7.9(b).

1.61         “Distribution Transfer Taxes” means any sales, use, transfer, registration, recording, stamp, value added or other similar taxes or fees arising out of or attributable to the Internal Spinoffs, the Contribution, the Distribution, the Debt Exchange or the Internal Restructuring.

1.62         “Effective Time” has the meaning set forth in Section 2.3.

1.63         “Employee Matters Agreement” means the Employee Matters Agreement to be entered into among Verizon, Spinco and the Company, in the form attached to the Distribution Agreement.

1.64         “Environmental Claim” means administrative or judicial actions, suits, orders, liens, notices, violations or proceedings related to any applicable Environmental Law or Environmental Permit brought, issued or asserted by a Governmental Authority or any third party for compliance, damages, penalties, removal, response, remedial or other action pursuant to any applicable Environmental Law or resulting from the release of a Hazardous Material.

1.65         “Environmental Law” means any Law now in effect relating to the environment or Hazardous Materials, including but not limited to the Comprehensive Environmental Response Compensation and Liability Act, 42 USC §6901 et seq.; the Resource Conservation and Recovery Act, 42 USC §6901 et seq.; the Federal Water Pollution Control Act, 33 USC §1251 et seq.; the Toxic Substances Control Act, 15 USC §2601 et seq.; the Clean Air Act, 42 USC §7401 et seq.; the Safe Drinking Water Act, 42 USC §3803 et seq.; the Oil Pollution Act of 1990, 33 USC §2701 et seq.; the Emergency Planning and the Community Right-to-Know Act of 1986, 42 USC §1101 et seq.; the Hazardous Material Transportation Act, 49 USC §1801 et seq.; and any state or local counterparts or equivalents, in each case as amended from time to time.

1.66         “Environmental Permits” means all permits, licenses, approvals, authorizations or consents required by or issued by any Governmental Authority under any applicable Environmental Law and includes any and all orders, consent orders or binding agreements issued or entered into by a Governmental Authority under any applicable Environmental Law.

1.67         “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

1.68         “ERISA Affiliate” means, with respect to any Person, any other Person or any trade or business, whether or not incorporated, that, together with such first Person, would be deemed a “single employer” within the meaning of section 4001(b) of ERISA.

1.69         “Excess Shares” has the meaning set forth in Section 3.3(b).

1.70         “Exchange Act” means the Securities Exchange Act of 1934, as amended, together with the rules and regulations of the SEC promulgated thereunder.

1.71         “Excluded Contract” has the meaning set forth in the Distribution Agreement.

1.72         “FCC” means the Federal Communications Commission.

1.73         “FCC Applications” has the meaning set forth in Section 7.6(c).

1.74         “FCC Rules” has the meaning set forth in Section 4.2(c).

1.75         “First Internal Spinoff” has the meaning set forth in the recitals hereto.

1.76         “Fully Diluted Basis” means as of any date, the aggregate number of shares of Company Common Stock outstanding on such date (including any shares of restricted stock) assuming: (i) the prior exercise of all options and similar rights to purchase Company Common Stock; (ii) the prior conversion into, or exchange for, shares of Company Common Stock of all then issued and outstanding securities which are convertible into, or exchangeable for, shares of Company Common Stock; and (iii) the prior exercise of any similar subscription or other rights to acquire, or to cause the Company to issue, shares of Company Common Stock; provided, however, that the term “Fully Diluted Basis” shall not take into account (A) any shares held in the Company’s treasury, (B) those Company Common Stock options, restricted stock units and restricted units issued prior to the date hereof that are identified on Section 1.76 of the Company Disclosure Letter (along with the exercise price and vesting dates applicable thereto) or any shares of Company Common Stock issued or issuable in respect thereof and (C) those restricted shares of Company Common Stock identified on Section 1.76 of the Company Disclosure Letter (along with the vesting dates applicable thereto).

1.77         “GAAP” means United States generally accepted accounting principles.

1.78         “Governmental Authority” means any foreign, federal, state or local court, administrative agency, official board, bureau, governmental or quasi-governmental entities, having competent jurisdiction over Verizon, Spinco or the Company, any of their respective Subsidiaries and any other tribunal or commission or other governmental department, authority or instrumentality or any subdivision, agency, mediator, commission or authority of competent jurisdiction.

1.79         “Governmental Customer Contract” means any Contract to which a federal, state, county or municipal government or any agency of any of the same, is party and pursuant to said Contract the government or agency is recipient of products or services.

1.80         “Group” means the Verizon Group or the Spinco Group, as the case may be.

1.81         “Hazardous Material” means (a) substances that are defined or listed in, or otherwise classified pursuant to, any applicable laws or regulations as “hazardous substances,” “hazardous materials,” “hazardous wastes,” “toxic substances,” “pollutants,” “contaminants,” or any other similar term that defines, lists, or classifies a substance by reason of such substance’s ignitability, corrosivity, reactivity, carcinogenicity, reproductive toxicity, “EP toxicity” or adverse affect on human health or the environment, (b) oil, petroleum, or petroleum-derived substances, natural gas, natural gas liquids, synthetic gas, drilling fluids, produced waters, and other wastes associated with the exploration, development, or production of crude oil, natural gas, or geothermal resources, (c) any radioactive materials, (d) polychlorinated biphenyls, and (e) infectious waste.

1.82         “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and the rules and regulations promulgated thereunder.

1.83         “HSR Agencies” means the Federal Trade Commission and the Antitrust Division of the Department of Justice.

1.84         “Idearc Agreements” has the meaning set forth in the Distribution Agreement.

1.85         “Identified Persons” has the meaning set forth in Section 7.12(a).

1.86         “ILEC” has the meaning set forth in Section 5.22.

1.87         “Intellectual Property Agreement” means the Intellectual Property Agreement to be entered into between Verizon and Spinco, in the form attached to the Distribution Agreement.

1.88         “Intellectual Property Rights” means all United States and foreign issued and pending patents, trademarks, service marks, slogans, logos, trade names, service names, Internet domain names, trade styles, trade dress and other indicia of origin, and all goodwill associated with any of the foregoing, copyrights, copyrightable works, trade secrets, know-how, processes, methods, designs, computer programs, plans, specifications, data, inventions (whether or not patentable or reduced to practice), improvements, confidential, business and other information and all intangible property, proprietary rights and other intellectual property, and all registrations, applications and renewals (including divisionals, continuations, continuations-in-part, reissues, renewals, registrations, re-examinations and extensions) for, and tangible embodiments of, and all rights with respect to, any of the foregoing.

1.89         “Interim Balance Sheet Date” has the meaning set forth in Section 5.4(d).

1.90         “Interim Financial Statements” has the meaning set forth in Section 5.4(a)(ii).

1.91         “Internal Restructuring” has the meaning set forth in the recitals hereto.

1.92         “Internal Spinoffs” has the meaning set forth in the recitals hereto.

1.93         “IRS” means the United States Internal Revenue Service or any successor thereto, including, but not limited to, its agents, representatives and attorneys.

1.94         “IRS Ruling” means a private letter ruling from the IRS to the effect that (i) the First Internal Spinoff will qualify as a reorganization under Section 368(a)(1)(D) of the Code and a distribution eligible for nonrecognition under Sections 355(a) and 361(c) of the Code; (ii) the Second Internal Spinoff will qualify as a distribution eligible for nonrecognition under Sections 355(a) and 361(c) of the Code; (iii) the Contribution, together with the Distribution, will qualify as a tax-free reorganization under Section 368(a)(1)(D) of the Code; (iv) the Distribution will qualify as a distribution of Spinco stock to Verizon stockholders eligible for nonrecognition under Sections 355(a) and 361(c) of the Code; (v) Verizon will not recognize gain or loss for federal income tax purposes in connection with the receipt of the Spinco Securities or the consummation of the Debt Exchange; (vi) the Special Dividend will qualify as money transferred to creditors or distributed to shareholders in connection with the reorganization within the meaning of Section 361(b)(1) of the Code, to the extent that Verizon distributes the Special Dividend to its creditors and/or shareholders in connection with the Contribution; and (vii) no gain or loss will be recognized as a result of such transactions for federal income tax purposes by any of Verizon, Spinco, and their respective stockholders and Subsidiaries (except to the extent of cash received in lieu of fractional shares).

1.95         “IRS Submission” has the meaning set forth in Section 7.9(a)(i).

1.96         “Law” means any federal, state, local or foreign law (including common law), statute, code, ordinance, rule, regulation, judgment, order, injunction, decree, arbitration award, agency requirement, license or permit of any Governmental Authority.

1.97         [Intentionally omitted.]

1.98         “Leased Real Property” has the meaning set forth in the Distribution Agreement.

1.99         “Leases” means all leases, subleases, licenses, concessions and other agreements (written or oral), including all amendments, extensions, renewals, guaranties and other agreements with respect thereto, pursuant to which any Person holds any Leased Real Property.

1.100       “Liens” means all mortgages, deeds of trust, liens, security interests, pledges, leases, conditional sale contracts, claims, charges, liabilities, obligations, privileges, easements, rights of way, limitations, reservations, restrictions, options, rights of first refusal and other encumbrances of every kind.  For the avoidance of doubt, the license of Intellectual Property Rights shall not itself constitute a Lien.

1.101       “Losses” has the meaning set forth in Section 10.3(d).

1.102       “Material Adverse Effect” means, with respect to any business or Person, any state of facts, change, development, event, effect, condition or occurrence that, individually or in the aggregate, has had or would be reasonably likely to have a materially adverse effect on the business, assets, properties, liabilities or condition (financial or otherwise) of such business or Person and its Subsidiaries, as applicable, taken as a whole, or that, directly or indirectly, prevents or materially impairs or delays the ability of such Person to perform its obligations under this Agreement; but shall not include facts, events, changes, effects or developments (i) (A) generally affecting the rural, regional or nationwide wireline voice and data industry in the United States, including regulatory and political developments and changes in Law or GAAP, or (B) generally affecting the economy or financial markets in the United States, (ii) resulting from the announcement of this Agreement and the transactions contemplated hereby or by the other Transaction Agreements or the taking of any action required by this Agreement or the other Transaction Agreements in connection with the Merger (including any decrease in customer demand, any reduction in revenues, any disruption in supplier, partner or similar relationships, or any loss of employees resulting therefrom) or (iii) resulting from any natural disaster, or any engagement by the United

States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any act or acts of terrorism (except to the extent that any such facts, events, changes, effects or developments referenced in clauses (i) and (iii) have a disproportionate effect on such business or Person and its Subsidiaries); provided, that any fluctuation in the market price of such Person’s publicly traded common stock, separately and by itself, shall not be deemed to constitute a Material Adverse Effect hereunder (it being understood that the foregoing shall not prevent a party from asserting that any fact, change, development, event, effect, condition or occurrence that may have contributed to such fluctuation in market price independently constitutes a Material Adverse Effect).

1.103       “ME Lease” has the meaning set forth in Section 7.16(iii).

1.104       “ME Premises” has the meaning set forth in Section 7.16(iii).

1.105       “Merger” has the meaning set forth in Section 2.1.

1.106       “Merger Tax Opinion” has the meaning set forth in Section 7.9(c).

1.107       “Merger Transfer Taxes” means any sales, use, transfer, registration, recording, stamp, value added or other similar taxes or fees arising out of or attributable to the Merger.

1.108       “Network Element” means any port network device, computer, server or other processing device connected to or used in support of the public switched voice, data, DSL and other networks of the Spinco Business, to the extent such element is located in the states of Maine, Vermont or New Hampshire and is used solely in the support of the Spinco Business.

1.109       “Network Element Software” means the Verizon Third Party Intellectual Property consisting of system software and any application software, in each case in the form and content it exists as of the Closing Date, as and to the extent installed on Network Elements owned or leased by Spinco or the Spinco Subsidiaries as of the Closing, certain of which software is listed on Section 1.109 of the Spinco Disclosure Letter along with the Network Elements in which they are installed, but excluding any application software (other than application software that has been specifically designed and dedicated for a Network Element and is required for a Network Element to perform its voice or data function) which is licensed pursuant to an Excluded Contract that (i) is licensed by any Person other than the Network Element supplier, (ii) is not identified on Section 1.109 of the Spinco Disclosure Letter or (iii) is identified on Section 1.109(iii) of the Spinco Disclosure Letter.

1.110       “New Financing” means the financing contemplated by the Commitment Letter.

1.111       “NH Lease” has the meaning set forth in Section 7.16(ii).

1.112       “NH Premises” has the meaning set forth in Section 7.16(ii).

1.113       “Non-ILEC Spinco Subsidiary” has the meaning set forth in the Distribution Agreement.

1.114       “Nominating Agreement” means that certain Nominating Agreement, dated as of February 8, 2005, by and among the Company, Kelso Investment Associates V, L.P., a Delaware limited partnership, Kelso Equity Partners V, L.P., a Delaware limited partnership, and Thomas H. Lee Equity Fund IV, L.P., a Delaware limited partnership.

1.115       “Non-Statutory Intellectual Property” means (i) all unpatented inventions (whether or not patentable), trade secrets, know-how and proprietary information, including but not limited to (in whatever form or medium), discoveries, ideas, compositions, formulas, computer programs (including source and object codes), computer software documentation, database, drawings, designs, plans, proposals, specifications, photographs, samples, models, processes, procedures, data, information, manuals, reports, financial, marketing and business data, and pricing and cost information, correspondence and notes, (ii) United States works of authorship, mask works, copyrights, and copyright and mask work registrations and applications for registration, and (iii) any rights or licenses in the foregoing which may be granted without the payment of compensation or other consideration to any Person; provided, however, that, notwithstanding anything to the contrary, the definition of “Non-Statutory Intellectual Property” shall not include any Statutory Intellectual Property.

1.116       “NYNEX” has the meaning set forth in the recitals hereto.

1.117       “NYSE” has the meaning set forth in Section 3.3(b).

1.118       “Order” means any decree, judgment, injunction, writ, ruling or other order of any Governmental Authority.

1.119       “Other PUC Applications” has the meaning set forth in Section 7.6(b).

1.120       “Owned Real Property” has the meaning set forth in the Distribution Agreement.

1.121       “PBGC” means the U.S. Pension Benefit Guaranty Corporation.

1.122       “Per Share Merger Consideration” has the meaning set forth in Section 3.1(a).

1.123       “Permitted Encumbrances” means (A) statutory Liens for Taxes that are not due and payable as of the Closing Date, or that are being contested in good faith and for which appropriate reserves have been established in accordance with GAAP; (B) mechanics liens and similar Liens for labor, materials or supplies provided, incurred in the ordinary course of business for amounts which are not due and payable or are subject to dispute and with respect to which reserves have been established in accordance with GAAP; (C) zoning, building codes and other land use Laws regulating the use or occupancy of such Owned Real Property or the activities conducted thereon which are imposed by any governmental authority having jurisdiction over such Owned Real Property which are not violated by the current use or occupancy of such Owned Real Property or the operation of the business thereon; (D) easements, covenants, conditions, restrictions and other similar matters of record affecting title to any Owned Real Property which do not or would not materially impair the use or occupancy of such Owned Real Property in the operation of the business conducted thereon; and (E) Liens securing indebtedness incurred in connection with the New Financing or disclosed in the Company SEC Documents or the Spinco Financial Statements, as applicable.

1.124       “Person” or “person” means a natural person, corporation, company, joint venture, individual business trust, trust association, partnership, limited partnership, limited liability company or other entity, including a Governmental Authority.

1.125       “Proprietary Business Information” means any and all non-technical, non-public information included in the Non-Statutory Intellectual Property which is owned by Verizon or its U.S. Affiliates as of the Closing, after giving effect to the assignment contemplated by Section 2.1(a) of the Intellectual Property Agreement, and is used in the Spinco Business as of the Closing Date, but excluding Customer Data.

1.126       “Proxy Statement/Prospectus” means the letters to Company stockholders, notices of meeting, proxy statement and forms of proxies to be distributed to Company stockholders in connection with the Merger and the transactions contemplated by this Agreement and any additional soliciting material or schedules required to be filed with the SEC in connection therewith, it being understood that if the Company Registration Statement is not declared effective and mailed to the Verizon stockholders substantially contemporaneously with the mailing of the Proxy Statement/Prospectus to the Company stockholders, then the prospectus included in the Company Registration Statement at the time of its mailing to the Verizon stockholders may be different than the Proxy Statement/Prospectus mailed to the Company stockholders.

1.127       “Purchase Letter of Credit” has the meaning set forth in Section 7.26(b).

1.128       “Qualified Transition Expenses” means any and all fees, costs, expenses and other amounts incurred or paid by the Company or any of the Company Subsidiaries from and after the date hereof and prior to the Effective Time in connection with the Company’s planning and efforts to integrate and operate the Spinco Business from and after the Closing, including, without limitation, fees, costs and expenses relating to the acquisition of equipment and systems which are primarily dedicated to such purposes, and those in respect of consultants, third party providers, and newly hired employees of the Company or any of its Subsidiaries who are solely dedicated to such purposes other than any employee earning more than $200,000 per year.

1.129       “Quarterly Financial Statements” has the meaning set forth in Section 7.18(b).

1.130       “Real Property Interests” means all easements, rights of way, and licenses in the real property of Spinco that are used primarily in the operation of the Spinco Business, and excluding all Spinco Owned Real Property and property and interests subject to Spinco Leases and Spinco Subleases.

1.131       “Record Date” has the meaning set forth in the Distribution Agreement.

1.132       “Redactable Information” has the meaning set forth in Section 7.9(a)(i).

1.133       “Registration Statements” means the Company Registration Statement and the Spinco Registration Statement, if any.

1.134       “ILEC Spinco Subsidiary” has the meaning set forth in the recitals hereto.

1.135       “Regulation S-K” means Regulation S-K promulgated under the Exchange Act.

1.136       “Regulatory Law” has the meaning set forth in Section 7.6(e).

1.137       “Requisite Approval” has the meaning set forth in Section 6.22.

1.138       “Restraint” has the meaning set forth in Section 8.1(h).

1.139       “Rule 145 Affiliate” has the meaning set forth in Section 7.13.

1.140       “Rule 145 Affiliate Agreement” has the meaning set forth in Section 7.13.

1.141       “Ruling Request” has the meaning set forth in Section 7.9(a)(i).

1.142       “Sarbanes-Oxley Act” has the meaning set forth in Section 6.4(c).

1.143       “SEC” means the U.S. Securities and Exchange Commission.

1.144       “Second Internal Spinoff” has the meaning set forth in the recitals hereto.

1.145       “Securities Act” means the Securities Act of 1933, as amended, together with the rules and regulations promulgated thereunder.

1.146       “Settlement Requirements” has the meaning set forth in Section 10.5(a).

1.147       “Significant Subsidiary” has the meaning set forth in Rule 1-02 of Regulation S-X promulgated under the Exchange Act.

1.148       “Solvency Opinion” has the meaning set forth in Section 8.1(l).

1.149       “Special Dividend” has the meaning set forth in the Distribution Agreement.

1.150       “Specified Contract” has the meaning set forth in Section 7.6(g).

1.151       “Spinco” has the meaning set forth in the Preamble hereto.

1.152       “Spinco Adjusted EBITDA” means, for the applicable twelve month period ending with any specified fiscal quarter, the operating income during such period of the local exchange carrier portion of the Spinco Business (calculated in a manner consistent with the applicable Interim Financial Statements (without any material changes or modifications to the methods of revenue recognition or allocation of inter-company charges or expenses contained therein)) before interest, taxes, depreciation and amortization, plus (i) the amount of all applicable costs and charges relating to pension and benefit obligations relating to the Spinco Business, determined in a manner consistent with the methodology used for the third quarter of 2006 as illustrated on Section 1.152 of the Spinco Disclosure Letter, and (ii) any special items that are allocated to the Spinco Business in a manner consistent with past practice and reflected in the financial statements of the Spinco Business but are not included by Verizon in its quarterly releases of financial results announcing statements of income before special and non-recurring items (by way of illustration only, Section 1.152 of the Spinco Disclosure Letter describes the special items that applied to the third quarter of 2006).

1.153       “Spinco Assets” has the meaning set forth in the Distribution Agreement.

1.154       “Spinco Benefit Plans” has the meaning set forth in Section 5.12(a).

1.155       “Spinco Business” has the meaning set forth in the Distribution Agreement.

1.156       “Spinco Common Stock” means the common stock, par value $0.01 per share, of Spinco.

1.157       “Spinco Disclosure Letter” has the meaning set forth in the first paragraph of Article V.

1.158       “Spinco Employee” has the meaning set forth in Section 5.12(a).

1.159       “Spinco Financial Statements” has the meaning set forth in Section 5.4(a)(ii).

1.160       “Spinco Group” means Spinco and the Spinco Subsidiaries.

1.161       “Spinco’s Knowledge” has the meaning set forth in Section 11.13.

1.162       “Spinco Leases” has the meaning set forth in Section 5.18(b).

1.163       “Spinco Liabilities” has the meaning set forth in the Distribution Agreement.

1.164       “Spinco Licenses” has the meaning set forth in Section 5.19(a).

1.165       “Spinco Material Contracts” has the meaning set forth in Section 5.15(a).

1.166       “Spinco Owned Real Property” means all Owned Real Property of Spinco or Spinco Subsidiaries after giving effect to the Contribution.

1.167       “Spinco Registration Statement” means the registration statement on Form S-1, if any, or such other form, if any, as may be required by the Securities Act and/or the SEC to be filed by Spinco with the SEC to effect the registration under the Securities Act of the issuance of the shares of Spinco Common Stock to be issued in the Distribution (as amended and supplemented from time to time).

1.168       “Spinco Securities” has the meaning set forth in the Distribution Agreement.

1.169       “Spinco Stockholder Approval” has the meaning set forth in Section 5.16.

1.170       “Spinco Subleases” has the meaning set forth in Section 5.18(b).

1.171       “Spinco Subsidiaries” means all direct and indirect Subsidiaries of Spinco immediately following the Contribution.

1.172       “Spinco Voting Debt” has the meaning set forth in Section 5.2(c).

1.173       “State Regulators” has the meaning set forth in Section 5.19(a).

1.174       “Statutory Intellectual Property” means all (i) United States patents and patent applications of any kind, (ii) United States works of authorship, mask-works, copyrights, and copyright and mask work registrations and applications for registration, and (iii) trademarks, trade names, trade styles, trade dress, other indicia of origin, service marks, domain names, and any and all applications and registrations for the foregoing.

1.175       “Subsidiary” means, with respect to any Person (but subject to the proviso in the definition of Affiliate), a corporation, partnership, association, limited liability company, trust or other form of legal entity in which such Person, a Subsidiary of such Person or such Person and one or more Subsidiaries of such Person, directly or indirectly, has either (i) a majority ownership in the equity thereof, (ii) the power, under ordinary circumstances, to elect, or to direct the election of, a majority of the board of directors or other analogous governing body of such entity, or (iii) the title or function of general partner or manager, or the right to designate the Person having such title or function.

1.176       “Supplies” has the meaning set forth in Section 7.26(a).

1.177       “Surviving Corporation” has the meaning set forth in Section 2.1.

1.178       “Surviving Corporation Indemnitees” means the Surviving Corporation, each Affiliate of the Surviving Corporation (including all Subsidiaries of the Surviving Corporation) and their respective directors, officers, agents and employees.

1.179       “Surviving Corporation Releasors” has the meaning set forth in Section 7.12(b).

1.180       “Tariffs” has the meaning set forth in Section 7.6(g).

1.181       “Tax” or “Taxes” means (i) all taxes, charges, fees, duties, levies, imposts, required deposits, rates or other assessments or governmental charges of any kind imposed by any federal, state, local or foreign Taxing Authority, including income, gross receipts, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including Taxes under Section 59A of the Code), custom duties, property (including real, personal or intangible), sales, use, license, capital stock, transfer, franchise, registration, payroll, withholding, social security (or similar), unemployment, disability, value added, alternative or add-on minimum or other taxes, whether disputed or not, and including any interest, penalties or additions attributable thereto; (ii) liability for the payment of any amount of the type described in clause (i) above arising as a result of being (or having been) a member of any consolidated, combined, unitary or similar group or being (or having been) included or required to be included in any Tax Return related thereto (including pursuant to U.S. Treasury Regulation § 1.1502-6); and (iii) liability for the payment of any amount of the type described in clauses (i) or (ii) above as a result of any express or implied obligation to indemnify or otherwise assume or succeed to the liability of any other Person.

1.182       “Tax-Free Status of the Transactions” means each of the intended tax consequences specified in the twelfth recital hereto.

1.183       “Tax Return” means any return, report, certificate, form or similar statement or document (including any related or supporting information or schedule attached thereto and any information return, amended tax return, claim for refund or declaration of estimated tax) required to be supplied to, or filed with, a Taxing Authority in connection with the determination, assessment or collection of any Tax or the administration of any laws, regulations or administrative requirements relating to any Tax.

1.184       “Tax Sharing Agreement” means the Tax Sharing Agreement to be entered into on the date hereof between Verizon, Spinco and the Company, as such agreement may be amended from time to time.

1.185       “Taxing Authority” means any Governmental Authority or any quasi-governmental or private body having jurisdiction over the assessment, determination, collection or imposition of any Tax (including the IRS).

1.186       “Telecommunications Regulatory Consents” has the meaning set forth in Section 7.6(c).

1.187       “Termination Agreement” has the meaning set forth in the recitals hereto.

1.188       “Termination Date” means the date, if any, on which this Agreement is terminated pursuant to Section 9.1(b).

1.189       “Territory” has the meaning set forth in the Distribution Agreement.

1.190       “Territory PUC Applications” has the meaning set forth in Section 7.6(c).

1.191       “Third-Party Claim” has the meaning set forth in Section 10.5(a).

1.192       “Transaction Agreements” means this Agreement, the Distribution Agreement, the Employee Matters Agreement, the Intellectual Property Agreement, the Transition Services Agreement, the Idearc Agreements and the Tax Sharing Agreement.

1.193       “Transferred Affiliate Arrangement” has the meaning set forth in the Distribution Agreement.

1.194       “Transition Services Agreement” has the meaning set forth in the Distribution Agreement.

1.195       “U.S. Affiliate” means any Affiliate of Verizon that is incorporated in and operates solely in the United States, but specifically excluding Verizon Wireless, Telecomunicaciones de Puerto Rico, Inc., Verizon Airfone Inc. and any subsidiaries of the foregoing.

1.196       “Verizon” has the meaning set forth in the Preamble hereto.

1.197       “Verizon Approvals” has the meaning set forth in Section 4.2(c).

1.198       “Verizon Common Stock” means the common stock, par value $0.10 per share, of Verizon.

1.199       “Verizon Disclosure Letter” has the meaning set forth in the first paragraph of Article IV.

1.200       “Verizon Group” means Verizon and the Verizon Subsidiaries.

1.201       “Verizon Indemnitees” means Verizon, each Affiliate of Verizon (including all Subsidiaries of Verizon) and their respective directors, officers, agents and employees.

1.202       “Verizon IP Consent” means any authorizations, approvals, consents or waivers required by any Person, other than Verizon or any of its Subsidiaries, pursuant to their Contract rights (including any right to receive upgrades or maintenance, support or similar services, if any) in respect of any Network Element Software in connection with the consummation by Verizon and its Subsidiaries of the transactions contemplated by the Distribution Agreement or this Agreement.

1.203       “Verizon IP Consent Costs” has the meaning set forth in Section 7.8(b).

1.204       “Verizon New England” has the meaning set forth in the recitals hereto.

1.205       “Verizon Subsidiaries” means all direct and indirect Subsidiaries of Verizon immediately after the Distribution Date, assuming that the Distribution has occurred in accordance with the Distribution Agreement.

1.206       “Verizon Tax Counsel” means Debevoise & Plimpton LLP.

1.207       “Verizon Third Party Consents” means the authorizations, approvals, consents or waivers required by Law, by Governmental Authorities, or other Person, other than Verizon or any of its Subsidiaries, pursuant to their Contract rights (other than authorizations, approvals, consents or waivers related to Verizon Third Party Intellectual Property or constituting Telecommunications Regulatory Consents or other consents in respect of telecommunications regulatory matters) in connection with the consummation by Verizon and its Subsidiaries of the transactions contemplated by the Distribution Agreement or this Agreement.

1.208       “Verizon Third Party Intellectual Property” means any and all Intellectual Property Rights owned by any Person other than Verizon or any of its Subsidiaries, that is used in the conduct of the Spinco Business, without regard as to whether Verizon or any of its Subsidiaries has any rights therein or the right to assign such rights to Spinco or the Spinco Subsidiaries.

1.209       “Verizon Wireless” means Cellco Partnership d/b/a Verizon Wireless, a Delaware general partnership.

1.210       “Volume Commitments” has the meaning set forth in Section 7.6(g).

1.211       “WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended and any similar state or local law, regulation or ordinance.

ARTICLE II

The Merger

2.1           The Merger.  At the Effective Time and upon the terms and subject to the conditions of this Agreement, Spinco shall be merged with and into the Company (the “Merger”) in accordance with the applicable provisions of the DGCL, the separate existence of Spinco shall cease and the Company shall continue as the surviving corporation of the Merger (sometimes referred to herein as the “Surviving Corporation”) and shall succeed to and assume all the rights, powers and privileges and be subject to all of the obligations of Spinco in accordance with the DGCL and upon the terms set forth in this Agreement.

2.2           Closing.  Unless the transactions herein contemplated shall have been abandoned and this Agreement terminated pursuant to Section 9.1, the closing of the Merger and the other transactions contemplated hereby (the “Closing”) shall take place no later than 2:00 p.m., prevailing Eastern time, on the last Friday of the month in which the conditions set forth in Article VIII (other than those that are to be satisfied by action at the Closing) are satisfied or, to the extent permitted by applicable Law, waived unless otherwise agreed upon in writing by the parties (but in any event not earlier than the last Friday of December 2007) (the “Closing Date”) at the offices of counsel to Verizon or such other location as may be reasonably specified in writing by Verizon.

2.3           Effective Time.  Upon the terms and subject to the conditions of this Agreement, on the Closing Date, a certificate of merger shall be filed with the Secretary of State of the State of Delaware with respect to the Merger (the “Certificate of Merger”), in such form as is required by, and executed in accordance with, the applicable provisions of the DGCL.  The Merger shall become effective at the time of filing of the Certificate of Merger or at such later time as the parties hereto may agree and as is provided in the Certificate of Merger.  The date and time at which the Merger shall become so effective is herein referred to as the “Effective Time.”

2.4           Effects of the Merger.  At the Effective Time, the effects of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL.  Without limiting the generality of the foregoing, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Spinco shall vest in the Surviving Corporation, and all debts, liabilities, duties and obligations of the Company and Spinco shall become the debts, liabilities, duties and obligations of the Surviving Corporation.

2.5           Certificate of Incorporation and Bylaws of the Surviving Corporation.

(a)           At the Effective Time, the certificate of incorporation of the Company as in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Corporation until thereafter duly amended in accordance with such certificate of incorporation and applicable Law.

(b)           At the Effective Time, the bylaws of the Company as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until thereafter duly amended in accordance with the certificate of incorporation of the Surviving Corporation, such bylaws and applicable Law.

2.6           Directors and Officers of the Surviving Corporation.  Subject to Section 7.19, the directors of the Company at the Effective Time shall, from and after the Effective Time, be the initial directors of the Surviving Corporation.  The officers of the Company at the Effective Time shall, from and after the Effective Time, be the initial officers of the Surviving Corporation.  Such directors and officers shall serve until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s certificate of incorporation and bylaws.

2.7           Potential Restructuring of Transactions.  If, prior to the date on which the Company intends to commence solicitation of proxies for use at the Company Stockholders Meeting, the IRS notifies Verizon that the IRS will not issue the IRS Ruling in whole or in part, then, during the ensuing 30 day period, the parties will collaborate reasonably and in good faith in order to determine a possible alternative structure for the transactions contemplated hereby that the parties determine, with the assistance of their respective tax advisors, will either make likely the receipt from the IRS of the IRS Ruling or eliminate the necessity for an IRS Ruling, in either case, without (a) substantially increasing the costs to any party associated with the transactions contemplated hereby, (b) causing the performance of the covenants and agreements of any party hereunder to become substantially more burdensome, (c) substantially increasing the regulatory or other consents or approvals required to consummate the transactions contemplated hereby, or (d) otherwise resulting in any substantial impediment to the consummation of the transactions contemplated hereby.  In the event the parties reasonably, and in good faith, agree upon such an alternative structure, they shall be obligated, as soon as practicable thereafter, to modify the covenants and agreements set forth in this Agreement and the other Transaction Agreements accordingly to reflect the change in transaction structure referenced in the immediately preceding sentence.  In furtherance of the foregoing, each of the parties shall take all action reasonably necessary to modify the Ruling Request to reflect the transactions as so modified and effectuate the change in transaction structure contemplated by this Section 2.7, and each such party shall use its reasonable best efforts to cause the transactions contemplated hereby, as so modified, to be consummated as soon as practicable thereafter.  To the extent that the filing or effectiveness of the materials necessary for the solicitation of proxies for use at the Company Stockholders Meeting is delayed in order to afford the parties the time necessary to obtain a response with respect to the IRS Ruling such delay will be deemed to not constitute, nor constitute any basis for a claim of, a breach of the Company’s covenants under Article VII hereof or otherwise.  The parties acknowledge that Verizon may elect pursuant to Section 2.4(e) of the Distribution Agreement to change the structure of certain transactions contemplated in the recitals hereto and to make amendments to this Agreement in order to reflect such changes.

ARTICLE III

Conversion of Shares; Exchange of Certificates

3.1           Effect on Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of Spinco, the Company or any holder of any Spinco Common Stock or Company Common Stock:

(a)           All of the shares of Spinco Common Stock issued and outstanding immediately prior to the Effective Time (other than shares canceled in accordance with Section 3.1(b)) shall be automatically converted into an aggregate number of duly authorized, validly issued, fully paid and nonassessable shares of Company Common Stock equal to the product of (x) 1.5266 multiplied by (y) the aggregate number of shares of Company Common Stock issued and outstanding, on a Fully Diluted Basis, immediately prior to the Effective Time (the “Aggregate Merger Consideration”), with each such share of Spinco Common Stock issued and outstanding as of the Effective Time to be converted into a number of shares of Company Common Stock equal to (i) the Aggregate Merger Consideration divided by (ii) the aggregate number of shares of Spinco Common Stock issued and outstanding as of immediately prior to the Effective Time (the “Per Share Merger Consideration”).

(b)           Each share of Spinco Common Stock held by Spinco as treasury stock immediately prior to the Effective Time shall be canceled and shall cease to exist and no stock or other consideration shall be issued or delivered in exchange therefor.

(c)           Each share of Spinco Common Stock issued and outstanding immediately prior to the Effective Time, when converted in accordance with this Section 3.1, shall no longer be outstanding and shall automatically be canceled and shall cease to exist.

(d)           Each share of Company Common Stock that is issued and outstanding immediately prior to and at the Effective Time shall remain outstanding following the Effective Time.

3.2           Distribution of Per Share Merger Consideration.

(a)           Agent.  Prior to or at the Effective Time, the Company shall deposit with the Agent (as defined in the Distribution Agreement), for the benefit of persons entitled to receive shares of Spinco Common Stock in the Distribution and for distribution in accordance with this Article III, through the Agent, certificates or book-entry authorizations representing the shares of Company Common Stock (such shares of Company Common Stock being hereinafter referred to as the “Distribution Fund”) issuable pursuant to Section 3.1 upon conversion of outstanding shares of Spinco Common Stock.  The Agent shall, pursuant to irrevocable instructions, deliver the Company Common Stock contemplated to be issued pursuant to Section 3.1 from the shares of Company Common Stock held in the Distribution Fund.  If the Company deposits such shares into the Distribution Fund prior to the Effective Time and the Merger is not consummated, the Agent shall promptly return such shares to the Company.  The Distribution Fund shall not be used for any other purpose.

(b)           Distribution Procedures.  At the Effective Time, all shares of Spinco Common Stock shall be converted into shares of Company Common Stock pursuant to, and in accordance with the terms of this Agreement, immediately following which the Agent shall distribute on the same basis as the shares of Spinco Common Stock would have been distributed in the Distribution and to the persons entitled to receive such Distribution, in respect of the outstanding shares of Verizon Common Stock held by holders of record of Verizon Common Stock on the Record Date, all of the shares of Company Common Stock into which the shares of Spinco Common Stock that otherwise would have been distributed in the Distribution have been converted pursuant to the Merger.  Each person entitled to receive Spinco Common Stock in the Distribution shall be entitled to receive in respect of the shares of Spinco Common Stock otherwise distributable to such person a certificate or book-entry authorization representing the number of whole shares of Company Common Stock that such holder has the right to receive pursuant to this Article III (and cash in lieu of fractional shares of Company Common Stock, as contemplated by Section 3.3) (and any dividends or distributions pursuant to Section 3.2(c)).  The Agent shall not be entitled to vote or exercise any rights of ownership with respect to the Company Common Stock held by it from time to time hereunder.  The Company agrees that, from and after the Effective Time, those holders of record of Verizon Common Stock who have become holders of record of Company Common Stock by virtue of the Distribution and the Merger shall be holders of record of Company Common Stock for all purposes for so long as they hold such Company Common Stock.

(c)           Distributions with Respect to Undistributed Shares.  No dividends or other distributions declared or made after the Effective Time with respect to Company Common Stock with a record date after the Effective Time shall be paid with respect to any shares of Company Common Stock that have not been distributed by the Agent promptly after the Effective Time, whether due to a legal impediment to such distribution or otherwise.  Subject to the effect of applicable Laws, following the distribution of any such previously undistributed shares of Company Common Stock, there shall be paid to the record holder of such shares of Company Common Stock, without interest (i) at the time of the distribution, the amount of cash payable in lieu of fractional shares of Company Common Stock to which such holder is entitled pursuant to Section 3.3 and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Company Common Stock and (ii) at the appropriate payment date therefor, the amount of dividends or other distributions with a record date after the Effective Time but prior to the distribution of such shares and a payment date subsequent to the distribution of such shares payable with respect to such whole shares of Company Common Stock.

(d)           No Further Ownership Rights in Spinco Common Stock.  All shares of Company Common Stock issued in respect of shares of Spinco Common Stock (including any cash paid pursuant to Section 3.2(c)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Spinco Common Stock.

(e)           Termination of Distribution Fund.  Any portion of the Distribution Fund made available to the Agent that remains undistributed to the former stockholders of Spinco on the one-year anniversary of the Effective Time shall be delivered to the Company, upon demand, and any former stockholders of Spinco who have not received shares of Company Common Stock in accordance with this Article III shall thereafter look only to the Company for payment of their claim for shares of Company Common Stock and any dividends, distributions or cash in lieu of fractional shares with respect to such Company Common Stock (subject to any applicable abandoned property, escheat or similar Law).

(f)            No Liability.  Neither Spinco, the Surviving Corporation nor the Agent shall be liable to any holder of any shares of Spinco Common Stock or any holder of shares of Verizon Common Stock for any shares of Company Common Stock (or dividends or distributions with respect thereto or with respect to shares of Spinco Common Stock) or cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g)           Closing of Transfer Books.  From and after the Effective Time, the stock transfer books of Spinco shall be closed and no transfer shall be made of any shares of capital stock of Spinco that were outstanding immediately prior to the Effective Time.

(h)           Withholding Rights.  Spinco, the Company and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of any Spinco Common Stock such amounts as they determine in good faith are required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or foreign Tax Law.  To the extent that amounts are so withheld and paid over to the appropriate Taxing Authority, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the recipient.

3.3           Fractional Shares.

(a)           No fractional shares of Company Common Stock shall be issued in the Merger and no dividend or distribution with respect to Company Common Stock shall be payable on or with respect to any fractional share and such fractional share interests will not entitle the owner thereof to any rights of a stockholder of the Company.

(b)           As promptly as practicable following the Effective Time, the Agent shall determine the excess of (x) the number of shares of Company Common Stock delivered to the Agent by the Company pursuant to Section 3.2(a) over (y) the aggregate number of whole shares of Company Common Stock to be distributed in respect of shares of Spinco Common Stock pursuant to Section 3.2(b) (such excess, the “Excess Shares”).  As soon after the Effective Time as practicable, the Agent, as agent for the applicable holders, shall sell the Excess Shares at the then prevailing prices on the New York Stock Exchange (the “NYSE”), in the manner provided in paragraph (c) of this Section 3.3.

(c)           The sale of the Excess Shares by the Agent shall be executed on the NYSE through one or more member firms of the NYSE and shall be executed in round lots to the extent practicable. The Agent shall use all reasonable efforts to complete the sale of the Excess Shares as promptly following the Effective Time as is practicable consistent with obtaining the best execution of such sales in light of prevailing market conditions. Until the net proceeds of any such sale or sales have been distributed in respect of such shares of Spinco Common Stock, the Agent will hold such proceeds in trust for the applicable holders.  The Surviving Corporation shall pay all commissions, transfer taxes and other out-of-pocket transaction costs of the Agent incurred in connection with such sale or sales of Excess Shares.  In addition, the Surviving Corporation shall pay the Agent’s compensation and expenses in connection with such sale or sales. The Agent shall determine the portion of such net proceeds to which each applicable holder shall be entitled, if any, by multiplying the amount of the aggregate net proceeds by a fraction the numerator of which is the amount of the fractional share interest to which such holder of Spinco Common Stock is entitled (after taking into account all shares of Spinco Common Stock then held by such holder) and the denominator of which is the aggregate amount of fractional share interests to which all holders of Spinco Common Stock are entitled.

(d)           As soon as practicable after the determination of the amount of cash, if any, to be paid in respect of Spinco Common Stock with respect to any fractional share interests, the Agent shall pay such amounts to the applicable holders.

ARTICLE IV

Representations and Warranties of Verizon

Except as disclosed in the corresponding section of the Disclosure Letter delivered by Verizon to the Company immediately prior to the execution of this Agreement (the “Verizon Disclosure Letter”), Verizon hereby represents and warrants to the Company as follows:

4.1           Organization; Qualification.  Verizon is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.  Each of Verizon and its Subsidiaries has all requisite corporate power and authority to own, lease and operate the Spinco Assets.  Each of the Contributing Companies is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the Spinco Assets or the nature of the Spinco Business operated by it makes such qualification necessary, except in such jurisdictions where the failure to be so qualified or licensed or in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco or the Spinco Business.

4.2           Corporate Authority; No Violation.

(a)           Verizon has the corporate power and authority to enter into this Agreement and each other Transaction Agreement to which it is or as of the Effective Time will be a party and to carry out its obligations hereunder and thereunder.  The execution, delivery and performance by Verizon of this Agreement and each other Transaction Agreement to which it is or as of the Effective Time will be a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of Verizon, except for such further action of the Board of Directors of Verizon required to establish the Record Date and the Distribution Date, and the effectiveness of the declaration of the Distribution by the Board of Directors of Verizon (which is subject to the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in the Distribution Agreement).  This Agreement has been duly executed and delivered by Verizon and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding agreement of Verizon, enforceable against Verizon in accordance with its terms (except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally, or by principles governing the availability of equitable remedies).  As of the Distribution Date, each other Transaction Agreement to which Verizon or one of its Subsidiaries is a party will have been duly executed and delivered by Verizon and/or one of its Subsidiaries and, assuming the due authorization, execution and delivery by the other parties thereto, will constitute a legal, valid and binding agreement of Verizon and/or such Subsidiary, as applicable, enforceable against Verizon and/or such Subsidiary, as applicable in accordance with its terms (except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally, or by principles governing the availability of equitable remedies).

(b)           Neither the execution and delivery by Verizon of this Agreement and other Transaction Agreements to which it is a party nor the consummation by Verizon of the transactions contemplated hereby or thereby, or performance by Verizon of any of the provisions hereof or thereof will (i) violate or conflict with any provisions of Verizon’s certificate of incorporation or bylaws; (ii) assuming the consents and approvals contemplated by Section 4.2(c) are obtained, result in a default (or an event that, with notice or lapse of time or both, would become a default) or give rise to any right of termination by any third party, cancellation, amendment or acceleration of any obligation or the loss of any benefit under, any Contract to which Verizon or any of its Subsidiaries is a party or by which Verizon or any of its Subsidiaries is bound or affected; (iii) other than in connection with the New Financing (or other action taken by the Company) result in the creation of a Lien on any of the issued and outstanding shares of Spinco Common Stock, capital stock of any Spinco Subsidiary or on any of the Spinco Assets pursuant to any Contract to which Verizon or any of its Subsidiaries (including Spinco and its Subsidiaries) is a party or by which Verizon or its Subsidiaries is bound or affected; or (iv) assuming the consents and approvals contemplated by Section 4.2(c) below are obtained, violate or conflict with any Order or Law applicable to Verizon or any of its Subsidiaries (including Spinco and its Subsidiaries), or any of the properties, business or assets of any of the foregoing, other than, in the case of each of clauses (ii) through (iv), any such violation, conflict, default, right, loss or Lien which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco or the Spinco Business.

(c)           Other than in connection with or in compliance with (i) the provisions of the DGCL, (ii) the Securities Act, (iii) the Exchange Act, (iv) the HSR Act, (v) the Communications Act and applicable rules and regulations thereunder and the rules, regulations, policies, instructions and orders of the FCC (the “FCC Rules”), (vi) approvals required in connection with the transfer of Real Property Interests and the assignment or novation of Governmental Customer Contracts and (vii) the approvals set forth on Section 4.2(c) of the Verizon Disclosure Letter (the approvals contemplated by clauses (i) through (vii), collectively, the “Verizon Approvals”), no authorization, consent or approval of, or filing with, any Governmental Authority is necessary for the consummation by Verizon or Spinco or any of the Contributing Companies of the transactions contemplated by this Agreement and the other Transaction Agreements, except for such authorizations, consents, approvals or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco or the Spinco Business.

4.3           Information Supplied.  All documents that Verizon or any Verizon Subsidiary is responsible for filing with any Governmental Authority in connection with the transactions contemplated hereby and by each other Transaction Agreement will comply in all material respects with the provisions of applicable Law.  All information supplied or to be supplied by Verizon or any Verizon Subsidiary in any document, other than the Proxy Statement/Prospectus or the Registration Statements which are addressed in Section 5.8 hereof, filed with any Governmental Authority in connection with the transactions contemplated hereby and by the other Transaction Agreements will be, at the time of filing, at the Distribution Date and at the Effective Time, true and correct in all material respects.

4.4           Brokers or Finders.  Other than as set forth in Section 4.4 of the Verizon Disclosure Letter, and other than any arrangement that may be entered into after the date hereof (which shall be the exclusive liability and obligation of Verizon and not any other party hereto), the material terms of which are disclosed to the Company, no agent, broker, investment banker, financial advisor or other similar Person is or will be entitled, by reason of any agreement, act or statement by Verizon or any of its Subsidiaries, directors, officers or employees, to any financial advisory, broker’s, finder’s or similar fee or commission, to reimbursement of expenses or to indemnification or contribution in connection with any of the transactions contemplated by this Agreement or other Transaction Agreement.

ARTICLE V

Representations and Warranties of Verizon and Spinco

Except as disclosed in the corresponding section of the Disclosure Letter delivered by Spinco to the Company immediately prior to the execution of this Agreement (the “Spinco Disclosure Letter”), Verizon and Spinco, jointly and severally, represent and warrant to the Company as follows:

5.1           Organization, Qualification.

(a)           Spinco and each of the Spinco Subsidiaries is, or on the date of its incorporation will be a corporation duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation, has, or will have, all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted or as proposed to be conducted, and is, or will be, duly qualified and licensed to do business and is, or will be, in good standing in each jurisdiction in which the ownership or leasing of its property or the conduct of its business requires such qualification, except for jurisdictions in which the failure to be so qualified or to be in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco or the Spinco Business.  The copies of the Spinco certificate of incorporation and bylaws and the certificate of incorporation and bylaws (or analogous governing documents) of each Spinco Subsidiary previously made available to the Company are complete and correct copies of such documents as in full force and effect on the date hereof.

(b)           Section 5.1(b) of the Spinco Disclosure Letter sets forth a list of the Spinco Subsidiaries and their respective jurisdictions of incorporation.

5.2           Capital Stock and Other Matters.

(a)           Spinco is a direct, wholly owned Subsidiary of Verizon, and, as of the Effective Time, shall own or hold no assets (other than the capital stock of the Spinco Subsidiaries and any rights held in connection with the New Financing, the Spinco Securities, this Agreement or any other Transaction Agreement).

(b)           As of the date hereof, the authorized capital stock of Spinco consists of 1,000 shares of Spinco Common Stock and 1,000 shares of Spinco Common Stock are issued and outstanding.  No shares of Spinco Common Stock are held by Spinco in its treasury.  All of the issued and outstanding shares of Spinco Common Stock immediately prior to the Effective Time will be validly issued, fully paid and nonassessable and free of pre-emptive rights.

(c)           No bonds, debentures, notes or other indebtedness of Spinco or any of the Spinco Subsidiaries having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which holders of shares of capital stock of Spinco (including Spinco Common Stock) may vote (“Spinco Voting Debt”) are, or immediately prior to the Effective Time will be, issued or outstanding.

(d)           Except in connection with the Merger or as otherwise provided for in the Transaction Agreements, there are not, and immediately prior to the Effective Time there will not be, any outstanding, securities, options, warrants, convertible securities, calls, rights, commitments or Contracts of any kind to which Spinco or any Spinco Subsidiary is a party or by which any of them is bound obligating Spinco or any Spinco Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock, Spinco Voting Debt or other voting securities of Spinco or any Spinco Subsidiary or obligating Spinco or any Spinco Subsidiary to issue, grant, extend, redeem, acquire or enter into any such security, option, warrant, convertible security, call, right, commitment or Contract.

(e)           There are not, and immediately prior to the Effective Time there will not be, any stockholder agreements, voting trusts or other Contracts (other than the Distribution Agreement) to which Spinco is a party or by which it is bound relating to voting or transfer of any shares of capital stock of Spinco or the Spinco Subsidiaries.

5.3           Corporate Authority; No Violation.

(a)           Spinco has the corporate power and authority to enter into this Agreement and each of Spinco and the Spinco Subsidiaries has the corporate power and authority to enter into each other Transaction Agreement to which it is, or as of the Effective Time will be, a party and to carry out its obligations hereunder and thereunder.  The execution, delivery and performance by Spinco of this Agreement by Spinco and each applicable Spinco Subsidiary of each other Transaction Agreement to which it is or as of the Effective Time will be a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of Spinco and the Spinco Subsidiaries, except for such further action by the Board of Directors of Spinco required to effect the reclassification of the Spinco Common Stock, the distribution of the Spinco Securities to Verizon and the payment of the Special Dividend, each as contemplated by the Distribution Agreement.

(b)           This Agreement has been duly executed and delivered by Spinco and, assuming the due authorization, execution and delivery by the Company and Verizon, constitutes a legal, valid and binding agreement of Spinco, enforceable against Spinco in accordance with its terms (except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally, or by principles governing the availability of equitable remedies).  As of immediately prior to the Effective Time, each other Transaction Agreement to which Spinco or any other Spinco Subsidiary is a party will have been duly executed and delivered by Spinco or the applicable Spinco Subsidiary and will, assuming the due authorization, execution and delivery by the other parties thereto, constitute a legal, valid and binding agreement of Spinco or the applicable Spinco Subsidiary, enforceable against Spinco or the applicable Spinco Subsidiary in accordance with its terms (except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally, or by principles governing the availability of equitable remedies).

(c)           Neither the execution and delivery by Spinco of this Agreement and by Spinco and each applicable Spinco Subsidiary of each other Transaction Agreement to which Spinco or the applicable Spinco Subsidiary is, or as of the Effective Time will be, a party, nor the consummation by Spinco or the applicable Spinco Subsidiary of the transactions contemplated hereby or thereby, or performance by Spinco or the applicable Spinco Subsidiary of the provisions hereof or thereof will (i) violate or conflict with any provision of Spinco or the applicable Spinco Subsidiary’s certificate of incorporation or bylaws; (ii) assuming the consents and approvals referred to in Section 5.3(d) are obtained and subject to Section 5.3(c) of the Spinco Disclosure Letter, result in a default (or an event that, with notice or lapse of time or both, would become a default) or give rise to any right of termination or buy-out by any third party, cancellation, amendment or acceleration of any obligation or the loss of any benefit under any Contract which, if it existed on the Distribution Date, would constitute a Spinco Asset; (iii) result in the creation of a Lien, pledge, security interest, claim or other encumbrance on any of the issued and outstanding shares of Spinco Common Stock or capital stock of any Spinco Subsidiary or on any of the Spinco Assets pursuant to any Contract to which Spinco or any Spinco Subsidiary is a party or by which Spinco or any Spinco Subsidiary or any of the Spinco Assets is bound or affected; or (iv) assuming the consents and approvals contemplated by Section 5.3(d) are obtained, violate or conflict with any Order or Law applicable to Spinco or any Spinco Subsidiary, or any of the properties, businesses or assets of any of the foregoing, other than, in the case of each of clauses (ii) through (iv), any such violation, conflict, default, right, loss or Lien which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco or the Spinco Business.

(d)           Other than the Verizon Approvals, no authorization, consent or approval of, or filing with, any Governmental Authority is necessary for the consummation by Spinco of the transactions contemplated by this Agreement and the other Transaction Agreements to which Spinco is a party, except for such authorizations, consents, approvals or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco or the Spinco Business.

5.4           Financial Statements.

(a)           Verizon and Spinco have previously made available to the Company complete and correct copies of:

(i)            the audited combined Statements of Selected Assets, Selected Liabilities and Parent Funding of the local exchange businesses and related landline activities of Verizon in the states of Maine, New Hampshire and Vermont (including Internet access, long distance and customer premises equipment services provided to customers in those states) for the fiscal years ended December 31, 2004 and 2005, and the related audited combined statements of income, cash flows and parent funding for the fiscal years ended December 31, 2003, 2004 and 2005, including the notes thereto (collectively, the “Audited Financial Statements”); and
(ii)           the unaudited interim combined Statements of Selected Assets, Selected Liabilities and Parent Funding of the local exchange businesses and related landline activities of Verizon in the states of Maine, New Hampshire and Vermont (including Internet access, long distance and customer premises equipment services provided to customers in those states) for the nine months ended September 30, 2006, and the related unaudited interim combined statements of income and cash flows for the nine months ended September 30, 2006 (collectively, the “Interim Financial Statements” and, together with the Audited Financial Statements, the “Spinco Financial Statements”).

(b)           The Spinco Financial Statements fairly present in all material respects, and any other financial statements prepared and delivered in accordance with Section 7.3(h) will fairly present in all material respects, the financial position of the Spinco Business as of the respective dates thereof, and the results of operations and changes in cash flows, changes in parent funding or other information included therein for the respective periods or as of the respective dates then ended, in each case except as otherwise noted therein and subject, where appropriate, to normal year-end audit adjustments.  The Spinco Financial Statements and such other financial statements have been or will be prepared in accordance with GAAP, applied on a consistent basis, except as otherwise noted therein.

(c)           As of the date hereof, neither Spinco nor any of the Spinco Subsidiaries is required to file any form, report, registration statement, prospectus or other document with the SEC.

(d)           Except for liabilities incurred in the ordinary course of business, consistent with past practice, since the date of the balance sheet included in the Interim Financial Statements (the “Interim Balance Sheet Date”) or as set forth in the Spinco Financial Statements or the notes thereto, since the Interim Balance Sheet Date, Verizon and its Subsidiaries conducting the Spinco Business have not incurred any liabilities or obligations arising from the Spinco Business that are of a nature that would be required to be disclosed on a combined balance sheet prepared consistently with the Interim Financial Statements or in the notes thereto prepared in conformity with GAAP, other than liabilities or obligations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco or the Spinco Business.

5.5           Absence of Certain Changes or Events.  Except as specifically contemplated by this Agreement or the other Transaction Agreements, since the Interim Balance Sheet Date, the Spinco Business has been conducted in the ordinary course, consistent with past practice, and there has not been any event, occurrence, development or state of circumstances or facts that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco or the Spinco Business.  From the Interim Balance Sheet Date to the date hereof, none of Verizon, Spinco or any of their respective Subsidiaries has taken any action or failed to take any action, which action or failure, as the case may be, would constitute a breach of Section 7.2 if taken without the Company’s consent after the date hereof.

5.6           Investigations; Litigation.  Except as set forth in Section 5.6 of the Spinco Disclosure Letter:

(a)           There is no material investigation or review pending (or, to Spinco’s Knowledge, threatened) by any Governmental Authority with respect to Spinco or any of the Spinco Subsidiaries, or with respect to Verizon or any Verizon Subsidiary relating to the Spinco Business.

(b)           There are no actions, suits, grievances, arbitrations, investigations or proceedings pending (or, to Spinco’s Knowledge, threatened) against or affecting Spinco or any of the Spinco Subsidiaries or any of their respective properties or otherwise affecting the Spinco Business at law or in equity before, and there are no Orders of any Governmental Authority, in each case, which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco or the Spinco Business.

5.7           Compliance with Laws.  The Subsidiaries of Verizon conducting the Spinco Business are and since January 1, 2004 have been, in compliance with all, and have received no notice of any violation (as yet unremedied) of any, Laws applicable to such Subsidiaries of Verizon or any of their respective properties or assets or otherwise affecting the Spinco Business, except where such non-compliance, default or violation has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco or the Spinco Business.  Notwithstanding anything contained in this Section 5.7, no representation or warranty shall be deemed to be made in this Section 5.7 in respect of environmental, Tax, employee benefits, labor or communications Laws matters, which are the subject of the representations and warranties made in Sections 5.10, 5.11, 5.12, 5.13 and 5.19 of this Agreement, respectively.

5.8           Proxy Statement/Prospectus; Registration Statements.  None of the information regarding Verizon or its Subsidiaries, Spinco or the Spinco Subsidiaries, or the Spinco Business, or the transactions contemplated by this Agreement or any other Transaction Agreement that is provided by Verizon or Spinco or any of their respective Subsidiaries specifically for inclusion in, or incorporation by reference into, the Proxy Statement/Prospectus or the Registration Statements will, in the case of the definitive Proxy Statement/Prospectus or any amendment or supplement thereto, at the time of the mailing of the definitive Proxy Statement/Prospectus and any amendment or supplement thereto, and at the time of the Company Stockholders Meeting, or, in the case of the Registration Statements, at the time such registration statement becomes effective, at the time of the Company Stockholders Meeting (in the case of the Company Registration Statement), at the Distribution Date and at the Effective Time, contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.  Any Spinco Registration Statement will comply in all material respects with the provisions of the Securities Act, and the rules and regulations promulgated thereunder, except that no representation is made by Verizon or Spinco with respect to information provided by the Company specifically for inclusion in, or incorporation by reference into, any Spinco Registration Statement.

5.9           Information Supplied.  All documents that Spinco or any Spinco Subsidiary is responsible for filing with any Governmental Authority in connection with the transactions contemplated hereby or by any other Transaction Agreement will comply in all material respects with the provisions of applicable Law.  All information supplied or to be supplied by Spinco or any Spinco Subsidiary in any document, other than the Proxy Statement/Prospectus or the Registration Statements, which is addressed in Section 5.8, filed with any Governmental Authority in connection with the transactions contemplated hereby and by the other Transaction Agreements will be, at the time of filing, at the Distribution Date and at the Effective Time, true and correct in all material respects.

5.10         Environmental Matters.  Except as set forth in Section 5.10 of the Spinco Disclosure Letter:

(a)           All material Environmental Permits required pursuant to any Environmental Law for operation of the Spinco Business (i) have been obtained by the Subsidiaries of Verizon conducting the Spinco Business and (ii) are currently in full force and effect.  Subsidiaries of Verizon conducting the Spinco Business are in material compliance with all material Environmental Permits required pursuant to any material Environmental Law for operation of the Spinco Business.

(b)           To Spinco’s Knowledge, the Subsidiaries of Verizon conducting the Spinco Business are, and at the Effective Time Spinco and Spinco Subsidiaries will be in material compliance with all applicable Environmental Laws with respect to the Spinco Business.  To Spinco’s Knowledge, there are no events, conditions, circumstances, activities, practices or incidents related to the Spinco Business which would, or would reasonably be likely to, give rise to any Environmental Claim reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco or the Spinco Business.

(c)           There is no civil, criminal or administrative action, suit, demand, Environmental Claim, hearing, notice, or demand letter, notice of violation, investigation or proceeding pending or, to Spinco’s Knowledge, threatened against the Subsidiaries of Verizon conducting the Spinco Business related to any Environmental Permit or any applicable Environmental Law or any plan, order, decree, judgment, injunction, notice or demand letter issued, entered, promulgated or approved thereunder, reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco or the Spinco Business.

(d)           To Spinco’s Knowledge, the Subsidiaries of Verizon conducting the Spinco Business have not generated, stored, used, emitted, discharged or disposed of any Hazardous Material in the conduct of the Spinco Business except in material compliance with applicable Environmental Law.  To Spinco’s Knowledge, Verizon and its Subsidiaries have made available to the Company for its review copies of those reports, audits, studies or analyses in their possession, custody or control that are material to the representations made in this Section 5.10.

(e)           The Subsidiaries of Verizon conducting the Spinco Business (i) have not, within the past seven years, received any written request for information, and have not been notified that they are a potentially responsible party, under the Comprehensive Environmental Response, Compensation or Liability Law in connection with the conduct of the Spinco Business and (ii) to Spinco’s Knowledge, have not, within the past seven years, been, and are not reasonably likely to be, subject to liability for any Environmental Claim arising under or pursuant to such laws in connection with the conduct of the Spinco Business.

5.11         Tax Matters.

(a)           Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Spinco Business, (i) all Tax Returns relating to the Spinco Business required to be filed have been filed, (ii) all such Tax Returns are true and correct in all respects as filed or have been subsequently amended to make such Tax Returns true and correct and not further amended, (iii) all Taxes shown as due and payable on such Tax Returns, and all Taxes (whether or not reflected on such Tax Returns) relating to the Spinco Business required to be paid, have been timely paid in full, (iv) all Taxes relating to the Spinco Business for any taxable period (or a portion thereof) beginning on or prior to the Closing Date (which are not yet due and payable) have been properly accrued for in the Spinco Financial Statements and (v) Verizon and the Subsidiaries of Verizon conducting the Spinco Business have duly and timely withheld all Taxes required to be withheld in respect of the Spinco Business and such withheld Taxes have been either duly and timely paid to the proper Taxing Authority or properly set aside in accounts for such purpose and will be duly and timely paid to the proper Taxing Authority.

(b)           Except as set forth in Section 5.11(b) of the Spinco Disclosure Letter, no written agreement or other written document waiving or extending, or having the effect of waiving or extending, the statute of limitations or the period of assessment or collection of any Taxes relating to any Subsidiary of Verizon conducting the Spinco Business or the Spinco Business, and no power of attorney with respect to any such Taxes, has been filed or entered into with any Taxing Authority.

(c)           Except as set forth in Section 5.11(c) of the Spinco Disclosure Letter, (i) no audits or other administrative proceedings or proceedings before any Taxing Authority are presently pending with regard to any Taxes or Tax Return of any Subsidiary of Verizon conducting the Spinco Business or the Spinco Business, as to which any Taxing Authority has asserted in writing any claim which, if adversely determined, would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Spinco Business, and (ii) no Taxing Authority is now asserting in writing any deficiency or claim for Taxes or any adjustment to Taxes with respect to which any Subsidiary of Verizon conducting the Spinco Business or the Spinco Business may be liable with respect to income or other material Taxes which has not been fully paid or finally settled.

(d)           Except as set forth in Section 5.11(d) of the Spinco Disclosure Letter, no Subsidiary of Verizon conducting the Spinco Business (i) is a party to or bound by or has any obligation under any Tax separation, sharing or similar agreement or arrangement other than the Tax Sharing Agreement, (ii) is or has been a member of any consolidated, combined or unitary group for purposes of filing Tax Returns or paying Taxes (other than a group of which Verizon is the common parent corporation) or has any potential liability for Taxes of another Person (other than Verizon or any of the Verizon Subsidiaries) under Treasury Regulations § 1.1502-6 or (iii) has entered into a closing agreement pursuant to Section 7121 of the Code, or any predecessor provision or any similar provision of state or local law.

(e)           None of the Spinco Assets is subject to any Tax lien (other than liens for Taxes that are not yet due and payable).

(f)            Section 5.11(f) of the Spinco Disclosure Letter lists all foreign jurisdictions in which any Subsidiary of Verizon conducting the Spinco Business files a material Tax Return.

(g)           No Subsidiary of Verizon conducting the Spinco Business has agreed to make or is required to make any adjustment for a taxable period ending after the Effective Time under Section 481(a) of the Code by reason of a change in accounting method or otherwise, except where such adjustments have not had, and could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Spinco Business.

(h)           No Subsidiary of Verizon conducting the Spinco Business has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of

Section 355(a)(1)(A) of the Code) in a distribution of stock (other than the Distribution) qualifying for tax-free treatment under Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in connection with the Merger.

(i)            No Subsidiary of Verizon conducting the Spinco Business does so through, and no Spinco Assets are held by, a partnership, limited liability company treated as a partnership for tax purposes, or any other flow-through entity that, in each case, is not wholly owned by Verizon or wholly owned by Subsidiaries of Verizon.

(j)            None of Verizon or any Subsidiary of Verizon conducting the Spinco Business has taken or agreed to take any action that is reasonably likely to (nor is any of them aware of any agreement, plan or other circumstance that would) prevent the Tax-Free Status of the Transactions.

(k)           No Subsidiary of Verizon conducting the Spinco Business has engaged in any listed transaction, or any reportable transaction the principal purpose of which was tax avoidance, within the meaning of Sections 6011, 6111 and 6112 of the Code.

5.12         Benefit Plans.

(a)           Section 5.12(a) of the Spinco Disclosure Letter lists each “employee benefit plan” (as defined in Section 3(3) of ERISA), and all other benefit, bonus, incentive, deferred compensation, stock option (or other equity-based compensation), severance, change in control, welfare (including post-retirement medical and life insurance) and fringe benefit plans, whether or not subject to ERISA and whether written or oral, sponsored, maintained or contributed to or required to be contributed to by any Subsidiary of Verizon conducting the Spinco Business, to which Spinco or any of the Spinco Subsidiaries will be a party on the Distribution Date, as provided in the Employee Matters Agreement, or in which any Person who is currently, has been or, on or prior to the Effective Time, is expected to become an employee of any Subsidiary of Verizon conducting the Spinco Business (a “Spinco Employee”) will be a participant on the Distribution Date, or with respect to which any Subsidiary of Verizon conducting the Spinco Business has any material liability (the “Spinco Benefit Plans”).

(b)           No material liability under Title IV (including Sections 4069 and 4212(c) of ERISA) or Section 302 of ERISA has been or as of the Effective Time will have been incurred by any Subsidiary of Verizon conducting the Spinco Business or any ERISA

Affiliate of any of them, and no condition exists that would reasonably be expected to result in any Subsidiary of Verizon conducting the Spinco Business incurring any such liability, other than liability for premiums due to the PBGC as of the Distribution Date.  Except as disclosed in Section 5.12(b) of the Spinco Disclosure Letter, the present value of accrued benefits under each Spinco Benefit Plan that is subject to Title IV of ERISA, determined based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such plan’s actuary with respect to such plan, will not exceed the then current value of the assets of such plan allocable to such accrued benefits.

(c)           Except as disclosed in Section 5.12(c) of the Spinco Disclosure Letter, (i) no Spinco Benefit Plan is or will be at the Effective Time a “multiemployer plan,” as defined in Section 3(37) of ERISA and (ii) none of the Subsidiaries of Verizon conducting the Spinco Business or any ERISA Affiliate of any of them has made or suffered or will as of the Effective Time have made or suffered a “complete withdrawal” or a “partial withdrawal,” as such terms are respectively defined in Section 4203 and 4205 of ERISA, the liability for which has not been satisfied in full.

(d)           Each Spinco Benefit Plan has been, or for periods on or prior to the Distribution Date will have been, operated and administered in all material respects in accordance with its terms and applicable Law, including ERISA and the Code.  All contributions and premium payments required to be made with respect to any Spinco Benefit Plan have now been, or on the Distribution Date will have been, timely made, except as may otherwise be specifically permitted under the terms of the Employee Matters Agreement.  Except as set forth in Section 5.12(d) of the Spinco Disclosure Letter, there are no pending or, to Spinco’s Knowledge, threatened claims by, on behalf of or against any of the Spinco Benefit Plans in effect as of the date hereof or any Assets thereof, that, if adversely determined, would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco or the Spinco Business, and no matter is pending (other than routine qualification determination filings, copies of which have been furnished to the Company or will be promptly furnished to the Company when made) before the IRS, the United States Department of Labor or the PBGC with respect to any Spinco Benefit Plan.

(e)           Each Spinco Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code is so qualified and the trusts maintained thereunder are exempt from taxation under Section 501(a) of the Code, each trust maintained under any Spinco Benefit Plan intended to satisfy the requirements of Section 501(c)(9) of the Code has satisfied such requirements and, in either such case, no event has occurred or condition is known to exist that would reasonably be expected to have a material adverse effect on such tax-qualified status for any such Spinco Benefit Plan or any such trust.

(f)            Except as contemplated by this Agreement and each other Transaction Agreement, no Spinco Benefit Plan or employment arrangement, no similar plan or arrangement sponsored or maintained by Verizon in which any Spinco Employee is, or on the Distribution Date will be, a participant and no contractual arrangement between any Subsidiary of Verizon conducting the Spinco Business and any third party exists, or on the Distribution Date will exist, that could result in the payment to any current, former or future director, officer, stockholder or employee of any of the Subsidiaries of Verizon conducting the Spinco Business, or of any entity the assets or capital stock of which have been acquired by a Subsidiary of Verizon conducting the Spinco Business, of any money or other property or rights or accelerate or provide any other rights or benefits to any such individual as a result of the consummation of the transactions contemplated by the Transaction Agreements (including the Distribution), whether or not (a) such payment, acceleration or provision would constitute a “parachute payment” (within the meaning of Section 280G of the Code) or (b) some other subsequent action or event would be required to cause such payment, acceleration or provision to be triggered.

5.13         Labor Matters.  Except to the extent listed in Section 5.13(a) of the Spinco Disclosure Letter, no Subsidiary of Verizon conducting the Spinco Business is a party to, or bound by, any collective bargaining agreement, employment agreement or other Contract, in each case, with a labor union or labor organization.  Except to the extent listed in Section 5.13(b) of the Spinco Disclosure Letter and except for such matters which have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco or the Spinco Business, (a) as of the date hereof, there are no strikes or lockouts with respect to Spinco Employees, (b) there is no unfair labor practice, charge, complaint, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to Spinco’s Knowledge, threatened against any of the Subsidiaries of Verizon conducting the Spinco Business, (c) there are no actual or, to Spinco’s Knowledge, threatened claims, arbitrations, litigation or consent decrees relating to employment Laws, terms and conditions of employment and wages and hours pertaining to Spinco Employees or employment practices affecting Spinco Employees in the Spinco Business and (d) the Subsidiaries of Verizon conducting the Spinco Business are in compliance with all applicable Laws respecting (i) employment and employment practices, (ii) terms and conditions of employment and wages and hours, (iii) collective bargaining and labor relations practices, (iv) layoffs, and (v) immigration.  As of the date hereof, no Subsidiary of Verizon conducting the Spinco Business has any liabilities under the WARN Act as a result of any action taken by any Subsidiary of Verizon conducting the Spinco Business and that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco or the Spinco Business.

5.14         Intellectual Property.

(a)           Section 5.14(a) of the Spinco Disclosure Letter contains a complete and accurate list of all Statutory Intellectual Property owned by Spinco.  For the avoidance of doubt, the post-Closing ownership of and/or rights in such Statutory Intellectual Property and other intellectual property shall be apportioned between Spinco and the Spinco Subsidiaries, on the one hand, and Verizon and its other Affiliates, on the other, in accordance with the Intellectual Property Agreement.

(b)           Except as disclosed in Section 5.14(b) of the Spinco Disclosure Letter, neither Verizon nor any of its U.S. Affiliates, including the Subsidiaries of Verizon conducting the Spinco Business, have received since January 1, 2002 any written charge, complaint, claim, demand or notice alleging any interference, infringement, misappropriation or violation by the Spinco Business of (including any claim that the Subsidiaries of Verizon conducting the Spinco Business must license or refrain from using) any Verizon Third Party Intellectual Property material to the Spinco Business.

(c)           Except as disclosed in Section 5.14(c) of the Spinco Disclosure Letter, to Spinco’s Knowledge, there are no Liens on any Customer Data, personnel data of Spinco Employees who become employees of the Surviving Corporation or its Subsidiaries at Closing, or Proprietary Business Information.

(d)           Subject to obtaining the required Verizon IP Consents and to complying with the terms and conditions of any Contracts applicable to Network Element Software, the Surviving Corporation and its Subsidiaries, immediately after the Effective Time, shall have the right to use the Network Element Software in accordance with such Verizon IP Consents and such Contracts.

5.15         Material Contracts.

(a)           Except for this Agreement, each other Transaction Agreement, the documents relating to the New Financing and the Spinco Securities, the Spinco Benefit Plans and except as disclosed in Section 5.15(a) of the Spinco Disclosure Letter, neither Verizon nor any of its Subsidiaries with respect to the Spinco Business is, as of the date hereof, a party to or bound by any “material contract” (as such term is defined in item 601(b)(10) of Regulation S-K of the SEC and as would be applicable to the Spinco Business only) (all Contracts of the type described in this Section 5.15(a) and any other such Contracts that may be entered into by Verizon or any Subsidiary of Verizon after the date hereof and prior to the Effective Time being referred to herein as “Spinco Material

Contracts”).  Complete and correct copies of all Spinco Material Contracts have been provided to the Company.

(b)           Except as set forth in Section 5.15(b) of the Spinco Disclosure Letter, (i) neither Verizon nor any Subsidiary of Verizon is in breach of or default under the terms of any Spinco Material Contract where such breach or default has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco or the Spinco Business, (ii) to Spinco’s Knowledge, no other party to any Spinco Material Contract is in breach of or in default under the terms of any Spinco Material Contract where such breach or default has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spinco or the Spinco Business and (iii) each Spinco Material Contract is a valid and binding obligation of Verizon or any Subsidiary of Verizon which is a party thereto and, to Spinco’s Knowledge, of each other party thereto, and is in full force and effect, except that (A) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (B) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

5.16         Board and Stockholder Approval.  The Boards of Directors of Verizon and Spinco, in each case, at a meeting duly called, have unanimously approved this Agreement and declared it advisable.  As of the date hereof, the sole stockholder of Spinco is Verizon.  Immediately after execution of this Agreement, Verizon will approve and adopt (the “Spinco Stockholder Approval”), as Spinco’s sole stockholder, all aspects of this Agreement and the other Transaction Agreements and the transactions contemplated hereby and thereby which require the consent of Spinco’s stockholder under the DGCL, Spinco’s certificate of incorporation or Spinco’s bylaws.  The approval of Verizon’s stockholders is not required to effect the transactions contemplated by the Distribution Agreement, this Agreement or the other Transaction Agreements.  Upon obtaining the Spinco Stockholder Approval, the approval of Spinco’s stockholders after the Distribution Date will not be required to effect the transactions contemplated by this Agreement, including the Merger, unless this Agreement is amended in accordance with Section 251(d) of the DGCL after the Distribution Date and such approval is required, solely as a result of such amendment, under the DGCL, Spinco’s certificate of incorporation or Spinco’s bylaws or by the IRS.

5.17         Sufficiency of Assets.

(a)           After giving effect to the Contribution and the other transactions described in or contemplated by the Distribution Agreement, and subject to the receipt of all applicable approvals and consents, including those contemplated by Section 5.3(d), Spinco, together with the Spinco Subsidiaries, will have, in all material respects, good and valid title to, or in the case of leased property, valid leasehold interests in, all of the material Spinco Assets, except where the failure to have had such good and valid title or valid leasehold interest would not be material to Spinco or the Spinco Business as currently conducted.

(b)           Subject to the immediately following sentence, the assets of Spinco and the Spinco Subsidiaries as at the Closing Date (assuming the consummation of the Contribution) and the services to be provided pursuant to the Transition Services Agreement will be sufficient to permit the Surviving Corporation and its Subsidiaries to carry on the functional operation of the incumbent local exchange carrier portion of the Spinco Business in the Territory (consisting of local exchange service, intraLATA toll service, network access service, enhanced voice and data services, DSL services and wholesale services) immediately following the Effective Time (x) in all material respects, in compliance with Law and (y) in a manner consistent with the operation of such portions of the Spinco Business immediately prior to the Effective Time.  Notwithstanding the foregoing, it is understood and agreed that:  (i) the Company and the Surviving Corporation are not being assigned the Excluded Contracts and those assets and services listed or described in Section 5.17(b) of the Spinco Disclosure Letter, which assets and services are necessary for the conduct of such portion of the Spinco Business, (ii) the administrative and regional headquarters management employees currently operating or advising the Spinco Business will not be transferred to Spinco and the Spinco Subsidiaries and the immediately preceding sentence assumes that the Surviving Corporation will provide such equivalent personnel as may be appropriate for the benefit of the Spinco Business, (iii) the immediately preceding sentence assumes that Surviving Corporation will take all of the Transition Services offered by Verizon’s Affiliates under the Transition Services Agreement, (iv) without limiting Section 5.14, the immediately preceding sentence does not purport to address the existence or sufficiency of any rights in or licenses to any Intellectual Property, (v) the immediately preceding sentence shall not be deemed a representation or warranty as to any revenue, costs or expenses associated with the conduct of such portion of the Spinco Business immediately following the Effective Time and (vi) the immediately preceding sentence assumes the receipt of all necessary authorizations, approvals, consents or waivers required by Law, by Governmental Authorities or other third Persons pursuant to their Contract rights in connection with the transactions contemplated by the Distribution Agreement and this Agreement and pursuant to the Transaction Agreements.

5.18         Spinco Real Property.

(a)           Section 5.18(a) of the Spinco Disclosure Letter sets forth the address of all real property that is or will be following the Contribution Spinco Owned Real Property the loss of which would be material and adverse to the Spinco Business. After giving effect to the Contribution and the other transactions contemplated by the Distribution Agreement, Spinco, or the Spinco Subsidiaries, and subject to the receipt of all applicable consents or approvals will have, in all material respects, good and valid and marketable title to all of the Spinco Owned Real Property identified on such Section of the Spinco Disclosure Letter free and clear of all encumbrances other than Permitted Encumbrances.  Except as set forth on Section 5.18(a) of the Spinco Disclosure Letter, neither Verizon nor any of its Subsidiaries has leased or otherwise granted any third party any right to use or occupy any of the Spinco Owned Real Property identified on such Section of the Spinco Disclosure Letter, and except as set forth on Section 5.18(a) of the Spinco Disclosure Letter, there are no outstanding options, rights of refusal, rights of first offer, rights of reverter or other third party rights in Spinco Owned Real Property identified on such Section of the Spinco Disclosure Letter.

(b)           Section 5.18(b) of the Spinco Disclosure Letter sets forth a list of the real property leases which are leases of Spinco as of the date hereof (“Spinco Leases”).  Section 5.18(b) of the Spinco Disclosure Letter sets forth the subleases in respect of Spinco Leases as of the date hereof (the “Spinco Subleases”).  Spinco has previously made available to the Company complete and correct copies of each of the Spinco Leases and Spinco Subleases.  Except as set forth in Section 5.18(b) of the Spinco Disclosure Letter with respect to Spinco Leases and Spinco Subleases (i) each is enforceable in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting the rights of creditors generally and subject to the exercise of judicial discretion in accordance with principles of equity, (ii) there is no material default or material breach of a covenant by Verizon or any of its Subsidiaries, (iii) no event has occurred which with or without the giving of notice or lapse of time, or both, would constitute such a material default or material breach and (iv) there has been no collateral assignment or other security interest and they are not subject to any encumbrance other than Permitted Encumbrances.

5.19         Communications Regulatory Matters.

(a)           Spinco and the Spinco Subsidiaries hold, or on the Distribution Date will hold, all permits, licenses, franchises, waivers, orders, approvals, concessions, registrations and other authorizations issued or provided by the FCC, state public service or public utility commissions (the “State Regulators”) or other Governmental Authority under all Laws currently in effect, which are necessary for Spinco and/or the Spinco Subsidiaries to own their respective assets or operate the applicable portion of the Spinco Business as currently conducted, (“Spinco Licenses”), except such Spinco Licenses the failure of which to so hold would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Spinco Business.

(b)           Verizon and each of the Contributing Companies in the conduct of the Spinco Business has complied since January 1, 2004 with, and currently is not in violation of, any requirement of Law of a Governmental Authority relating to communications regulatory matters to which Spinco or the Spinco Business is subject, except to the extent that any such non-compliance or violation would not reasonably be expected to result in any material burden, fine or consequence on the Spinco Business or as set forth in Section 5.19(b) of the Spinco Disclosure Letter.  Without limiting the foregoing, there is not pending, nor to Verizon’s or Spinco’s Knowledge, threatened against Verizon or any of its Subsidiaries any application, action, petition, objection or other pleading, or any proceeding with the FCC or any State Regulators which questions or contests the validity of, or any rights of the holder under, or seeks the non-renewal or suspension of any Spinco License.  Since January 1, 2004, neither Verizon nor any of the Contributing Companies has received written notice of an investigation or review by any Governmental Authority with respect to a material violation by Verizon or any of the Contributing Companies (with respect to the use or operation of the Spinco Assets) of any requirement of Law relating to the Spinco Business, excluding any notice in respect of a matter that has been withdrawn or resolved without the imposition of material penalties, burdens or fines and except as set forth in Section 5.19(b) of the Spinco Disclosure Letter.  Spinco (a) is capable of providing local number portability in material compliance with 47 U.S.C. § 251(b)(2) and the implementing rules of the FCC; (b) complies in all material respects with the requirements of the Communications Assistance for Law Enforcement Act, 47 U.S.C. § 1001 et seq., and the implementing rules of the FCC (“CALEA”); and (c) is capable of providing 911 service in material compliance with 47 U.S.C. § 251(e)(3) and the implementing rules of the FCC.

5.20         Company Common Stock.  Neither Verizon nor Spinco owns (directly or indirectly, beneficially or of record) nor is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of capital stock of the Company (other than as contemplated by this Agreement), in each case other than any ownership by pension or other benefit plans sponsored for employees of Verizon and/or its Subsidiaries.

5.21         Affiliate Transactions.  Except as specifically provided in this Agreement or any of the other Transaction Agreements or as disclosed in Section 5.21 of the Spinco Disclosure Letter, there are no transactions or Contracts of the type that would be required to be disclosed by Subsidiaries of Verizon conducting the Spinco Business under Item 404 of Regulation S-K if such companies were a company subject to such Item between or among (a) Verizon, Spinco or any Spinco Subsidiary, on the one hand, and (b) any individual who is a “named executive officer” (as such term is defined in Section 402 of Regulation S-K) of Verizon, Spinco or any Spinco Subsidiary, on the other hand, in each case to the extent such transactions or Contracts relate to the Spinco Business but in each case excluding compensation received as an employee in the ordinary course.

5.22         Certain Entities Not ILECs.  None of Verizon Business Global, LLC, Verizon Global Networks Inc., Verizon Select Services Inc., Verizon Federal Inc., Federal Network Systems LLC or Verizon Network Integration Corp. is an Incumbent Local Exchange Carrier (“ILEC”), as that term is defined in 47 U. S. C. §251(h), and no such entity provides local exchange services as an ILEC in the States of Maine, Vermont or New Hampshire.

5.23         Reseller Agreement.  Verizon has been advised by Verizon Wireless that (i) Verizon Wireless has received the Company’s “Application for Reseller Status” and (ii) if that application is approved by Verizon Wireless in accordance with its standard practices, then Verizon Wireless will be prepared at the Effective Time to enter into a reseller agreement with the Company for a two year term on Verizon Wireless’s otherwise standard terms and conditions as of the date of execution of such reseller agreement (including, without limitation, those related to volume of business); provided that there is no material change in the information set forth in the Company’s “Application for Reseller Status” from the time of its submission through the time of execution of such reseller agreement.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in the corresponding section of the Disclosure Letter delivered by the Company to Verizon and Spinco immediately prior to the execution of this Agreement (the “Company Disclosure Letter”), the Company represents and warrants to Verizon and Spinco as follows:

6.1           Organization; Qualification.

(a)           The Company is a corporation duly organized, validly existing and in good standing under the Laws of Delaware, has all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, and is duly qualified and licensed to do business and is in good standing in each jurisdiction in which the ownership or leasing of its property or the conduct of its business requires such qualification, except for jurisdictions in which the failure to be so qualified or to be in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.  The copies of the Company’s certificate of incorporation and bylaws and the certificate of incorporation and bylaws (or analogous governing documents) of any Company Subsidiary that is a Significant Subsidiary of the Company, previously made available to Verizon and Spinco are complete and correct copies of such documents as in full force and effect on the date hereof.

(b)           Section 6.1(b) of the Company Disclosure Letter sets forth a list of the Company Subsidiaries and their respective jurisdictions of incorporation or organization, together with a designation of those Company Subsidiaries constituting Significant Subsidiaries of the Company.

6.2           Capital Stock and Other Matters.

(a)           The authorized capital stock of the Company consists of 200,000,000 shares of Company Common Stock and 100,000,000 shares of preferred stock of the Company.  As of the date hereof, (i) 35,268,443 shares of Company Common Stock were issued and outstanding (including 603,363 shares of restricted stock), 1,308,297 shares of Company Common Stock were reserved for issuance pursuant to the Company Stock Plans; (ii) no shares of Company Common Stock were held by the Company in its treasury or by its Subsidiaries; and (iii) no shares of preferred stock of the Company were issued and outstanding.  All of the issued and outstanding shares of Company Common Stock are validly issued, fully paid and nonassessable and free of preemptive rights and were issued in compliance with all applicable securities Laws, including, without limitation, all applicable registration requirements under the Securities Act (unless an exemption from registration was available for a particular issuance).

(b)           No bonds, debentures, notes or other indebtedness of the Company or any of the Company Subsidiaries having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which holders of shares of capital stock of the Company (including Company Common Stock) may vote (“Company Voting Debt”) are, or at the Distribution Date will be, issued or outstanding.

(c)           Except as set forth in Section 6.2(a) above or as set forth in Section 6.2(c) of the Company Disclosure Letter, there are no outstanding securities, options, warrants, convertible securities, calls, rights, commitments or Contracts of any kind to which the Company or any of the Company Subsidiaries is a party or by which any of them is bound obligating the Company or any of the Company Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of Company Common Stock, Company Voting Debt or other voting securities of the Company or any of the Company Subsidiaries or obligating the Company or any of the Company Subsidiaries to issue, grant, extend, redeem, acquire or enter into any such security, option, warrant, convertible security, call, right, commitment, agreement, arrangement, undertaking or Contract.

(d)           Except as set forth in Section 6.2(d) of the Company Disclosure Letter or as contemplated by this Agreement, there are no stockholders agreements, voting trusts or other Contracts to which the Company is a party or by which it is bound relating to voting or transfer of any shares of capital stock of the Company or the nomination of any directors thereof.

6.3           Corporate Authority; No Violation.

(a)           The Company has the corporate power and authority to enter into this Agreement and each other Transaction Agreement to which it is, or as of the Effective Time will be, a party, and subject to obtaining the Requisite Approval, to carry out its obligations hereunder.  The execution, delivery and performance by the Company of this Agreement and each other Transaction Agreement to which it is or as of the Effective Time will be a party and the consummation of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of the Company, subject to obtaining the Requisite Approval.

(b)           This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Verizon and Spinco, constitutes a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms (except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally, or by principles governing the availability of equitable remedies).  As of immediately prior to the Effective Time, each other

Transaction Agreement to which the Company is a party will have been duly executed and delivered by the Company and will, assuming the due authorization, execution and delivery by the other parties thereto, constitute a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms (except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally, or by principles governing the availability of equitable remedies).

(c)           Except as set forth in Section 6.3(c) of the Company Disclosure Letter, neither the execution and delivery by the Company of this Agreement and each other Transaction Agreement to which the Company is, or as of the Effective Time will be, a party, nor the consummation by the Company of the transactions contemplated hereby or thereby, or performance by the Company of any of the provisions hereof or thereof will (i) violate or conflict with any provision of the Company’s certificate of incorporation or bylaws; (ii) assuming the consents and approvals referred to in Section 6.3(d) below are obtained, result in a default (or an event that, with notice or lapse of time or both, would become a default) or give rise to any right of termination by any third party, cancellation, amendment or acceleration of any obligation or the loss of any benefit under, any Contract to which the Company or any of the Company Subsidiaries is a party or by which the Company or any of the Company Subsidiaries is bound or affected; (iii) other than in connection with the New Financing and, if consummated, the financing contemplated by the Backstop Facility Commitment, result in the creation of a Lien, pledge, security interest, claim or other encumbrance on any of the issued and outstanding shares of Company Common Stock or on any of the assets of the Company or any of the Company Subsidiaries pursuant to any Contract to which the Company or any of the Company Subsidiaries is a party or by which the Company or the Company Subsidiaries is bound or affected; or (iv) assuming the consents and approvals contemplated by Section 6.3(d) below are obtained, violate or conflict with any Order or Law applicable to the Company or any of the Company Subsidiaries, or any of the properties, business or assets of any of the foregoing, other than, in the case of each of clauses (ii) through (iv), any such violation, conflict, default, right, loss or Lien which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(d)           Other than in connection with or in compliance with (i) the provisions of the DGCL, (ii) the Securities Act, (iii) the Exchange Act, (iv) the HSR Act, (v) the Communications Act and applicable rules and regulations thereunder and the FCC Rules, (vi) the approvals set forth in Section 6.3(d) of the Company Disclosure Letter, and (vii) the Requisite Approval (collectively, the “Company Approvals”), no authorization, consent or approval of, or filing with any Governmental Authority is necessary for the consummation by the Company of the transactions contemplated by this Agreement, except for such authorizations, consents, approvals or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

6.4           Company Reports and Financial Statements.

(a)           The Company has previously made available to Spinco complete and correct copies of:

(i)            the Company’s Annual Report on Form 10-K filed with the SEC under the Exchange Act for the year ended December 31, 2005, including the Company’s audited consolidated balance sheet at December 31, 2005 and 2004, and the related audited consolidated statements of operations, cash flows and stockholder’s equity for the fiscal years ended December 31, 2005, 2004 and 2003 (the “Company Financial Statements”);
(ii)           the Company’s Quarterly Report on Form 10-Q filed with the SEC under the Exchange Act for the quarter ended September 30, 2006;
(iii)          the definitive proxy statement in respect of the Company’s 2006 annual meeting of stockholders, filed by the Company with the SEC under the Exchange Act on March 27, 2006;
(iv)          all current reports on Form 8-K (excluding any Form 8-K that is deemed “furnished” under the Exchange Act) filed by the Company with the SEC under the Exchange Act since January 1, 2006 and prior to the date hereof; and
(v)           each other form, report, schedule, registration statement and definitive proxy statement filed by the Company or any of its Subsidiaries with the SEC since January 1, 2006 and prior to the date hereof (collectively, and together with the items specified in clauses (i) through (iv) above, the “Company SEC Documents”).

(b)           As of their respective filing dates (and if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), the Company SEC Documents complied in all material respects, and each other form, report, schedule, registration statement and definitive proxy statement filed by the Company or any of its Subsidiaries after the date hereof and prior to the Effective Time (the “Additional

Company SEC Documents”) will comply in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and none of such Company SEC Documents when filed contained, or will contain, an untrue statement of a material fact or omitted, or will omit, to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.  The audited consolidated financial statements and unaudited consolidated interim financial statements included in the Company SEC Documents and the Additional Company SEC Documents (including any related notes and schedules) and the Company Financial Statements fairly present in all material respects, or will fairly present in all material respects, the financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and the results of operations and changes in cash flows, changes in stockholder’s equity or other information included therein for the periods or as of the respective dates then ended, subject, where appropriate, to normal year-end audit adjustments in each case in accordance with past practice and GAAP, consistently applied, during the periods involved (except as otherwise stated therein).  Since its initial public offering in February 2005, the Company has timely filed all reports, registration statements and other filings required to be filed with the SEC under the rules and regulations of the SEC.  Except as set forth in the Company SEC Documents filed prior to the date hereof or as set forth in Section 6.4(b) of the Company Disclosure Letter or liabilities incurred in the ordinary course of business, consistent with past practice, since September 30, 2006, the Company and the Company Subsidiaries have not incurred any liability or obligation that is of a nature that would be required to be disclosed on a consolidated balance sheet of the Company and the Company Subsidiaries or in the footnotes thereto prepared in conformity with GAAP, other than liabilities or obligations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(c)           The Company and the Company Subsidiaries have designed and maintain a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.  The Company has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of the Company required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”).

6.5           Absence of Certain Changes or Events.  Except as specifically contemplated by this Agreement, or except as set forth in Section 6.5 of the Company Disclosure Letter, since September 30, 2006, each of the Company and the Company Subsidiaries has conducted its business in the ordinary course, consistent with past practice, and there has not been any event, occurrence, development or state of circumstances or facts that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.  From September 30, 2006 to the date hereof, none of the Company or any of the Company Subsidiaries has taken any action or failed to take any action, which action or failure, as the case may be, would constitute a breach of Section 7.1 if taken without the consent of Verizon and Spinco after the date hereof.

6.6           Investigations; Litigation.  Except as described in the Company SEC Documents or in Section 6.6 of the Company Disclosure Letter:

(a)           There is no material investigation or review pending (or, to the Company’s Knowledge, threatened) by any Governmental Authority with respect to the Company or any of the Company Subsidiaries.

(b)           There are no actions, suits, grievances, arbitrations, investigations or proceedings pending (or, to the Company’s Knowledge, threatened) against or affecting the Company or any of the Company Subsidiaries or any of their respective properties at law or in equity before, and there are no Orders of, any Governmental Authority, in each case which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

6.7           Compliance with Laws.  The Company and the Company Subsidiaries are, and since January 1, 2004 have been, in compliance with all, and have received no notice of any violation (as yet unremedied) of any, Laws, applicable to the Company, such Company Subsidiaries or any of their respective properties or assets, except where such non-compliance, default or violation has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.  Notwithstanding anything contained in this Section 6.7, no representation or warranty shall be deemed to be made in this Section 6.7 in respect of environmental, Tax, employee benefits, labor or communications Laws matters, which are the subject of the representations and warranties made in Sections 6.10, 6.11, 6.12, 6.13 and 6.15 of this Agreement, respectively.

6.8           Proxy Statement/Prospectus; Registration Statements.  None of the information regarding the Company or the Company Subsidiaries or the transactions contemplated by this Agreement provided by the Company specifically for inclusion in, or incorporation by reference into, the Proxy Statement/Prospectus or the Registration Statements will, in the case of the definitive Proxy Statement/Prospectus or any amendment or supplement thereto, at the time of the mailing of the definitive Proxy Statement/Prospectus and any amendment or supplement thereto, and at the time of the Company Stockholders Meeting, or, in the case of the Registration Statements, at the time such registration statement becomes effective, at the time of the Company Stockholders Meeting (in the case of the Company Registration Statement), at the Distribution Date and at the Effective Time, contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.  The Company Registration Statement and the Proxy Statement/Prospectus will comply in all material respects with the provisions of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder, except that no representation is made by the Company with respect to information provided by Verizon or Spinco specifically for inclusion in, or incorporation by reference into, the Company Registration Statement or the Proxy Statement/Prospectus.

6.9           Information Supplied.  All documents that the Company is responsible for filing with any Governmental Authority in connection with the transactions contemplated hereby or by any other Transaction Agreement will comply in all material respects with the provisions of applicable Law.  All information supplied or to be supplied by the Company in any document, other than the Proxy Statement/Prospectus and Registration Statements, which are addressed in Section 6.8, filed with any Governmental Authority in connection with the transactions contemplated hereby and by the other Transaction Agreements will be, at the time of filing, at the Distribution Date and at the Effective Time, true and correct in all material respects.

6.10         Environmental Matters.  Except as set forth in Section 6.10 of the Company Disclosure Letter:

(a)           All material Environmental Permits required pursuant to any Environmental Law for operation of the business of the Company and each of the Company Subsidiaries (i) have been obtained by the Company and each of the Company Subsidiaries and (ii) are currently in full force and effect.  The Company and each of the Company Subsidiaries are in material compliance with all material Environmental Permits required pursuant to any material Environmental Law for operation of the business of the Company and each of the Company Subsidiaries.

(b)           To the Company’s Knowledge, the Company and each of the Company Subsidiaries are, and at the Effective Time will be in material compliance with all applicable Environmental Laws with respect to the business of the Company and each of the Company Subsidiaries.  To the Company’s Knowledge, there are no events, conditions, circumstances, activities, practices or incidents related to the business of the Company and of any of the Company Subsidiaries which would, or would reasonably be likely to, give rise to any Environmental Claim reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and the Company Subsidiaries.

(c)           There is no civil, criminal or administrative action, suit, demand, Environmental Claim, hearing, notice, or demand letter, notice of violation, investigation or proceeding pending or, to the Company’s Knowledge, threatened against the Company or any of the Company Subsidiaries related to any Environmental Permit or any applicable Environmental Law or any plan, order, decree, judgment, injunction, notice or demand letter issued, entered, promulgated or approved thereunder reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and the Company Subsidiaries.

(d)           To the Company’s Knowledge, the Company and each of the Company Subsidiaries have not generated, stored, used, emitted, discharged or disposed of any Hazardous Material except in material compliance with applicable Environmental Law.  To the Company’s Knowledge, the Company and the Company Subsidiaries have made available to Verizon for its review copies of those reports, audits, studies or analyses in their possession, custody or control that are material to the representations made in this Section 6.10.

(e)           The Company and each of the Company Subsidiaries (i) have not, within the past seven years, received any written request for information, and have not been notified that they are a potentially responsible party, under the Comprehensive Environmental Response, Compensation or Liability Law and (ii) to the Company’s Knowledge, have not, within the past seven years, been, and are not reasonably likely to be, subject to liability for any Environmental Claim arising under or pursuant to such laws.

6.11         Tax Matters.

(a)           Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, (i) all Tax Returns relating to the Company and the Company Subsidiaries required to be filed have been filed, (ii) all such Tax Returns are true and correct in all respects as filed or have been subsequently amended to make such Tax Returns true and correct and not further amended, (iii) all Taxes shown as due and payable on such Tax Returns, and all Taxes (whether or not reflected on such Tax Returns) relating to the Company or any the Company Subsidiary required to be paid, have been timely paid in full, (iv) all Taxes relating to the Company and the Company Subsidiaries for any taxable period (or a portion thereof) beginning on or prior to the Closing Date (which are not yet due and payable) have been properly accrued for in the books and records of the Company, and (v) the Company and the Company Subsidiaries have duly and timely withheld all Taxes required to be withheld and such withheld Taxes have been either duly and timely paid to the proper Taxing Authority or properly set aside in accounts for such purpose and will be duly and timely paid to the proper Taxing Authority.

(b)           Except as set forth in Section 6.11(b) of the Company Disclosure Letter, no written agreement or other written document waiving or extending, or having the effect of waiving or extending, the statute of limitations or the period of assessment or collection of any Taxes relating to the Company or any Company Subsidiary, and no power of attorney with respect to any such Taxes, has been filed or entered into with any Taxing Authority.

(c)           Except as set forth in Section 6.11(c) of the Company Disclosure Letter, no audits or other administrative proceedings or proceedings before any Taxing Authority are presently pending with regard to any Taxes or Tax Return of the Company or any Company Subsidiary, as to which any Taxing Authority has asserted in writing any claim which, if adversely determined, would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, and no Taxing Authority is now asserting in writing any deficiency or claim for Taxes or any adjustment to Taxes with respect to which the Company or any Company Subsidiary may be liable with respect to income or other material Taxes which has not been fully paid or finally settled.

(d)           Neither the Company nor any Company Subsidiary (i) is a party to or bound by or has any obligation under any Tax separation, sharing or similar agreement or arrangement other than the Tax Sharing Agreement and the Company Tax Sharing Agreement, (ii) is or has been a member of any consolidated, combined or unitary group for purposes of filing Tax Returns or paying Taxes (other than a group of which the Company is the common parent corporation) or has any potential liability for Taxes of another Person (other than the Company or any of the Company Subsidiaries under Treasury Regulations § 1.1502-6) or (iii) has entered into a closing agreement pursuant to Section 7121 of the Code, or any predecessor provision or any similar provision of state or local law.

(e)           None of the assets of the Company or any of the Company Subsidiaries is subject to any Tax lien (other than liens for Taxes that are not yet due and payable).

(f)            Section 6.11(f) of the Company Disclosure Letter lists all foreign jurisdictions in which the Company or any Company Subsidiary files a material Tax Return.

(g)           Neither the Company nor any Company Subsidiary has agreed to make or is required to make any adjustment for a taxable period ending after the Effective Time under Section 481(a) of the Code by reason of a change in accounting method or otherwise, except where such adjustments have not had, and could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(h)           Neither the Company nor any Company Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code.

(i)            Neither the Company nor any of the Company Subsidiaries has taken or agreed to take any action that is reasonably likely to (nor are any of them aware of any agreement, plan or other circumstance that would) prevent the Tax-Free Status of the Transactions.

(j)            Neither the Company nor any Company Subsidiary has engaged in any listed transaction, or any reportable transaction the principal purpose of which was tax avoidance, within the meaning of Sections 6011, 6111 and 6112 of the Code.

6.12         Benefit Plans.

(a)           Section 6.12(a) of the Company Disclosure Letter lists each “employee benefit plan” (as defined in Section 3(3) of ERISA), and all other benefit, bonus, incentive, deferred compensation, stock option (or other equity-based compensation), severance, change in control, welfare (including post-retirement medical and life insurance) and fringe benefit plans, whether or not subject to ERISA and whether written or oral, sponsored, maintained or contributed to or required to be contributed to by the Company or any of the Company Subsidiaries, to which the Company or any of the Company Subsidiaries is a party or in which any Person who is currently, has been or, prior to the Effective Time, is expected to become an employee of the Company or any of the Company Subsidiaries (a “Company Employee”) is a participant (the “Company Benefit Plans”), or with respect to which the Company or any of the Company Subsidiaries has or could have any material liability.

(b)           No material liability under Title IV (including Sections 4069 and 4212(c) of ERISA) or Section 302 of ERISA has been incurred by the Company, any of the Company Subsidiaries or any ERISA Affiliate of any of them, and no condition exists that would reasonably be expected to result in the Company, any of the Company Subsidiaries or any ERISA Affiliate of any of them incurring any such liability, other than liability for premiums due to the PBGC.  The present value of accrued benefits under each Company Benefit Plan that is subject to Title IV of ERISA, determined based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such plan’s actuary with respect to such plan, did not exceed, as of its latest valuation date, the then current value of the assets of such plan allocable to such accrued benefits.

(c)           (i) No Company Benefit Plan is a “multiemployer plan,” as defined in Section 3(37) of ERISA and (ii) none of the Company, the Company Subsidiaries or any ERISA Affiliate of any of them has made or suffered a “complete withdrawal” or a “partial withdrawal,” as such terms are respectively defined in Sections 4203 and 4205 of ERISA, the liability for which has not been satisfied in full.

(d)           Each Company Benefit Plan has been operated and administered in all material respects in accordance with its terms and applicable Law, including, ERISA and the Code.  All contributions required to be made with respect to any Company Benefit Plan have been timely made, except for outstanding contributions in the ordinary course.  Except as set forth in Section 6.12(d) of the Company Disclosure Letter, there are no pending or, to the Company’s Knowledge, threatened claims by, on behalf of or against any of the Company Benefit Plans in effect as of the date hereof or any Assets thereof, that, if adversely determined would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and no matter is pending (other than routine qualification determination filings, copies of which have been furnished to Verizon and Spinco or will be promptly furnished to Verizon and Spinco when made) with respect to any of the Company Benefit Plans before the IRS, the United States Department of Labor or the PBGC.

(e)           Each Company Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code is so qualified and the trusts maintained thereunder are exempt from taxation under Section 501(a) of the Code, each trust maintained under any Company Benefit Plan intended to satisfy the requirements of Section 501(c)(9) of the Code has satisfied such requirements and, in either such case, no event has occurred or condition is known to exist that would reasonably be expected to have a material adverse effect on such tax-qualified status for any such Company Benefit Plan or any such trust.

(f)            No Company Benefit Plan or employment arrangement, and no contractual arrangements between the Company and any third party, exists that could result in the payment to any current, former or future director, officer, stockholder or employee of the Company or any of the Company Subsidiaries, or of any entity the assets or capital stock of which have been acquired by the Company or a Company Subsidiary, of any money or other property or rights or accelerate or provide any other rights or benefits to any such individual as a result of the consummation of the transactions contemplated by the Transaction Agreements whether or not (a) such payment, acceleration or provision would constitute a “parachute payment” (within the meaning of Section 280G of the Code) or (b) some other subsequent action or event would be required to cause such payment, acceleration or provision to be triggered.

6.13         Labor Matters.  Except to the extent listed in Section 6.13 of the Company Disclosure Letter, neither the Company nor any of the Company Subsidiaries is a party to, or bound by, any collective bargaining agreement, employment agreement or other Contract, in each case, with a labor union or labor organization.  Except for such matters which have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (a) as of the date hereof, there are no strikes or lockouts with respect to Company Employees, (b) there is no unfair labor practice, charges, complaint, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the Company’s Knowledge, threatened against the Company or any of the Company Subsidiaries, (c) there are no actual or, to the Company’s Knowledge, threatened claims, arbitrations, litigation or consent decrees relating to employment Laws, terms and conditions of employment and wages and hours pertaining to employees of the Company or its Subsidiaries or employment practices affecting such employees and (d) the Company and the Company Subsidiaries are in compliance with all applicable Laws respecting (i) employment and employment practices, (ii) terms and conditions of employment and wages and hours, (iii) collective bargaining and labor relations practices, (iv) layoffs, and (v) immigration.  As of the date hereof, neither the Company nor any of the Company Subsidiaries has any liabilities under the WARN Act as a result of any action taken by the Company and that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

6.14         Intellectual Property.

(a)           Section 6.14(a) of the Company Disclosure Letter contains a complete and accurate list of all Statutory Intellectual Property owned by the Company or any of the Company Subsidiaries.

(b)           Except as disclosed in Section 6.14(b) of the Company Disclosure Letter, neither the Company nor any Company Subsidiaries has received since January 1, 2002 any written charge, complaint, claim, demand or notice alleging any interference, infringement, misappropriation or violation by the business of the Company of (including any claim that the Company Subsidiaries conducting the business of the Company must license or refrain from using) any Company Third Party Intellectual Property material to the business of the Company.

(c)           Except as disclosed in Section 6.14(c) of the Company Disclosure Letter, to the Company’s Knowledge, there are no Liens on any Intellectual Property owned by the Company or any of the Company Subsidiaries.

6.15         Communications Regulatory Matters.

(a)           The Company and the Company Subsidiaries hold, and on the Distribution Date will hold, all permits, licenses, franchises, waivers, orders, approvals, concessions, registrations and other authorizations issued or provided by the FCC, county and municipal franchising authorities and the State Regulators under all Laws currently in effect, which are necessary for the Company and/or the Company Subsidiaries to own their respective assets or operate the applicable portion of the business of the Company as currently conducted, (“Company Licenses”), except such Company Licenses the failure of which to so hold would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.  The Company or the Non-ILEC Spinco Subsidiary has in full force and effect, or will have in full force and effect as of the Closing Date, authority to provide non-facilities-based international services between the U.S. and all permitted international points pursuant to 47 U.S.C. §214 and 47 C.F.R. 63.18.

(b)           The Company and each of the Company Subsidiaries in the conduct of its business has complied since January 1, 2004 with, and currently is not in violation of, any requirement of Law of a Governmental Authority relating to communications regulatory matters to which the Company or any of the Company Subsidiaries is subject, except to the extent that any such non-compliance or violation would not reasonably be expected to result in any material burden, fine or consequence on the business of the Company and the Company Subsidiaries taken as a whole or as set forth in Section 6.15(b) of the Company Disclosure Letter.  Without limiting the foregoing, there is not pending, nor to the Company’s Knowledge, threatened against the Company or any of the Company Subsidiaries any application, action, petition, objection or other pleading, or any proceeding with the FCC or any State Regulators which questions or contests the validity of, or any rights of the holder under, or seeks the non-renewal or suspension of any Company License.  Since January 1, 2004, neither the Company nor any of the Company Subsidiaries has received written notice of an investigation or review by any Governmental Authority with respect to a material violation by the Company or any of the Company Subsidiaries of any requirement of Law, excluding any notice in respect of a matter that has been withdrawn or resolved without the imposition of material penalties, burdens or fines.  The Company (a) is capable of providing local number portability in material compliance with 47 U.S.C. § 251(b)(2) and the implementing rules of the FCC; (b) complies in all material respects with the requirements of the CALEA; and (c) is capable of providing 911 service in material compliance with 47 U.S.C. § 251(e)(3) and the implementing rules of the FCC.

6.16         Material Contracts.

(a)           Except for this Agreement, each other Transaction Agreement, the Company Benefit Plans and except as filed as an exhibit to any Company SEC Document or as disclosed in Section 6.16(a) of the Company Disclosure Letter, as of the date hereof, neither the Company nor any of the Company Subsidiaries, as of the date hereof, is a party to or bound by any “material contract” (as such term is defined in item 601(b)(10) of Regulation S-K of the SEC) (all Contracts of the type described in this Section 6.16(a) and any other such Contracts that may be entered into by the Company or any Company Subsidiary after the date hereof and prior to the Effective Time being referred to herein as

“Company Material Contracts”).  Complete and correct copies of all Company Material Contracts have been provided to Verizon.

(b)           The Company has entered into an agreement with CapGemini to assist with the planning of the operation of the Spinco Business after the Closing Date (other than with respect to those services that will be provided by an Affiliate of Verizon under the Transition Services Agreement), and after the end of the term of the Transition Services Agreement with respect to all billing, customer care, technical support and other similar back office functions of the Spinco Business.  The Company represents that as of the Closing Date, it will have the capability to assume responsibility for all of the operations of the Spinco Business (other than with respect to those services that will be provided by an Affiliate of Verizon under the Transition Services Agreement), and, as of the end of the term of the Transition Services Agreement, it will have the capability to assume responsibility for all other operations of the Spinco Business.  The Company represents that, as of the Closing, it will have the capability to deliver comparable products and services comprising the Spinco Business to customers at service levels and at a quality no less favorable than those provided by Verizon New England in the Territory as of immediately prior to the Closing.

(c)           Except as set forth in Section 6.16(c) of the Company Disclosure Letter, (i) neither the Company nor any Company Subsidiary is in breach of or default under the terms of any Company Material Contract where such breach or default has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (ii) to the Company’s Knowledge, no other party to any Company Material Contract is in breach of or in default under the terms of any Company Material Contract where such breach or default has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and (iii) each Company Material Contract is a valid and binding obligation of the Company or any Company Subsidiary which is a party thereto and, to the Company’s Knowledge, of each other party thereto, and is in full force and effect, except that (A) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (B) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(d)           The Company has delivered to Verizon a complete and correct copy of the Commitment Letter and the Backstop Facility Commitment.  Such agreements are in full force and effect as of the date hereof.  Except as set forth in Section 6.16(d) of the Company Disclosure Letter, the Company is not a party to any other agreement with any of the counterparties thereto relating to the New Financing or the financing contemplated by the Backstop Facility Commitment.

6.17         Company Real Property.

(a)           Section 6.17(a) of the Company Disclosure Letter sets forth the address of all real property that is Company Owned Real Property the loss of which would be material and adverse to the business of the Company and its Subsidiaries.  The Company has, in all material respects, good and valid and marketable title to all of the Company Owned Real Property identified on such Section of the Company Disclosure Letter, free and clear of all encumbrances other than Permitted Encumbrances.  Except as set forth on Section 6.17(a) of the Company Disclosure Letter, none of the Company or the Company Subsidiaries has leased or otherwise granted any third party any right to use or occupy any of the Company Owned Real Property identified on such Section of the Company Disclosure Letter; and except as set forth on Section 6.17(a) of the Company Disclosure Letter, there are no outstanding options, rights of refusal, rights of first offer or rights of reverter or other third party rights in Company Owned Real Property identified on such Section of the Company Disclosure Letter.

(b)           Except as set forth on Section 6.17(b) of the Company Disclosure Letter, with respect to leases and subleases of real property to which the Company or its Subsidiaries is a party, (i) each is enforceable in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting the rights of creditors generally and subject to the exercise of judicial discretion in accordance with principles of equity, (ii) there is no material default or material breach of a covenant by the Company or any Company Subsidiaries, (iii) no event has occurred which with or without the giving of notice or lapse of time, or both , would constitute such a material default or material breach and (iv) there has been no collateral assignment or other security interest and they are not subject to any encumbrance other than Permitted Encumbrances.

6.18         Opinion of Company Financial Advisor.  The Company has received the written opinion of Deutsche Bank Securities Inc., to the effect that, as of the date thereof, and based upon and subject to the matters set forth therein, the Aggregate Merger Consideration to be delivered by the Company in respect of the Spinco Common Stock pursuant to the Merger Agreement is fair, from a financial point of view, to the Company and the holders of Company Common Stock.  The Company has previously delivered a copy of such opinion to Verizon.

6.19         Brokers or Finders.  Except with respect to the Persons set forth in Section 6.19 of the Company Disclosure Letter, no agent, broker, investment banker, financial advisor or other similar Person is or will be entitled, by reason of any agreement, act or statement by the Company, or any of the Company Subsidiaries, directors, officers or employees, to any financial advisory, broker’s, finder’s or similar fee or commission, to reimbursement of expenses or to indemnification or contribution in connection with any of the transactions contemplated by this Agreement or any other Transaction Agreement.  The material terms of the engagement letters between each of the Company’s financial advisors and the Company have been provided to Verizon.

6.20         Takeover Statutes.  Other than Section 203 of the DGCL, no “fair price,” “moratorium,” “control share acquisition,” “business combination,” “stockholder protection” or other similar anti-takeover statute or regulation enacted under Delaware law, or, to the Company’s Knowledge, under the law of any other jurisdiction, will apply to this Agreement, the Merger or the transactions contemplated hereby or thereby.  The action of the Board of Directors of the Company in approving this Agreement and the transactions provided for herein is sufficient to render inapplicable to this Agreement, the Merger and the transactions contemplated hereby or thereby and the transactions provided for herein, the restrictions on “business combinations” (as defined in Section 203 of the DGCL) as set forth in Section 203 of the DGCL.

6.21         Certain Board Findings.  The Board of Directors of the Company, at a meeting duly called and held, (i) has determined that this Agreement and the transactions contemplated hereby, including the Merger, and the issuance of shares of Company Common Stock pursuant to the Merger, are advisable, fair to and in the best interests of the Company and the stockholders of the Company, (ii) approved this Agreement and the transactions contemplated hereby, including the Merger and (iii) has resolved to recommend that the stockholders of the Company entitled to vote thereon adopt this Agreement at the Company Stockholders Meeting.

6.22         Vote Required.  The only vote of the stockholders of the Company required under the DGCL, the NYSE rules or the Company’s certificate of incorporation for adoption of this Agreement and the approval of the transactions contemplated hereby, is the affirmative vote of the holders of a majority in voting power of all outstanding shares of Company Common Stock at the Company Stockholders Meeting (sometimes referred to herein as the “Requisite Approval”).

6.23         Affiliate Transactions.  Except as specifically provided in this Agreement or any of the other Transaction Agreements or as disclosed in the Company SEC Reports, there are no transactions or Contracts of the type required to be disclosed by the

Company under Item 404 of Regulation S-K between or among (a) the Company or any Company Subsidiary, on the one hand, and (b) any individual who is a “named executive officer” or director of the Company (as such term is defined in Section 402 of Regulation S-K), on the other hand.

ARTICLE VII

COVENANTS AND AGREEMENTS

7.1           Conduct of Business by the Company Pending the Merger.  Following the date of this Agreement and prior to the earlier of the Effective Time and the date on which this Agreement is terminated pursuant to Section 9.1, except as may be consented to in writing by Verizon (which consent shall not be unreasonably withheld, conditioned or delayed) or as expressly contemplated by a Transaction Agreement or as set forth in Section 7.1 of the Company Disclosure Letter, the Company covenants and agrees that each of the Company and the Company Subsidiaries shall conduct its operations in accordance with its ordinary course of business, consistent with past practice and in compliance with all Laws applicable to it or to the conduct of its business, and use all commercially reasonable efforts to preserve intact its present business organization, maintain rights and franchises, keep available the services of its current officers and key employees and preserve its relationships with customers and vendors in such a manner that its goodwill and ongoing businesses would not reasonably be anticipated to be impaired in any material respect.  Following the date of this Agreement and prior to the earlier of the Effective Time and the date on which this Agreement is terminated pursuant to Section 9.1 (and notwithstanding the immediately preceding sentence) except (i) as may be required by Law, (ii) as may be consented to in writing by Verizon (which consent shall not be unreasonably withheld, conditioned or delayed, except in the case of clauses (a), (b), (d), (e), (f), (h), (n), (p) and, in respect of the foregoing clauses, (q) of this Section 7.1, with respect to which such consent may be withheld in Verizon’s sole discretion), (iii) as may be expressly contemplated by this Agreement or the other Transaction Agreements, or (iv) as set forth in Section 7.1 of the Company Disclosure Letter, the Company shall not, nor shall it permit any of the Company Subsidiaries to:

(a)           (i) declare or pay any dividends on or make other distributions in respect of any shares of its capital stock or partnership interests (whether in cash, securities or property), except for the declaration and payment of cash dividends or distributions paid on or with respect to a class of capital stock all of which shares of capital stock, as the case may be, of the applicable corporation are owned directly or indirectly by the Company and the payment of regular quarterly dividends each in an amount not to exceed $0.39781 per share at times consistent with the dividend payment practices of the Company in 2006 (including a final partial regular quarterly dividend to the extent permitted pursuant to the Company

Credit Agreement and paid from existing funds or existing borrowing capacity, to be declared and paid to pre-Closing Company stockholders, pro rated for the number of days elapsed between (x) the beginning of the quarterly period in which the Effective Time occurs and (y) the day immediately preceding the Effective Time); (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its capital stock; or (iii) redeem, repurchase or otherwise acquire, or permit any Subsidiary to redeem, repurchase or otherwise acquire, any shares of its capital stock (including any securities convertible or exchangeable into such capital stock), except pursuant to the terms of the securities outstanding on the date hereof or pursuant to the existing terms of a Company Benefit Plan;

(b)           issue, deliver or sell, or authorize any shares of its capital stock of any class, any Company Voting Debt or any securities convertible into, or any rights, warrants or options to acquire, any such shares or other Company Voting Debt or convertible securities, other than (i) the issuance of shares of Company Common Stock upon the exercise of stock options or the vesting of restricted stock units or restricted stock that are outstanding on the date hereof pursuant to the Company Benefit Plans; (ii) issuances by a wholly owned Subsidiary of the Company of its capital stock to such Subsidiary’s parent or another wholly owned Subsidiary of the Company; and (iii) the granting of full fair market value stock options, or the granting of restricted stock units or restricted units in the ordinary course of business, consistent with the Company’s past practices, provided that, in no event shall the vesting and exercisability of any such newly granted option, restricted stock unit or restricted unit accelerate or shall any additional rights be conveyed, on account of the transactions contemplated hereby;

(c)           amend the Company’s certificate of incorporation or bylaws, or amend any Company Subsidiary’s certificate of incorporation or bylaws (or other similar organizational documents);

(d)           acquire or agree to acquire by merger or consolidation, or by purchasing a substantial or controlling equity interest in, or the assets of, or by any other manner, any business or any corporation, partnership, limited liability entity, joint venture, association or other business organization or division or business unit thereof or otherwise acquire or agree to acquire any material assets (other than the acquisition of equipment and other assets used in the operations of the existing business of the Company and the Company Subsidiaries in the ordinary course consistent with past practice), but in all cases excluding any acquisition of equity or assets that constitute a business unit, division or all or substantially all of the assets of the transferor;

(e)           sell, lease, license or otherwise encumber or subject to any Lien or otherwise dispose of, or agree to sell, lease, license or otherwise encumber or subject to any Lien or otherwise dispose of, any of its assets (including capital stock of Subsidiaries of the Company but excluding (i) surplus real property not used in telephone operations, (ii) inventory and obsolete equipment, in each case, in the ordinary course of business consistent with past practice and (iii) any Lien required to be created pursuant to the Company Credit Agreement or any facility entered into pursuant to the Backstop Facility Commitment);

(f)            incur any indebtedness for borrowed money or guarantee or otherwise become contingently liable for any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of the Company or any of its Subsidiaries or guarantee any debt securities of others or enter into any material Lease (whether such Lease is an operating or capital Lease) or enter into any interest rate hedge, other than the incurrence of additional indebtedness (i) under the Company Credit Agreement or any facility entered into pursuant to the Backstop Facility Commitment (x) in 2007 in an amount not to exceed $50 million (beyond amounts outstanding under the Company Credit Agreement as of January 1, 2007 and net of any prepayments or repayments effected during 2007) and (y) in 2008 in an amount not to exceed an additional $50 million (beyond amounts outstanding under the Company Credit Agreement (or any facility entered into pursuant to the Backstop Facility Commitment) as of December 31, 2007 and net of any prepayments or repayments effected during 2008), (ii) pursuant to any customer Contract, vendor Contract or real property Lease entered into in the ordinary course of business consistent with past practice and (iii) in connection with equipment leasing in the ordinary course of business consistent with past practice;

(g)           except in the ordinary course of business, consistent with past practice, and except for Qualified Transition Expenses, incur or commit to any individual capital expenditure or any obligation or liability in connection with any capital expenditure in excess of $2,000,000 or incur or commit to aggregate capital expenditures or obligations or liabilities in connection with any capital expenditure in excess of $4,000,000, in each case, other than capital expenditures or obligations or liabilities in connection therewith to repair or replace facilities destroyed or damaged due to casualty or accident (whether or not covered by insurance), or as contemplated by the Company’s 2007 capital expenditure budget, which is set forth in Section 7.1(g) of the Company Disclosure Letter, or the 2008 capital expenditure budget, to the extent it is substantially similar in all material respects to the 2007 capital expenditure budget or is approved by Verizon (such approval not to be unreasonably withheld or delayed), provided that this Section 7.1(g) shall not permit any action otherwise prohibited by Section 7.1(d);

(h)           (i) other than in the ordinary course of business, consistent with past practice in 2006, grant any increases in the compensation of any of its directors, officers or employees, provided that such increase shall not exceed 4% in the aggregate for all such persons (as compared to levels and amounts as of January 1, 2007); (ii) pay or agree to pay to any director, officer or employee, whether past or present, any pension, retirement allowance or other employee benefit not required or contemplated by any of the existing benefit, severance, termination, pension or employment plans, Contracts or arrangements as in effect on the date hereof; (iii) enter into any new, or materially amend any existing, employment or severance or termination, Contract with any director, officer or employee; (iv) accelerate the vesting of, or the lapsing of restrictions with respect to, any stock options or other stock-based compensation; or (v) become obligated under any new pension plan, welfare plan, multiemployer plan, employee benefit plan, severance plan, benefit arrangement or similar plan or arrangement that was not in existence on the date hereof, or amend any such plan or arrangement in existence on the date hereof if such amendment would have the effect of materially enhancing any benefits thereunder;

(i)            establish, adopt, enter into, terminate or amend any collective bargaining agreement, plan, trust, fund, policy or arrangement for the benefit of any current or former directors, officers, employees or any of their beneficiaries, except as contemplated by the Employee Matters Agreement, as is necessary to comply with applicable law, or, in each case, as would not result in a material increase in the cost of maintaining such collective bargaining agreement, plan, trust, fund, policy or arrangement;

(j)            authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution of the Company or any of the Company Subsidiaries;

(k)           make any material change in its methods of accounting in effect at September 30, 2006 or change its fiscal year except for changes required by a change in GAAP or required by the auditors of the Company and the Company Subsidiaries;

(l)                                     enter into or amend any agreement or arrangement with any Affiliate of the Company or any Company Subsidiary, other than with wholly owned Company Subsidiaries, on terms less favorable to the Company or such Company Subsidiary, as the case may be, than could be reasonably expected to have been obtained with an unaffiliated third party on an arm’s-length basis;

(m)                               except in the ordinary course of business, consistent with past practice, or as required by law, modify, amend, terminate, renew or fail to use commercially reasonable efforts to renew any Company Material Contract to which the Company or any of the Company Subsidiaries is a party or waive, release or assign any material rights or claims thereunder or enter into any Company Material Contract not in the ordinary course of business consistent with past practice;

(n)                                 except as would not be expected to materially and adversely affect the Company or any of its Affiliates or the Surviving Corporation on a going-forward basis after the Effective Time, (i) make or rescind any material express or deemed election relating to Taxes, including elections for any and all joint ventures, partnerships, limited liability companies or other investments where the Company has the capacity to make such binding election, (ii) settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, (iii) amend any material Tax Returns or (iv) change in any material respect any of its methods of reporting income or deductions for federal income tax purposes from those expected to be employed in the preparation of its federal income tax return for the taxable year ending December 31, 2006 (unless such change is required by Law); provided, however, that the Company may make or rescind any such election, settle or compromise any such claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy, change any such method of reporting or amend any such Tax Return without Verizon’s and Spinco’s prior written consent if the amount of Tax liabilities or other Tax detriments relating to such action does not exceed $10,000,000;

(o)                                 except in the ordinary course of business, consistent with past practice, pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction (which includes the payment of final and unappealable judgments) or in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) of the Company included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, or incurred in the ordinary course of business since the date of such financial statements;

(p)                                 amend or waive the performance of any provision of the Termination Agreement, the Commitment Letter or the Backstop Facility Commitment; or

(q)                                 agree or commit to do any of the foregoing actions.

7.2                                 Conduct of Spinco Business Pending the Merger.  Following the date of this Agreement and prior to the earlier of the Effective Time and the date on which this Agreement is terminated pursuant to Section 9.1, except as may be consented to in writing by the Company or as expressly contemplated by a Transaction Agreement or as set forth in Section 7.2 of the Spinco Disclosure Letter, Verizon and Spinco jointly and severally covenant and agree that Verizon and the Contributing Companies (in regard to the Spinco Business only) and each of Spinco and the Spinco Subsidiaries shall conduct its operations in accordance with its ordinary course of business, consistent with past practice and in compliance with all Laws applicable to it or to the conduct of its business, and use all commercially reasonable efforts to preserve intact its present business organization, maintain rights and franchises, keep available the services of its key employees and preserve its relationships with customers and vendors in such a manner that its goodwill and ongoing businesses would not reasonably be anticipated to be impaired in any material respect.  Following the date of this Agreement and prior to the earlier of the Effective Time and the date on which this Agreement is terminated pursuant to Section 9.1 (and notwithstanding the immediately preceding sentence) except (i) as may be required by Law, (ii) as may be consented to in writing by the Company (which consent shall not be unreasonably withheld, conditioned or delayed), (iii) as may be expressly contemplated by this Agreement or the other Transaction Agreements, (iv) as required to permit the ordinary course operation of Verizon’s cash management system prior to the Effective Time, including any distributions of cash in connection therewith, or (v) as set forth in Section 7.2 of the Spinco Disclosure Letter, Spinco shall not, nor shall Verizon and Spinco permit any of the Spinco Subsidiaries or, to the extent applicable, any of the Contributing Companies with respect to the Spinco Business to:

(a)                                  issue, deliver or sell, or authorize any shares of Spinco’s capital stock or capital stock of any Spinco Subsidiary of any class, or any rights, warrants or options to acquire, any such shares, convertible securities including additional options or other equity-based awards that could be converted into any option to acquire Spinco Common Stock or the capital stock of any Spinco Subsidiary pursuant to the Employee Matters Agreement or otherwise, other than (i) pursuant to this Agreement, pursuant to the Distribution Agreement or required in connection with the Contribution and (ii) issuances by a wholly owned Subsidiary of Spinco of its capital stock to such Subsidiary’s parent or another wholly owned Subsidiary of Spinco;

(b)                                 adopt any provision of, or otherwise amend, the certificate of incorporation or bylaws (or other similar organizational documents) of Spinco or any Spinco Subsidiary in any manner that would prevent or materially impair or delay the consummation of the transactions contemplated by this Agreement;

(c)                                  acquire or agree to acquire by merger or consolidation, or by purchasing a substantial or controlling equity interest in or the assets of, or by any other manner, any business or any corporation, partnership, limited liability entity, joint venture, association or other business organization or division thereof or otherwise acquire or agree to acquire any material assets (excluding the acquisition of equipment and other assets used in the operations of the Spinco Business in the ordinary course consistent with past practice), but in all cases excluding any acquisition of equity or assets that constitute a business unit, division or all or substantially all of the assets of the transferor;

(d)                                 sell, lease, license or otherwise encumber or subject to any Lien or otherwise dispose of, or agree to sell, lease, license or otherwise encumber or subject to any Lien or otherwise dispose of, any of the assets that would constitute Spinco Assets as of the Distribution Date (including capital stock of Spinco Subsidiaries but excluding (i) surplus real property not used in telephone operations and (ii) inventory and obsolete equipment, in each case, in the ordinary course of business consistent with past practice);

(e)                                  incur any indebtedness for borrowed money or guarantee or otherwise become contingently liable for any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of Spinco or any of its Subsidiaries or guarantee any debt securities of others or enter into any material Lease (whether such Lease is an operating or capital Lease) in each case to any third Person, other than (i) the incurrence of additional indebtedness to fund ordinary course capital requirements of Spinco and the Spinco Subsidiaries, (ii) pursuant to any customer Contract, vendor Contract or real property Lease entered into in the ordinary course of business consistent with past practice, (iii) in connection with equipment leasing in the ordinary course of business, consistent with past practice and (iv) as contemplated by the New Financing, the Spinco Securities or the Distribution Agreement or required in connection with the Contribution;

(f)                                    except in the ordinary course of business, consistent with past practice, incur or commit to any individual capital expenditure or any obligation or liability in connection with any capital expenditure, or incur or commit to aggregate capital expenditures or obligations or liabilities in connection with any capital expenditure, in each case, other than capital expenditures or obligations or liabilities in connection therewith to repair or replace facilities destroyed or damaged due to casualty or accident (whether or not covered by insurance), or as contemplated by the 2007 capital expenditure budget of Verizon for the Spinco Business, which is set forth in Section 7.2(f) of the Spinco Disclosure Letter, or the 2008 capital expenditure budget, to the extent it is substantially similar in all material respects to the 2007 capital expenditure budget (except as set forth in Section 7.2(f) of the Spinco Disclosure Letter) or is approved by the Company, provided that this Section 7.2(f) shall not permit any action otherwise prohibited by Section 7.2(c);

(g)                                 authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution of Spinco or any of its Subsidiaries;

(h)                                 (i) other than in the ordinary course of business, consistent with past practice in 2006, grant any material increases in the compensation of any of its directors, officers or employees, provided that such increase shall not exceed 4% in the aggregate for all such persons (as compared to the levels and amounts as of January 1, 2007); (ii) pay or agree to pay to any director, officer or employee, whether past or present, any pension, retirement allowance or other employee benefit not required or contemplated by any of the existing benefit, severance, termination, pension or employment plans, Contracts or arrangements as in effect on the date hereof; (iii) enter into any new, or materially amend any existing, employment or severance or termination, Contract with any director, officer or employee; (iv) accelerate the vesting of, or the lapsing of restrictions with respect to, any stock options or other stock-based compensation; or (v) become obligated under any new pension plan, welfare plan, multiemployer plan, employee benefit plan, severance plan, benefit arrangement or similar plan or arrangement that was not in existence on the date hereof, or amend any such plan or arrangement in existence on the date hereof if such amendment would have the effect of materially enhancing any benefits thereunder, except, in the case of the foregoing clauses (i) through (v), to the extent Verizon or the Verizon Subsidiaries retain any liability in respect of such action (any such retained liability to be deemed a Verizon Liability (as defined in the Distribution Agreement));

(i)                                     establish, adopt, enter into, terminate or amend any collective bargaining agreement, plan, trust, fund, policy or arrangement for the benefit of any current or former directors, officers, employees or any of their beneficiaries, except as contemplated by the Employee Matters Agreement, as is necessary to comply with applicable Law, or, in the aggregate, in the ordinary course of business consistent with past practice;

(j)                                     make any material change in Verizon’s methods of accounting with respect to the Spinco Business in effect at the Interim Balance Sheet Date except for changes required by a change in GAAP or required by the auditors of Verizon and the Verizon Subsidiaries;

(k)                                  except as would not be expected to materially and adversely affect Spinco or any of its Subsidiaries or the Spinco Business, or the Surviving Corporation on a going-forward basis after the Effective Time, (i) make or rescind any material express or deemed election relating to Taxes of Spinco or any of its Subsidiaries or the Spinco Business, including elections for any and all joint ventures, partnerships, limited liability companies or other investments where Verizon or Spinco has the capacity to make such binding election (other than any election necessary in order to obtain the IRS Ruling and/or the Distribution Tax Opinion), (ii) settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes of Spinco or any of its Subsidiaries or the Spinco Business, (iii) amend any material Tax Returns of Spinco or any of its Subsidiaries or relating to the Spinco Business or (iv) change in any material respect any method of reporting income or deductions of Spinco or any of its Subsidiaries or the Spinco Business for federal income tax purposes from those expected to be employed in the preparation of its federal income tax return for the taxable year ending December 31, 2006 (unless such change is required by Law), provided, however, that Spinco may make or rescind any such election, settle or compromise any such claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy, change any such method of reporting or amend any such Tax Return without the Company’s prior written consent if the amount of Tax liabilities or other Tax detriments relating to such action does not exceed $15,000,000;

(l)                                     pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business, consistent with past practice (which includes the payment of final and unappealable judgments) or in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the Interim Financial Statements (or the notes thereto) of Spinco included in the Spinco Financial Statements, or incurred in the ordinary course of business since the date of such financial statements;

(m)                               enter into or amend any agreement or arrangement relating to the Spinco Business that would constitute a Transferred Affiliate Arrangement and which constitutes a Spinco Asset or Spinco Liability (as defined in the Distribution Agreement) with any Affiliate of Verizon or any Verizon Subsidiary (other than Spinco or a Spinco Subsidiary), on terms less favorable to Spinco or such Spinco Subsidiary, as the case may be, than could be reasonably expected to have been obtained with an unaffiliated third party on an arm’s-length basis;

(n)                                 except in the ordinary course of business consistent with past practice, or as required by Law, modify, amend, terminate, renew or fail to use commercially reasonable efforts to renew any Spinco Material Contract or waive, release or assign any material rights or claims thereunder or enter into any Spinco Material Contract not in the ordinary course of business consistent with past practice;

(o)                                 amend the Distribution Agreement without the consent of the Company; or

(p)                                 agree to commit to take any of the foregoing actions.

7.3                                 Proxy Statement/Prospectus; Registration Statements.

(a)                                  As promptly as practicable following the date hereof, the Company, Verizon and Spinco shall prepare, and (as promptly as practicable following the Company’s receipt from Verizon of the 2006 Financial Statements as contemplated by Section 7.18) the Company shall file with the SEC, the Company Registration Statement, including the Proxy Statement/Prospectus with respect to the transactions contemplated by this Agreement, and the Company shall use its commercially reasonable efforts to have such Proxy Statement/Prospectus cleared by the SEC under the Exchange Act and the Company Registration Statement declared effective by the SEC under the Securities Act, as promptly as practicable after such filings or at such other time as Verizon, Spinco and the Company may agree; and

(b)                                 As promptly as practicable following the mailing of the Proxy Statement/Prospectus by the Company, if required by the SEC and/or the Securities Act, Verizon, Spinco and the Company shall prepare, and Spinco shall file with the SEC, the Spinco Registration Statement with respect to the Distribution, and Spinco shall use its commercially reasonable efforts to have such Spinco Registration Statement declared effective by the SEC under the Securities Act prior to the Distribution Date.

(c)                                  The Company shall, as promptly as practicable after receipt thereof, provide to Verizon copies of any written comments and advise Verizon of any oral comments with respect to the Proxy Statement/Prospectus and the Company Registration Statement received from the SEC.  Spinco shall, as promptly as practicable after receipt thereof, provide to the Company copies of any written comments and advise the Company of any oral comments with respect to any Spinco Registration Statement received from the SEC.

(d)                                 The Company shall provide Verizon with a reasonable opportunity to review and comment on any amendment or supplement to the Proxy Statement/Prospectus or Company Registration Statement prior to filing the same with the SEC, and with a copy of all such filings made with the SEC.  No amendment or supplement to the Proxy Statement/Prospectus or the Company Registration Statement will be made by the Company without the approval of Verizon (such approval not to be unreasonably withheld, conditioned or delayed).  The Company will advise Verizon promptly after it receives notice thereof, of the time when the Company Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, of the suspension of the qualification of the Company Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or of any request by the SEC for amendment of the Proxy Statement/Prospectus or the Company Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information.

(e)                                  Spinco shall provide the Company with a reasonable opportunity to review and comment on any amendment or supplement to any Spinco Registration Statement prior to filing the same with the SEC, and with a copy of all such filings made with the SEC.  No amendment or supplement to any Spinco Registration Statement will be made by Spinco without the approval of the Company (such approval not to be unreasonably withheld, conditioned or delayed).  Spinco will advise the Company promptly after it receives notice thereof, of the time when any Spinco Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, of the suspension of the qualification of the Spinco Common Stock issuable in connection with the Distribution for offering or sale in any jurisdiction, or of any request by the SEC for amendment of any Spinco Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information.

(f)                                    As promptly as practicable after the date on which the SEC shall clear (whether orally or in writing) the Proxy Statement/Prospectus and, if required by the SEC as a condition to the mailing of the Proxy Statement/Prospectus, the date on which the Company Registration Statement shall have been declared effective, the Company shall mail, or cause to be mailed, the Proxy Statement/Prospectus to its stockholders.

(g)                                 If, at any time prior to the Effective Time, any event or circumstance should occur that results in the Proxy Statement/Prospectus or one or both of the Registration Statements containing an untrue statement of a material fact or omitting to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, or that otherwise should be described in an amendment or supplement to the Proxy Statement/Prospectus or one or both of the Registration Statements, Verizon and the Company shall promptly notify each other of the occurrence of such event and then the applicable party shall promptly prepare, file and clear with the SEC and, in the case of the Proxy Statement/Prospectus, mail, or cause to be mailed, to the Company’s stockholders each such amendment or supplement.

(h)                                 Verizon and Spinco agree to promptly provide the Company with the information concerning Verizon, Spinco and their respective Affiliates required to be included in the Proxy Statement/Prospectus and the Company Registration Statement.  In furtherance of the foregoing, Verizon and Spinco shall use all commercially reasonable efforts to, or shall use all commercially reasonable efforts to cause its representatives to, furnish as promptly as practicable to the Company such additional financial and operating data and other information as to the Spinco Business as the Company may require to complete the Proxy Statement/Prospectus and the Company Registration Statement in accordance with the Exchange Act (including any financial statements required to be included therein).

(i)                                     The Company agrees to promptly provide Spinco with the information concerning the Company and its Affiliates required to be included in any Spinco Registration Statement.  In furtherance of the foregoing, the Company shall use all commercially reasonable efforts to, or shall use all commercially reasonable efforts to cause its representatives to, furnish as promptly as practicable to Spinco such additional financial and operating data and other information as to the business of the Company as Spinco may require to complete any Spinco Registration Statement in accordance with the Securities Act (including any financial statements required to be included therein).

7.4                                 Stockholders Meeting.

(a)                                  As promptly as practicable following the date hereof and the date on which the SEC shall clear (whether orally or in writing) the Proxy Statement/Prospectus and, if required by the SEC as a condition to the mailing of the Proxy Statement/Prospectus, the Company Registration Statement shall have been declared effective, the Company shall call a special meeting of its stockholders (the “Company Stockholders Meeting”) to be held as promptly as practicable for the purpose of voting upon (i) the adoption of this Agreement, (ii) the issuance of shares of Company Common Stock pursuant to the Merger and (iii) the matters to be considered by the Company’s stockholders at the 2007 annual meeting of the Company set forth in Section 7.4(a) of the Company Disclosure Letter if the Company elects to combine the special meeting with such annual meeting.  This Agreement shall be submitted for adoption to the stockholders of the Company at such special meeting.  The Company shall deliver, or cause to be delivered, to the Company’s stockholders the Proxy Statement/Prospectus in definitive form in connection with the Company Stockholders Meeting at the time and in the manner provided by the applicable provisions of the DGCL, the Exchange Act and the Company’s certificate of incorporation and bylaws and shall conduct the Company Stockholders Meeting and the solicitation of proxies in connection therewith in compliance with such statutes, certificate of incorporation and bylaws.

(b)                                 Subject to Section 7.11(c), the Board of Directors of the Company shall recommend that the Company’s stockholders adopt this Agreement, and such recommendation shall be set forth in the Proxy Statement/Prospectus.  Unless and until this Agreement shall have been terminated in accordance with its terms, the Company shall comply with its obligations under Section 7.4(a) whether or not its Board of Directors withdraws, modifies or changes its recommendation regarding this Agreement or recommends any other offer or proposal.

7.5                                 Efforts to Close.  Subject to the terms and conditions of the applicable Transaction Agreement, each of the parties hereto agrees to use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective in accordance with the terms of the Transaction Agreements the transactions contemplated by the Transaction Agreements, including executing such documents, instruments or conveyances of any kind that may be reasonably necessary or advisable on the terms set forth herein to carry out any of the transactions contemplated by the Transaction Agreements; provided, that such additional documents, instruments and conveyances shall not (w) provide for additional representations or warranties, (x) impose additional obligations or liabilities on any party, (y) delay the consummation of the transactions contemplated by this Agreement or (z) be inconsistent with the express terms of any Transaction Agreement.

7.6                                 Regulatory Matters.

(a)                                  Subject to the terms and conditions set forth in this Agreement, each of Verizon, Spinco and the Company shall use all commercially reasonable efforts (subject to, and in accordance with, applicable Law) to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Laws and regulations to consummate and make effective the Merger and the other transactions contemplated by this Agreement, including (i) the obtaining of all necessary actions or notations, waivers, consents and approvals, including the Company Approvals and the Verizon Approvals, from any Governmental Authority and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Authority, and (ii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement.

(b)                                 Within 30 days after the date hereof, the Company shall deliver to Verizon a list, determined in good faith, of the State Regulators other than those in Maine, Vermont and New Hampshire with respect to which the Company believes an application is required to obtain such regulator’s consent to effect the transfer of control of the Spinco Business and to cause such authorities to permit consummation of the transactions contemplated hereby or by the Distribution Agreement.  Such list shall not name any jurisdiction other than those specified in Section 7.6(b) of the Company Disclosure Letter.  Within 15 days of Verizon’s receipt of such list from the Company, Verizon shall deliver to the Company a list, determined in good faith, of any additional State Regulators with respect to which Verizon believes the foregoing criteria are met.  Such list shall not name any jurisdiction other than those specified in Section 7.6(b) of the Company Disclosure Letter.  Any jurisdiction appearing on either of the lists provided by the Company and Verizon shall be a jurisdiction in which the parties shall make the applicable regulatory filing pursuant to Section 7.6(c)(iii) (such filings, the “Other PUC Applications”).

(c)                                  Subject to the terms and conditions herein provided and without limiting the foregoing, each of Verizon, Spinco and the Company shall (i) within 120 days after the date hereof make their respective filings and thereafter make any other required submissions under the HSR Act, (ii) promptly (but in no event later than 30 days after the date hereof) file all applications requiring prior approval or other submissions required to be filed with (x) the FCC (the “FCC Applications”), except those submissions addressed in paragraphs 7.6(e), (f) and (g), below, which shall be made as set forth in those paragraphs, and except those applications that may be filed with the FCC for “immediate approval” under 47 C.F.R. Section 1.948(j)(2) or for approval that permits operation upon application under 47 C.F.R. Section 90.159(c), and (y) State Regulators in the states of Maine, Vermont and New Hampshire (the “Territory PUC Applications”), to effect the transfer of control of the Spinco Business, any federal and state approvals in the states of Maine, Vermont and New Hampshire pertaining to asset transfers or changes in control, and to cause such authorities to permit consummation of each of the transactions contemplated hereby or by the Distribution Agreement and respond as promptly as practicable to any additional requests for information received from the FCC or any State Regulator by any party to a FCC Application or a Territory PUC Application, (iii) as promptly as practicable after the determination of the Other PUC Applications in accordance with Section 7.6(b) (but in no event later than 60 days after the date hereof), file all Other PUC Applications with the applicable State Regulators and respond as promptly as practicable to any additional requests for information received from any State Regulator by any party to an Other PUC Application (the consent of such State Regulators and the consents referred to in clause (ii) of this Section 7.6(c) the “Telecommunications Regulatory Consents”), (iv) use all commercially reasonable efforts to cure not later than the Effective Time any violations or defaults under any FCC Rules or rules of any State Regulator, (v) use all commercially reasonable efforts to cooperate with each other in (x) determining whether any filings are required to be made with, or consents, permits, authorizations or approvals are required to be obtained from any other Governmental Authorities in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and (y) timely making all such filings and timely seeking all such consents, permits, authorizations or approvals, (vi) use all commercially reasonable efforts to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby all such further action as reasonably may be necessary to obtain all regulatory consents in respect of telecommunications matters and to resolve such objections, if any, as the HSR Agencies, state antitrust enforcement authorities or competition authorities of any other nation or other jurisdiction or any other Person may assert under relevant antitrust or competition laws with respect to the transactions contemplated hereby; and (vii) subject to applicable legal limitations and the instructions of any Governmental Authority, keep each other apprised of the status of matters relating to the completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications received by the Company, Verizon or Spinco, as the case may be, or any of their respective Subsidiaries, from any third party and/or any Governmental Authority with respect to such transactions.

(d)                                 In furtherance and not in limitation of the covenants of the parties contained in this Section 7.6, if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement or the Transaction

Agreements as violative of any Regulatory Law or otherwise, each of the Company, Verizon and Spinco shall cooperate in all respects with each other and use all commercially reasonable efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement, provided that the foregoing obligations shall not apply to a final order of a State Regulator in the States of Vermont, New Hampshire or Maine.  None of Verizon, Spinco or the Company shall settle any such action, suit or proceeding or fail to perfect on a timely basis any right to appeal any judgment rendered or order entered against such party therein without having previously consulted with the other parties.  Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 7.6 shall limit a party’s right to terminate this Agreement pursuant to Section 9.1(b) or 9.1(c) so long as such party has, prior to such termination, complied with its obligations under this Section 7.6.

(e)                                  If any objections are asserted with respect to the transactions contemplated hereby or the Transaction Agreements under any Regulatory Law or if any suit is instituted by any Governmental Authority or any private party recommending or seeking to deny the granting of any Telecommunications Regulatory Consent or challenging any of the transactions contemplated hereby as violative of any Regulatory Law or otherwise, each of the Company, Verizon and Spinco shall use all commercially reasonable efforts to resolve any such objections or challenge as such Governmental Authority or private party may have to such transactions under such Regulatory Law so as to permit consummation of the transactions contemplated by the Transaction Agreements.  For purposes of this Agreement, “Regulatory Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, the Communications Act and all other federal, state or foreign, if any, statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other laws that relate to the granting of regulatory consents in respect of telecommunications matters or are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition, whether in the communications industry or otherwise through merger or acquisition.  The Company and not Verizon will make all required filings, as may be required under applicable law, with the FCC and the State Regulators relating to transfers of customers and compliance with carrier change authorization, notification and verification rules.

(f)                                    To the extent necessary to comply with state laws, regulations and FCC Rules including those prohibiting “slamming” as set forth in 47 C.F.R. Section 64.1120, at least 60 days prior to Closing Date as reasonably anticipated by any party, (i) the Company shall, at its own expense, prepare and deliver to Verizon a draft notice providing the information required by 47 C.F.R. Section 64.1120(e) addressed to the telecommunications customers of Spinco and the Spinco Subsidiaries, after giving effect to the Contribution, it being understood that Verizon shall have the opportunity to review and comment on the contents of such notice; and (ii) Verizon shall, at the Company’s cost and expense (which shall be a reimbursement of Verizon’s fully allocated cost), cause such notice to be delivered to such customers at least 30 days before the Closing Date as reasonably anticipated by any party by a direct mailing or in accordance with such method of notice and notification period that the FCC or State Regulators may order or require.  For the avoidance of doubt, the Company and not Verizon, will be primarily responsible for making all required filings with the FCC and the State Regulators relating to transfers of customers and compliance with carrier change authorization, notification and verification rules.  Verizon and/or Spinco will be responsible for preparing, distributing, and filing (at Spinco’s expense) any notices relating to “discontinuance, reduction, or impairment” of service to the customers of Spinco and the Spinco Subsidiaries after giving effect to the Contribution required by 47 C.F.R. Sections 63.19 and 63.71.

(g)                                 At or prior to the Effective Time, the Company, at its own expense, shall adopt (to the extent permitted by State Regulators) the tariffs, price lists, schedules of rates, or other statements of terms and conditions, including, without limitation, special customer arrangements, special assemblies, price flex arrangements, and individual customer based arrangements of Verizon New England and Verizon Select Services Inc. for telecommunications services, which are applicable in whole or in part in Maine, New Hampshire, or Vermont, are effective under applicable laws and regulations, and are in effect immediately prior to the Effective Time (collectively, the “Tariffs”).  The Company shall maintain the Tariffs in effect at least until the end of the service term specified in (i) the Tariffs (to the extent permitted by State Regulators), (ii) agreements implementing such Tariffs with customers served by Verizon Affiliates under retained Blended Customer Contracts identified in Section 1.1(a) of the Disclosure Letter to the Distribution Agreement and the agreements of customers who do not provide Verizon Third Party Consents under this Agreement (each a “Specified Contract”) and (iii) agreements implementing such Tariffs with Persons who are Affiliates of Verizon New England on or before the Closing Date, and any optional renewal term exercisable by customers which are party to a Specified Contract  or such Affiliates in such agreements or Tariffs.  The Company further agrees that, to the extent such Tariffs or agreements implementing such Tariffs contain rates and charges or other terms and conditions based on volume of service, amount of purchase or spend, or similar volume commitments by the customers which are party to a Specified Contract or such Affiliates (the “Volume Commitments”), the Company will reduce such Volume Commitments pro-rata, without a change in rates and charges or other terms and conditions under such Tariffs or agreements, to reflect the fact that the customers which are party to a Specified Contract or such Affiliates may, after Closing, take service from Verizon New England and the Company and not from Verizon New England or the Company alone.  The pro-rata reduction shall be equal to or exceed the amount of the Volume Commitment provided by Verizon New England after Closing.  By way of example, and not by limitation, if after Closing, such Affiliate purchased 75% of a Volume Commitment from Company and 25% of a Volume Commitment from Verizon New England, then Company would reduce the Volume Commitment by 25% in affected Tariffs and agreements implementing such Tariffs.  At its own expense, the Company shall make all filings and take all other actions as may be required by applicable laws and regulations to make the Tariffs and pro-rata reductions of Volume Commitments adopted or made by the Company under this Section 7.6(g) legally effective not later than the Effective Time.  If the applicable State Regulators do not permit, in whole or in part, the adoption of such Tariffs by the Company or the maintenance of such Tariffs during the service terms described above in this Section 7.6(g), then from and after the Effective Time and through the date on which the Company would no longer have been required under this Section 7.6(g) to maintain the applicable Tariffs had such State Regulators permitted their adoption, the Company will provide service terms, rates and services equivalent to the Tariffs, including reductions in Volume Commitments, by means and methods acceptable to the applicable State Regulators.

(h)                                 Effective no later than the Effective Time, Verizon shall cause Verizon New England to relinquish voluntarily any certificate of public good or any other equivalent franchise or authorization under Law, including prior Law, to provide ILEC regulated intrastate services, which it possesses in Maine, New Hampshire and Vermont and to have obtained the approvals of the applicable public utility commissions in Maine, New Hampshire, and Vermont for the revocation, termination or transfer to ILEC Spinco Subsidiary of such authorizations and franchises and for its abandonment and discontinuance of all ILEC regulated intrastate services subject to the jurisdiction of such commissions.  Promptly after the Effective Time, but in no event later than 30 days thereafter, Verizon New England shall file to withdraw its intrastate tariffs or schedules of rates, terms and conditions for ILEC regulated intrastate services.

7.7                                 Employee Matters.  Throughout the internal restructurings and merger taken in contemplation of this Agreement, including the Internal Spinoffs and Internal Restructurings, the Contribution, Distribution, and the Merger, the Spinco Employees shall maintain uninterrupted continuity of employment, compensation and benefits, and, also for union-represented employees, uninterrupted continuity of representation for purposes of collective bargaining and uninterrupted continuity of coverage under their collective bargaining agreements, in each case as contemplated by and described in the Employee Matters Agreement.

7.8                                 Certain Third Party Consents.

(a)                                  Verizon and Spinco shall use commercially reasonable efforts to identify and obtain prior to the Closing any material Verizon Third Party Consents necessary to be obtained to authorize, approve or permit the consummation of the transactions contemplated by the Distribution Agreement or this Agreement.  If such Verizon Third Party Consents have not been obtained prior to the Closing, Verizon and the Surviving Corporation shall use commercially reasonable efforts thereafter to obtain such Verizon Third Party Consents for a period of six months following the Closing; provided, however, that Verizon and the Company (or, for periods following the Closing, the Surviving Corporation) shall not be required to pay more than $1,000,000 in the aggregate to obtain all Verizon Third Party Consents sought pursuant to this Section 7.8(a) (inclusive of any amounts paid in respect of Verizon IP Consents as provided in Section 7.8(b) and any costs associated with the separation of any Blended Customer Contract as provided in Section 7.8(e)) with any such payment borne 60% by Verizon and 40% by the Company (on a dollar for dollar basis), provided that such limitation shall not apply to any filing, recordation or similar fees payable to any Governmental Authority, which filing, recordation or similar fees shall be paid by the Company or the Surviving Corporation.

(b)                                 Promptly following the date hereof and, if the Closing occurs, for a period of six months following the Closing Date, Verizon shall use, and shall cause its Affiliates to use, commercially reasonable efforts, in cooperation with the Surviving Corporation, to identify and thereafter obtain Verizon IP Consents.  The parties shall bear the costs of obtaining any Verizon IP Consent (collectively, the “Verizon IP Consent Costs”) as provided in Section 7.8(b) of the Verizon Disclosure Letter.  For the avoidance of doubt, (i) Verizon IP Consents shall include any authorization, approval, consent, waiver or replacement license of a third Person required to permit the Company and the Subsidiaries, as applicable, to retain rights to any material Network Element Software that is made available to one or more Contributing Companies pursuant to an Excluded Contract and (ii) except to the extent provided otherwise in Section 7.8(b) of the Verizon Disclosure Letter, Verizon IP Consent Costs shall not include the costs attributable to obtaining for the benefit of Surviving Corporation or its Subsidiaries any upgrade or maintenance, support or other service used or useful in the operation of material Network Element Software following the Closing.

(c)                                  Notwithstanding anything to the contrary contained herein, but subject to the obligations set forth in this Section 7.8(c), to the extent any Verizon Third Party Consent or Verizon IP Consent is required in connection with the consummation of the transactions contemplated by the Distribution Agreement or this Agreement and such Verizon Third Party Consent or Verizon IP Consent is not received prior to the Closing, then, (i) if applicable, the Contract that is the subject of such Verizon Third Party Consent shall not be assigned in the Contribution or (ii) if applicable, to the extent any such Contract requiring a Verizon Third Party Consent may only be enjoyed by an Affiliate of Verizon, such Contract shall be transferred to another Affiliate of Verizon, and Verizon agrees to use commercially reasonable efforts to make the benefits of any such Contract available to the Surviving Corporation and its Subsidiaries for a period of one year following the Closing Date, subject to (x) the assumption of all obligations in respect of such Contract by the Surviving Corporation and the Subsidiaries, (y) the limitations on required payments set forth in Sections 7.8(a) and 7.8(b) and (z) Section 7.8(f).

(d)                                 Verizon shall use its commercially reasonable efforts to deliver to the Company within 60 days of the date hereof (i) a list of all third parties who are counterparties to an Excluded Contract and which Verizon reasonably believes were paid an aggregate of $100,000 or more in calendar year 2006 by Verizon or its Subsidiaries as indicated in the accounts payable system of Verizon in respect of such Contract and (ii) to the extent not prohibited pursuant to confidentiality obligations contained in any such Contract, either (a) a copy of such Contract (if such Contract is in writing) or (b) a description of the products/services which are the subject of the Contract.

(e)                                  With respect to Blended Customer Contracts, Verizon and the Company will use commercially reasonable efforts to obtain prior to the Closing or, if not obtained, will use commercially reasonable efforts for 180 days following the Closing to obtain from the counterparty to each Blended Customer Contract any needed consent to separate the portion of such Contract that relates to the goods or services purchased from or supplied to the Spinco Business under such Blended Customer Contract, it being agreed that Verizon shall not be required to grant any consideration to any counterparty to such a Blended Customer Contract except to the extent of any consent costs that are included in the amounts for which Verizon is responsible pursuant to Section 7.8(a).  The Contract constituting the separated portion of any Blended Customer Contract that relates to the Spinco Business as described in the preceding sentence shall be assumed by and become the responsibility of Spinco (or the Surviving Corporation to the extent it is separated following the Closing).

(f)                                    In the event any customer Contract that would have been assigned in the Contribution as a Spinco Asset but for the failure to obtain a Verizon Third Party Consent is not assigned or any Blended Customer Contract that would have been assumed in part by Spinco pursuant to Section 7.8(e) but for the failure of the counterparty to consent to such assumption is not assumed, then (i) to the extent such Contract involves the provision to the customer thereunder of ILEC services that are a part of the Spinco Business, Verizon shall use the Surviving Corporation and its Subsidiaries succeeding to the Spinco Business to provide such services to such customer subject to the rights, if any, of such customer under such Contract to consent thereto and (ii) to the extent such Contract involves the provision to the customer thereunder of non-ILEC services, Verizon shall continue to provide such services to such customer in accordance with such Contract.  With respect to ILEC services delivered by the Surviving Corporation and its Subsidiaries in respect of such Contracts, Verizon shall either (A) remit to the Surviving Corporation amounts received from the applicable customers in accordance with the applicable Tariff (which the Surviving Corporation shall have mirrored in accordance with Section 7.6(g)) or, if applicable, in accordance with the last sentence of Section 7.6(g), in each case including as to payment terms or (B) make payment to the Surviving Corporation in accordance with the terms of the applicable Transferred Affiliate Arrangement, including as to payment terms.  With respect to non-ILEC services and ILEC services delivered by Verizon or its Subsidiaries under such Contracts without the assistance of the Surviving Corporation or its Subsidiaries, Verizon shall remit to the Surviving Corporation its net amounts received (after payment of third party costs and any applicable taxes) in respect of the delivery of such services to such customers, which payment shall be made by Verizon promptly after its receipt of such revenues and in any event no later than 45 days thereafter.  The provisions of this Section 7.8(f) shall exclusively govern the circumstances described in the first sentence hereof, notwithstanding any other provision of this Agreement or the Distribution Agreement.

(g)                                 Verizon will use its commercially reasonable efforts to identify to the Company prior to the Closing any Verizon Guarantees (as defined in the Distribution Agreement) and any Spinco Guarantees (as defined in the Distribution Agreement).

7.9                                 Tax Matters.

(a)                                  IRS Rulings.

(i)                                     As soon as reasonably practicable after the date of this Agreement, Verizon and the Company, as to matters germane to the Merger, shall submit to the IRS a request (the “Ruling Request”) for (A) the IRS Ruling, and (B) any other ruling in connection with the Contribution, the Distribution or the Merger that Verizon, in consultation with the Company, deems to be appropriate.  The initial Ruling Request and any supplemental materials submitted to the IRS relating thereto (each, an “IRS Submission”) shall be prepared by Verizon.  Verizon shall provide the Company with a reasonable opportunity to review and comment on each IRS Submission prior to the filing of such IRS Submission with the IRS as provided in Section 10.01 of the Tax Sharing Agreement; provided that Verizon may redact from any IRS Submission any information (“Redactable Information”) that (A) Verizon, in its good faith judgment, considers to be confidential and not germane to the Company’s or Spinco’s obligations under this Agreement or any of the other Transaction Agreements, and (B) is not a part of any other publicly available information, including any non-confidential filing.
(ii)                                  Verizon shall provide the Company with copies of each IRS Submission as filed with the IRS promptly following the filing thereof; provided that Verizon may redact any Redactable Information from the IRS Submission.  Each of Verizon, Spinco and the Company agrees to use its commercially reasonable efforts to obtain the IRS Ruling and the other rulings set forth in the Ruling Request, including providing such appropriate information and representations as the IRS shall require in connection with the Ruling Request and any IRS Submissions.  Solely for the avoidance of doubt, nothing in this Section 7.9(a)(ii) shall provide grounds for Verizon, Spinco or the Company to alter any obligation or limitation imposed upon it under this Agreement.

(b)                                 Distribution Tax Opinion.  Each of Verizon, Spinco and the Company agrees to use its commercially reasonable efforts to obtain the Distribution Tax Opinion.  The Distribution Tax Opinion shall be based upon the IRS Ruling, any other rulings issued by the IRS in connection with the Ruling Request, and customary representations and covenants, including those contained in certificates of Verizon, Spinco, the Company and others, reasonably satisfactory in form and substance to Verizon Tax Counsel (such representations and covenants, the “Distribution Tax Representations”).  Each of Verizon, Spinco and the Company shall deliver to Verizon Tax Counsel, for purposes of the Distribution Tax Opinion, the Distribution Tax Representations.

(c)                                  Merger Tax Opinions.  Verizon and Spinco, on the one hand, and the Company, on the other hand, shall cooperate with each other in obtaining, and shall use their respective commercially reasonable efforts to obtain, a written opinion of their respective tax counsel, Paul, Hastings, Janofsky & Walker LLP, in the case of the Company (“Company Tax Counsel”), and Verizon Tax Counsel, in the case of Verizon and Spinco, in form and substance reasonably satisfactory to the Company and Verizon, respectively (each such opinion, a “Merger Tax Opinion”), dated as of the Effective Time, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, the Merger will be treated as a tax-free reorganization within the meaning of Section 368(a) of the Code.  Each of the Company, Verizon and Spinco shall deliver to Company Tax Counsel and Verizon Tax Counsel for purposes of the Merger Tax Opinions customary representations and covenants, including those contained in certificates of the Company, Verizon, Spinco and others, reasonably satisfactory in form and substance to Company Tax Counsel and Verizon Tax Counsel.

(d)                                 Prior to the Effective Time, each of Verizon, Spinco and the Company agrees to use its reasonable best efforts to cause the Tax-Free Status of the Transactions.

7.10                           Access to Information.  Upon reasonable notice, each of Verizon, Spinco and the Company shall, subject to applicable Law, afford to each other and to each other’s respective officers, employees, accountants, counsel and other authorized representatives, reasonable access during normal business hours, from the date hereof through to the date which is the earlier of the Effective Time or the date on which this Agreement is terminated pursuant to Section 9.1, to its and its Subsidiaries’ officers, employees, accountants, consultants, representatives, plants, properties, Contracts (other than Excluded Contracts), commitments, books, records (including Tax Returns) and any report, schedule or other document filed or received by it pursuant to the requirements of the federal or state securities laws, and shall use all commercially reasonable efforts to cause its respective representatives to furnish promptly to the others such additional financial and operating data and other information in its possession, as to its and its Subsidiaries’ respective businesses and properties as the others or their respective duly authorized representatives, as the case may be, may reasonably request, it being understood that in no event will any party be required to provide access to its accountants’ work papers and, in the case of Spinco and Verizon, the foregoing obligations will be limited to information regarding the Spinco Business.  The parties hereby agree that the provisions of the Confidentiality Agreement shall apply to all information and material furnished by any party or its representatives thereunder and hereunder.

7.11                           No Solicitation by the Company.

(a)                                  Except as set forth in Sections 7.11(b) through (d) hereof, the Company agrees that, following the date of this Agreement and prior to the earlier of the Effective Time or the date on which this Agreement is terminated pusuant to Section 9.1, neither it nor any Company Subsidiary shall, and that it shall use reasonable best efforts to cause its and each of the Company Subsidiary’s officers, directors, employees, advisors and agents not to, directly or indirectly, (i) knowingly solicit, initiate or encourage any inquiry or proposal that constitutes or could reasonably be expected to lead to a Company Acquisition Proposal, (ii) provide any non-public information or data to any Person relating to or in connection with a Company Acquisition Proposal, engage in any discussions or negotiations concerning a Company Acquisition Proposal, or otherwise knowingly facilitate any effort or attempt to make or implement a Company Acquisition Proposal, (iii) approve, recommend, agree to or accept, or propose publicly to approve, recommend, agree to or accept, any Company Acquisition Proposal, or (iv) approve, recommend, agree to or accept, or propose to approve, recommend, agree to or accept, or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement related to any Company Acquisition Proposal.  Without limiting the foregoing, any violation of the restrictions set forth in the preceding sentence by any of the Company Subsidiaries or any of the Company’s or the Company Subsidiaries’ officers, directors, employees, agents or representatives (including any investment banker, attorney or accountant retained by the Company or the Company Subsidiaries) shall be a breach of this Section 7.11(a) by the Company.  The Company agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any Company Acquisition Proposal (except with respect to the transactions contemplated by this Agreement).

(b)                                 Nothing contained in this Agreement shall prevent the Company or the Company’s Board of Directors from, prior to the adoption of this Agreement by the holders of Company Common Stock, engaging in any discussions or negotiations with, or providing any non-public information to, any Person, if and only to the extent that (i) the Company receives from such Person an unsolicited bona fide Company Superior Proposal or a Company Acquisition Proposal that the Company’s Board of Directors determines in good faith (after consultation with a financial advisor of nationally recognized reputation) would reasonably be expected to lead to a Company Superior Proposal, (ii) the Company’s Board of Directors determines in good faith (after consultation with its legal advisors) that its failure to do so would reasonably be expected to result in a breach of the Board of Directors’ fiduciary duties under applicable Law, (iii) prior to providing any information or data to any Person in connection with a proposal by any such Person, (A) the Company’s Board of Directors receives from such Person an executed confidentiality agreement no less restrictive than the Confidentiality

Agreement and (B) such information has been provided to Verizon (or is provided to Verizon at the same time it is provided to such Person, to the extent not previously provided or made available to Verizon) and (iv) prior to providing any non-public information or data to any Person or entering into discussions or negotiations with any Person, the Company’s Board of Directors notifies Verizon promptly of any such inquiry, proposal or offer received by, any such information requested from, or any such discussions or negotiations sought to be initiated or continued with, the Company, any Company Subsidiary or any of their officers, directors, employees, advisors and agents indicating, in connection with such notice, the material terms and conditions of the Company Acquisition Proposal and the identity of the Person making such Company Acquisition Proposal.  The Company agrees that it shall keep Verizon reasonably informed, on a reasonably prompt basis, of the status and material terms of any such proposals or offers, any changes thereto, and the status of any such discussions or negotiations and will notify Verizon promptly of any determination by the Company’s Board of Directors that a Company Superior Proposal has been made.  For purposes of this Agreement, a “Company Superior Proposal” means any proposal or offer made by a third party to acquire, directly or indirectly, by merger, consolidation or otherwise, for consideration consisting of cash and/or securities, at least a majority of the shares of the Company Common Stock then outstanding or all or substantially all of the assets of the Company and the Company Subsidiaries and otherwise on terms which the Board of Directors of the Company (after consultation with its legal and financial advisors) determines in its good faith judgment to be more favorable to the Company’s stockholders than the Merger (taking into account all of the terms and conditions of such proposal and of this Agreement as well as any other factors deemed relevant by the Board of Directors of the Company) and reasonably capable of being consummated on the terms so proposed, taking into account all financial, regulatory, legal and other aspects of such proposal.

(c)                                  Prior to the adoption of this Agreement by the holders of Company Common Stock, the Board of Directors of the Company may, if it concludes in good faith (after consultation with its legal advisors) that failure to do so would result in a breach of its fiduciary duties under applicable Law, withdraw or modify its recommendation of the Merger, but only at a time that is after the third Business Day following Verizon’s receipt of written notice from the Company advising Verizon of its intention to do so.  Notwithstanding any withdrawal or modification of recommendation pursuant to this Section 7.11(c), Verizon shall have the option, exercisable within five Business Days after such withdrawal or modification, to cause the Board of Directors to submit this Agreement to the stockholders of the Company for the purpose of adopting this Agreement.

(d)                                 Nothing in this Agreement shall prohibit the Company from taking and disclosing to its stockholders a position contemplated by Rule 14d-9 and Rule 14e-2(a)

promulgated under the Exchange Act or from making any disclosure to the Company stockholders if, in the good faith judgment of the Board of Directors of the Company (after consultation with its legal advisors), it is required to do so in order to comply with its fiduciary duties to the Company’s stockholders under applicable Law; provided, however, that neither the Company nor its Board of Directors nor any committee thereof shall approve or recommend, or propose publicly to approve or recommend, a Company Acquisition Proposal unless the Company has first terminated this Agreement pursuant to Section 9.1(h) hereof and has otherwise complied with the provisions thereof.

7.12                           Director and Officer Matters.

(a)                                  From and after the date hereof, the Company, the Surviving Corporation and their respective Subsidiaries shall provide such cooperation and assistance as Verizon may reasonably request to enable, if Verizon so chooses, Verizon or a Subsidiary thereof to maintain following the Closing, at Verizon’s expense, directors’ and officers’ liability insurance policies and fiduciary liability insurance policies covering each person who is, or has been at any time prior to the Effective Time, an officer or director of Verizon or a Contributing Company and each person who served at the request of a Contributing Company as a director, officer, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise, including any person serving in such capacity with respect to Spinco or a Spinco Subsidiary (the “Identified Persons”).

(b)                                 Effective as of the Effective Time, the Surviving Corporation, on behalf of itself, its Subsidiaries and their respective successors and assigns, and for all parties claiming by, through or under them (the “Surviving Corporation Releasors”), hereby irrevocably release, remise and forever discharge each of the Identified Persons, and each of their respective estates and heirs, of and from any and all claims, whether presently known or unknown, which any Surviving Corporation Releasor has or may have of any kind arising out of or pertaining to acts or omissions, or alleged acts or omissions, by the Identified Persons in the capacities specified in Section 7.12(a) prior to the Closing.

(c)                                  In the event of any claim, action, suit, arbitration, proceeding or investigation (“Action”) arising out of or pertaining to acts or omissions, or alleged acts or omissions, by the Identified Persons in the capacities specified in Section 7.12(a) prior to the Closing, from and after the Effective Time the Surviving Corporation and its Subsidiaries shall provide reasonable cooperation, at Verizon’s expense, in defense of any such Action.

7.13                           Rule 145 Affiliates.  Spinco shall, at least 10 days prior to the Effective Time, cause to be delivered to the Company a list, reviewed by its counsel, identifying any persons who will be, in its reasonable judgment, at the Effective Time, “affiliates” of Spinco for purposes of Rule 145 promulgated by the SEC under the Securities Act (each, a “Rule 145 Affiliate”).  Spinco shall furnish such information and documents as the Company may reasonably request for the purpose of reviewing such list.  Spinco shall use all commercially reasonable efforts to cause each person who is identified as a Rule 145 Affiliate in the list furnished pursuant to this Section 7.13 to execute a written agreement (each, a “Rule 145 Affiliate Agreement”), substantially in the form of Exhibit A to this Agreement, at or prior to the Effective Time.

7.14                           Public Announcements.  Verizon and the Company shall consult with each other and shall mutually agree upon any press release or public announcement relating to the transactions contemplated by this Agreement and neither of them shall issue any such press release or make any such public announcement prior to such consultation and agreement, except as may be required by applicable Law or by obligations pursuant to any listing agreement with any national securities exchange or automated inter-dealer quotation system, in which case the party proposing to issue such press release or make such public announcement shall use all commercially reasonable efforts to consult in good faith with the other party before issuing any such press release or making any such public announcement.

7.15                           Notification.

(a)                                  Verizon shall give notice to the Company, and the Company shall give notice to Verizon, of any occurrence or non-occurrence of any fact or event that would reasonably be expected to cause the failure of Verizon or its Affiliates or the Company or its Affiliates, as the case may be, to comply with or satisfy, in any material respect, any closing condition pursuant to Article VIII.

(b)                                 Each of the parties hereto shall keep the others informed on a timely basis as to (i) the status of the transactions contemplated by the Transaction Agreements and the obtaining of all necessary and appropriate exemptions, rulings, consents, authorizations and waivers related thereto and (ii) the status of any other material regulatory proceeding, pending as of the date hereof or arising prior to the Effective Time, affecting the Spinco Business or the business of the Company and its Subsidiaries, as applicable, including making available to the other parties copies of all material communications with State Regulators in connection with any such proceeding.

7.16                           Real Property Matters.  Promptly after the execution of this Agreement:

(i)                                     the parties will negotiate in good faith a mutually acceptable arrangement allowing Verizon and its Affiliates to occupy and use following the Closing the property located at 875 Holt Avenue, Manchester, New Hampshire in substantially the same manner insofar as practicable as such property is occupied and used by them (other than in connection with the Spinco Business) during the 12 month period prior the Closing Date;
(ii)                                  the parties will negotiate in good faith a mutually acceptable lease arrangement allowing Verizon and/or its Affiliates to continue to occupy and use a portion of the property located at 770 Elm Street, Manchester, New Hampshire (the “NH Premises”) pursuant to a gross lease arrangement (the “NH Lease”) whereby Verizon and/or its Affiliate(s) shall (A) occupy the entire first floor of the NH Premises (to the extent consistent with its or their current occupancy), (B) be permitted to remain at the NH Premises for an initial term of five  years from the date of execution of the NH Lease, (C) pay a market rental rate to be agreed upon by the parties, (D) have two consecutive five-year options to extend the initial term and (E) contain such other terms as the parties may reasonably agree, and in connection therewith shall consider in good faith the form of lease agreement proposed by Verizon to the Company prior to the date hereof; and
(iii)                               the parties will negotiate in good faith a mutually acceptable lease arrangement allowing Verizon and/or its Affiliates to continue to occupy and use a portion of the property located at 59 Park Street, Bangor, Maine (the “ME Premises”) pursuant to a gross lease arrangement (the “ME Lease”) whereby Verizon and/or its Affiliate(s) shall (A) occupy the entire fourth floor of the ME Premises (to the extent consistent with its or their current occupancy), (B) be permitted to remain at the ME Premises for an initial term of five years from the date of execution of the ME Lease, (C) pay a market rental rate to be agreed upon by the parties, (D) have two consecutive five-year options to extend the initial term and (E) contain such other terms as the parties may reasonably agree, and in connection therewith shall consider in good faith the form of lease agreement proposed by Verizon to the Company prior to the date hereof.

7.17                           Control of Other Party’s Business.  Nothing contained in this Agreement shall give Verizon or Spinco, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time.  Nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of the business of Spinco and the Spinco Subsidiaries prior to the Effective Time.  Prior to the Effective Time, Verizon and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.

7.18                           Financial Statements and Related Information.

(a)                                  Verizon will deliver to the Company at Verizon’s expense, as soon as practicable, and in any event no later than 90 days after the end of the 2006 fiscal year, audited Statements of Selected Assets, Selected Liabilities and Parent Funding of the local exchange businesses and related landline activities of Verizon in the states of Maine, New Hampshire and Vermont (including Internet access, long distance and customer premises equipment services provided to customers in those states) for such fiscal year (collectively, such combined financial statements, together with the notes thereto, the “2006 Financial Statements”), which will comply with the reporting requirements of the SEC under Regulation S-X promulgated under the Exchange Act (either initially or as amended in response to any SEC comment), together with an unqualified opinion of Verizon’s independent accounting firm, Ernst & Young LLP, it being agreed that the cost of such audit shall be borne by Verizon.  The 2006 Financial Statements will be prepared in accordance with GAAP and Regulation S-X promulgated under the Exchange Act applied on a consistent basis throughout the period involved using the same accounting principles, practices, methodologies and policies used in preparing the Audited Financial Statements (except as may otherwise be required by GAAP or as may be expressly disclosed therein) and present fairly, in all material respects, the financial position and operating results of the Spinco Business as of the dates and for the periods indicated therein.

(b)                                 Beginning with the calendar quarter ending on March 31, 2007, Verizon will deliver to the Company, promptly upon their being prepared (and in any event no later than 60 days after the end of each calendar quarter), unaudited Statements of Selected Assets, Selected Liabilities and Parent Funding of the local exchange businesses and related landline activities of Verizon in the states of Maine, New Hampshire and Vermont (including Internet access, long distance and customer premises equipment services provided to customers in those states) (the “Quarterly Financial Statements”).  Such balance sheet and statements of income and cash flows shall be prepared from the books and records of Verizon and the Contributing Companies (to the extent relating to the Spinco Business) in accordance with GAAP applied on a consistent basis throughout the periods involved using the same accounting principles, practices, methodologies and policies used in preparing the Spinco Financial Statements (except as may otherwise be required under GAAP) and present fairly, in all material respects, the financial position and operating results of the Spinco Business as of the dates and for the periods indicated therein.

(c)           On or prior to such date as the Quarterly Financial Statements are required to be delivered by Verizon to the Company, Verizon shall deliver to the Company, in writing, a calculation of Spinco Adjusted EBITDA as of the end of such quarter, together with a certificate of an authorized representative of Verizon stating that such calculation is an accurate calculation made in accordance with the definition of “Spinco Adjusted EBITDA” provided herein.

(d)           No later than three Business Days following the filing of any quarterly report on Form 10-Q in respect of a fiscal quarter, the Company shall deliver to Verizon, in writing, a calculation of Company Adjusted EBITDA as of the end of such quarter, together with a certificate of an authorized representative of the Company stating that such calculation is an accurate calculation made in accordance with the definition of “Company Adjusted EBITDA” provided herein.

7.19         Directors of the Surviving Corporation.  The Company, Verizon and Spinco shall take all action reasonably necessary to cause the Board of Directors of the Company immediately prior to the Effective Time to consist of nine members, (i) six of whom shall be designated by Verizon and (ii) three of whom will be designated by the Company, which directors shall be evenly distributed among the Company’s three classes of directors and shall be the Board of Directors of the Surviving Corporation.  One of the Company’s designees shall serve as chairman of the board.  Within 75 days following the date of this Agreement, Verizon shall give the Company written notice setting forth its designees to the Surviving Corporation’s Board of Directors and such information with respect to each of its designees as is required to be disclosed in the Proxy Statement/Prospectus or the proxy statement for such annual meeting.  Promptly after Verizon gives such notice to the Company, and in any event within 10 days thereafter, the Company shall notify Verizon of its designees to the Surviving Corporation’s Board of Directors.  Two of the Verizon designees shall be persons prepared to commence service as directors of the Company from and after the date that the Requisite Approval of the Company’s stockholders is obtained, and to continue to serve in such capacity after the Effective Time, it being the understanding of the parties that two of the Company’s current directors will resign at or prior to the date of  the Company Stockholders Meeting and will be replaced by such Verizon designees at or after the date of the Company Stockholders Meeting upon reasonable prior notice by the Company to Verizon.  The designees of each of Verizon and the Company will be equally distributed among the classes of the Board of Directors of the Surviving Corporation, as each of Verizon and the Company shall specify.  Without limiting the foregoing and prior to the Effective Time, the Company shall take all actions necessary to obtain the resignations of all members of its Board of Directors who will not be directors of the Surviving Corporation and for the Board of Directors of the Company to fill such vacancies with the new directors contemplated by this Section 7.19.  None of Verizon’s director nominees under this Section 7.19 will be employees of Verizon, its Affiliates or Cellco Partnership or any of its Subsidiaries.

7.20         Financing.

(a)           Verizon shall have the right to designate, in consultation with the Company, the final form of the Spinco Securities and related agreements (including registration rights arrangements and indenture) embodying the terms set forth in Exhibit C of the Distribution Agreement and to prepare the documents related thereto, provided that (i) the Company shall have the right and obligation, in consultation with Verizon, to negotiate and approve covenants that are generally consistent with then current market practice for 144A debt offerings and economic terms of the Spinco Securities and related agreements (including registration rights arrangements and indenture) that are not specified on Exhibit C of the Distribution Agreement as long as such covenants and economic terms are consistent with Exhibit C of the Distribution Agreement and shall allow the Spinco Securities to be valued at par upon issuance (including, for the avoidance of doubt, for purposes of the Debt Exchange if Verizon elects to consummate such Debt Exchange at the time of Closing) and allow for the timely consummation of the Debt Exchange (if elected by Verizon) and (ii) any other material terms of the Spinco Securities and related agreements that are not addressed by clause (i) of this Section 7.20(a) or on Exhibit C of the Distribution Agreement shall be subject to the joint approval of the parties, acting reasonably.  For the avoidance of doubt, if Verizon elects to consummate the Debt Exchange, it shall have the sole right to structure the arrangements relating thereto with underwriters, arrangers and other third parties relating to the Debt Exchange; provided that Verizon shall keep the Company reasonably updated regarding such arrangements.

(b)           Each of Verizon, Spinco and the Company shall cooperate in connection with the preparation of all documents and the making of all filings required in connection with the New Financing, the Spinco Securities and the Debt Exchange (if Verizon elects to consummate the Debt Exchange) and shall use their respective commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all other things necessary, proper or advisable to consummate the New Financing, the issuance of the Spinco Securities and the Debt Exchange (if Verizon elects to consummate the Debt Exchange) and the other transactions contemplated in connection therewith.  Without limiting the generality of the foregoing, each of Verizon, Spinco and the Company shall use their respective commercially reasonable efforts to cause their respective employees, accountants, counsel and other representatives to cooperate with each other in (i) participating in meetings, drafting sessions, due diligence sessions, management presentation sessions, “road shows” and sessions with rating agencies in connection with the syndication or marketing of the New Financing, the Spinco

Securities and the Debt Exchange (if Verizon elects to consummate the Debt Exchange), (ii) preparing offering memoranda, private placement memoranda, prospectuses and similar documents deemed reasonably necessary by Verizon, Spinco or the Company, to be used in connection with consummating the New Financing, the issuance of the Spinco Securities and the Debt Exchange (if Verizon elects to consummate the Debt Exchange), (iii) executing and delivering all documents and instruments deemed reasonably necessary by Verizon, Spinco or the Company to consummate the New Financing, the issuance of the Spinco Securities and the Debt Exchange (if Verizon elects to consummate the Debt Exchange), including any underwriting or placement agreements, pledge and security documents, other definitive financing documents, including any intercreditor or indemnity agreements, or other requested certificates or documents as may be reasonably requested in connection with the New Financing, the Spinco Securities or the Debt Exchange (if Verizon elects to consummate the Debt Exchange), provided, however, that (A) no such agreements or documents shall impose any monetary obligation or liability on Spinco or the Company prior to the Effective Time and (B) Verizon shall not be obligated to incur any obligations in connection with the New Financing (other than the obligation to pay Spinco Debt Expenses as provided in the Distribution Agreement and the non-monetary cooperation obligations set forth above in this Section 7.20(b)), (iv) disclosing the terms and conditions of the New Financing, the Spinco Securities and the Debt Exchange (if Verizon elects to consummate the Debt Exchange), as reasonably appropriate, in the Registration Statements, and (v) taking all other actions reasonably necessary in connection with the New Financing, including any such actions required to permit the assumption by the Surviving Corporation of the debt that is part of the New Financing and the Spinco Securities at the Effective Time.  The obligations of Verizon, Spinco and the Company under this Section 7.20(b) with respect to the New Financing shall also apply to any Alternative Financing (as defined below).

(c)           No party shall modify any term of the Commitment Letter (or any related fee agreement) without the consent of the Company and Verizon.  Spinco and the Company, acting reasonably, shall jointly participate in the negotiation of the definitive agreements relating to the New Financing, consistent with the terms and conditions of the Commitment Letter.  If for any reason any portion of the New Financing becomes unavailable or is insufficient to consummate the transactions contemplated by the Transaction Documents, the Company shall, as promptly as practicable following such event, take all actions necessary to obtain, in consultation with Verizon, and consummate on such terms as may then be available, including from alternate sources, alternative financing for the same purposes as the purposes of the New Financing (“Alternative Financing”).  Any commitment fees associated with any Alternative Financing shall be borne by the Company.  Verizon shall cooperate with the Company’s efforts to seek to obtain the Alternative Financing but shall not be obligated to incur any obligations in connection with the Alternative Financing (other than the obligation to pay Spinco Debt

Expenses as provided in the Distribution Agreement and the non-monetary cooperation obligations set forth Section 7.20(b)).

(d)           The Company shall take all actions necessary to satisfy all conditions to the New Financing (or, if applicable, the Alternative Financing) that are within its control, including arranging for the payoff, termination and/or cancellation of all loan documents in respect of indebtedness of the Company that is contemplated by any commitment letter associated with the New Financing or any Alternative Financing to be repaid at the Closing with the proceeds from the New Financing or any Alternative Financing.

(e)           The Company, if it does not enter into the amendment to the Company Credit Agreement contemplated by the Backstop Facility Commitment and thereby obtain the consent disclosed in Section 6.3(c) of the Company Disclosure Letter, shall enter into the documentation for, and draw on the facility contemplated by, the Backstop Facility Commitment prior to the expiration of the Backstop Facility Commitment (including any extension thereof that may be entered into with the consent of Verizon, not to be unreasonably withheld, delayed or conditioned), such draw to be in an amount sufficient to refinance in full the Company Credit Agreement and pay all related fees.

7.21         Accountants.

(a)           In connection with the information regarding the Spinco Business or the transactions contemplated by this Agreement provided by Spinco specifically for inclusion in, or incorporation by reference into, the Proxy Statement/Prospectus and the Registration Statements, Verizon shall use all commercially reasonable efforts to cause to be delivered to the Company letters of Ernst & Young LLP, dated the date on which each of the Registration Statements shall become effective and dated the Closing Date, and addressed to the Company, in form and substance reasonably satisfactory to the Company and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statements.

(b)           The Company shall use all commercially reasonable efforts to cause KPMG LLP, the independent auditors of the Company, to provide any unqualified opinions, consents or customary comfort letters with respect to the financial statements of the Company needed in connection with the New Financing, the Spinco Registration Statement and/or the Debt Exchange (if Verizon elects to consummate the Debt Exchange).  The Company agrees to allow Verizon’s accounting representatives the opportunity to review any such financial statements required in connection therewith and to allow such representatives reasonable access to the Company and the Company Subsidiaries and supporting documentation with respect to the preparation of such financial statements; provided that such access shall not include any right to review the working papers of the independent auditors of the Company and the Company Subsidiaries.

(c)           In connection with the information regarding the Company or the Company Subsidiaries or the transactions contemplated by this Agreement provided by the Company specifically for inclusion in, or incorporation by reference into, the Proxy Statement/Prospectus and the Registration Statements, the Company shall use all commercially reasonable efforts to cause to be delivered to Spinco letters of KPMG LLP, dated the date on which each of the Registration Statements shall become effective and dated the Closing Date, and addressed to Verizon and Spinco, in form and substance reasonably satisfactory to Verizon and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statements.

(d)           Verizon shall use all commercially reasonable efforts to cause Ernst & Young LLP, the independent auditors of Spinco, to provide any unqualified opinions, consents or customary comfort letters with respect to the financial statements regarding the Spinco Business needed in connection with the New Financing, the Proxy Statement/Prospectus, the Company Registration Statement and/or the Debt Exchange (if Verizon elects to consummate the Debt Exchange).  Verizon agrees to allow the Company’s accounting representatives the opportunity to review any such financial statements required in connection therewith and to allow such representatives reasonable access to records of the Contributing Companies and supporting documentation with respect to the preparation of such financial statements; provided, that such access shall not include any right to review the working papers of the independent auditors of Verizon and its Subsidiaries.

7.22         Disclosure Controls.  Each of Verizon and the Company shall use its commercially reasonable efforts to enable the Company to implement such programs and take such steps as are reasonably necessary to (i) develop a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) intended to ensure that after the Effective Time material information relating to the Surviving Corporation is timely made known to the management of the Surviving Corporation by others within those entities, (ii) cooperate reasonably with each other in preparing for the transition and integration of the financial reporting systems of Spinco and the Spinco Subsidiaries with the Company’s financial reporting systems following the Effective Time and (iii) otherwise enable the Surviving Corporation to maintain compliance with the provisions of Section 404 of the Sarbanes-Oxley Act.

7.23         Listing.  As promptly as reasonably practicable following the date hereof and at least 30 days prior to the date that any party reasonably expects all of the required regulatory approvals to have been obtained, the Company shall make application to the NYSE for the listing of the shares of Company Common Stock to be issued pursuant to the transactions contemplated by this Agreement and use all reasonable best efforts to cause such shares to be Approved for Listing.

7.24         Required Spinco Business Capital Expenditures.  Verizon and the Verizon Subsidiaries shall (i) during the year ended December 31, 2007, incur expenses for capital improvements in respect of the Spinco Business (accounted for consistently with the Audited Financial Statements) in an amount not less than $137,500,000 (pro rated for any portion of such year that precedes the Effective Time) and (ii) during the year ended December 31, 2008, incur expenses for capital improvements in respect of the Spinco Business (accounted for consistently with the Audited Financial Statements) in an amount not less than $11,000,000 per month; provided, that any such expenses incurred in 2007 to the extent such expenses exceed $137,500,000 will be credited against such expenses that Verizon and the Verizon Subsidiaries would otherwise be obligated to incur in 2008 pursuant to this Section 7.24.

7.25         Reseller Agreement.  Verizon shall use commercially reasonable efforts to cause Verizon Wireless to enter into a reseller agreement with the Company at the Effective Time on the terms and conditions described in Section 5.23; provided that the Company’s “Application for Reseller Status” has at such time been approved by Verizon Wireless in accordance with its standard practices and there has been no material change in the information set forth in such application from the time of its submission through the Effective Time.

7.26         Purchasing Arrangement.

(a)           On any single occasion within 30 days of the date on which the parties reasonably anticipate the Closing to occur, the Company may request that Verizon cause its Subsidiaries to purchase equipment, inventory or spare parts of the type typically purchased by them for use in the conduct of the Spinco Business pursuant to Contracts between Verizon or its Subsidiaries  and third party vendors (“Supplies”) other than (i) any third-party intellectual property including software and (ii) any Network Element for which the Company has not obtained the written consent of the applicable third party to use Network Element Software.  Any such request by the Company shall be made in writing and shall identify the types and quantities of Supplies the Company desires that Verizon cause to be purchased.  Promptly thereafter, and after consultation with the relevant third party vendors where Verizon deems it appropriate, Verizon shall inform the Company of the anticipated cost of such purchase.  The price to be paid by the Company for any given item of the Supplies shall be the greater of the average price paid by Verizon and its Subsidiaries to such vendor for such item in the preceding 12 month period and the price then payable by Verizon and its Subsidiaries for such item.

(b)           The Company shall submit to Verizon a single purchase order for the actual amount of such Supplies that it desires be purchased at such price or prices and shall provide Verizon with a letter of credit (which may be replaced at any time by a new letter of credit) securing the full amount of such purchases (the “Purchase Letter of Credit”).  Promptly after the Company submits its purchase order for Supplies to Verizon, Verizon shall submit a purchase order or orders for such Supplies to its applicable vendor or vendors (unless any such purchase order cannot be submitted in accordance with the terms of the applicable Contract with such vendor).  Verizon shall provide to the Company a copy of all invoices received from the applicable vendor or vendors in respect of the purchase of the Supplies promptly after Verizon’s receipt of such invoices.  Within three Business Days following delivery by Verizon to the Company of a copy of the invoice received from the applicable vendor or vendors in respect of the purchase of the Supplies, the Company shall pay to Verizon the full amount due in respect of such invoice by wire transfer of immediately available funds.  If such payment is not timely made, the Purchase Letter of Credit shall permit Verizon to draw against it for the full purchase price of such Supplies.  Upon the Company’s payment in full to Verizon of the purchase price in respect of all invoices for any Supplies ordered by the Company hereunder, Verizon shall surrender the Purchase Letter of Credit to the Company.

(c)           Verizon shall take delivery of the Supplies on behalf of the Company and shall notify the Company promptly after the delivery of such Supplies.  The Company shall take delivery of, and remove from the facilities of Verizon and its Subsidiaries, any Supplies ordered by Verizon or its Subsidiaries on behalf of the Company promptly after the Effective Time, or after any earlier delivery of such Supplies at the Company’s election.  Verizon shall provide the Company with commercially reasonably access during regular business hours on reasonable prior notice for purposes of such removal.  The Company shall promptly pay or reimburse Verizon for any costs arising out of damage caused by the Company’s removal of any such Supplies.  Verizon shall have no liability to the Company in respect of any casualty to or loss of such Supplies.  Verizon shall store such Supplies under conditions that are substantially similar to those conditions under which Verizon and its Subsidiaries store similar Supplies ordered in the ordinary course of their business.

(d)           Verizon shall use commercially reasonable best efforts to make any returns of Supplies that the Company may request, and shall promptly remit to the Company any refund received from a vendor in respect of such a return.  Solely to the extent that the Company or its applicable Subsidiary is unable to bring such a claim on its own behalf, Verizon shall assist the Company by making any good faith warranty claims against a vendor in respect of such Supplies that the Company may request be brought and shall promptly remit to the Company the proceeds of any such claim.  The Company shall pay or promptly reimburse any costs and expenses that Verizon and its Subsidiaries may incur in respect of its obligations under this Section 7.26(d).

(e)           If this Agreement is terminated pursuant to Section 9.1, (i) the Company shall take delivery of and remove from the facilities of Verizon and its Subsidiaries in accordance with Section 7.26(c) any Supplies ordered by Verizon or its Subsidiaries on behalf of the Company promptly after such termination or, if such Supplies have not been delivered at the time of such termination, promptly after Verizon gives notice to the Company that such Supplies have been delivered, and (ii) if any such Supplies have not been so removed within 10 Business Days of the later of (A) the termination of this Agreement and (B) if such Supplies have not been delivered to Verizon or its Subsidiaries at the time of termination, Verizon’s notice to the Company that such Supplies have been delivered, then such Supplies shall become the property of Verizon to be used or disposed of in its sole discretion.

7.27         Joint Defense Arrangements.  Prior to the Closing, Verizon and the Company, each acting reasonably, shall negotiate the terms of a joint defense agreement that will set forth the procedures for defending and resolving any threatened or filed litigation that constitutes in part a Spinco Liability (as defined in the Distribution Agreement) and a Verizon Liability (as defined in the Distribution Agreement) on a basis that provides for the active involvement and cooperation of each of Verizon and the Surviving Corporation, it being understood that lead counsel defending such litigation shall be selected by Verizon (after reasonable consultation with the Company, if such counsel was not selected prior to the Effective Time) and that neither Verizon nor the Surviving Corporation shall have the authority to bind the other party in any settlement of such litigation without the written consent of such other party.  The parties agree that such agreement shall incorporate an equitable procedure for limiting the liability of an indemnity party in the event a settlement offer is accepted by such party and rejected by the counterparty, taking into account the party which is most likely to suffer the greater amount of Losses (including for such purposes payments hereunder), and a more adverse settlement or resolution results.

ARTICLE VIII

CONDITIONS TO THE MERGER

8.1           Conditions to the Obligations of Spinco, Verizon and the Company to Effect the Merger.  The respective obligations of each party to consummate the Merger shall be subject to the fulfillment (or, to the extent permitted by applicable Law, written waiver by Verizon and the Company) at or prior to the Effective Time of the following conditions:

(a)           Each of the Internal Spinoffs, the Internal Restructuring, the Contribution, and the Distribution shall have been consummated, in each case, in accordance with the Distribution Agreement, the IRS Ruling (unless the parties agree in writing upon and implement an alternative structure for the transactions contemplated hereby that eliminates the need for an IRS Ruling as contemplated by Section 2.7 hereof) and the Distribution Tax Opinion; provided that this Section 8.1(a) shall not be a condition to the consummation of the Merger by any party whose failure to comply with its obligations and/or covenants set forth in this Agreement, the Tax Sharing Agreement or the Distribution Agreement gives rise to the failure of the Internal Spinoffs, the Internal Restructuring, the Contribution, or the Distribution to have been consummated.

(b)           Any applicable waiting period under the HSR Act shall have expired or been terminated.

(c)           (i) No regulatory proceeding before any State Regulator that is pending as of the date hereof or arises prior to the Effective Time, and affects either the Spinco Business or the business of the Company and its Subsidiaries, shall have been resolved by final order of the applicable regulator on terms that, and (ii) no condition shall have been imposed in connection with obtaining any Telecommunications Regulatory Consent that, would reasonably be expected, when taken together, to have a Material Adverse Effect on the Surviving Corporation (disregarding for such purposes any request or requirement of a Governmental Authority (A) to make capital expenditures substantially consistent with the amounts and general categories of expenditures set forth in (x) the Company’s 2007 capital expenditure budget set forth in Section 7.1(g) of the Company Disclosure Letter for its existing operations in Maine, New Hampshire and Vermont or (y) Verizon’s 2007 capital expenditure budget for the Spinco Business set forth in Section 7.2(f) of the Spinco Disclosure Letter or (B) to abide by any public statements made by the Company with respect to the anticipated types of services or service levels to be delivered by the Surviving Corporation) or Verizon (assuming for purposes of this Section 8.1(c) that the business, assets, properties and liabilities of Verizon were comparable in size to that of the Surviving Corporation).  For purposes of this Section 8.1(c), any determination of whether any condition shall have been imposed in connection with obtaining any Telecommunications Regulatory Consent that would reasonably be expected to have a Material Adverse Effect on the Surviving Corporation shall include consideration of the financial effect on the Surviving Corporation of any final order that may be issued denying the Company a waiver of Sections 61.41(b) and (c) of the FCC’s rules, 47 C.F.R. 61.41(b), (c).

(d)           All of the Telecommunications Regulatory Consents shall be final and in full force and effect.

(e)           The Registration Statements shall have become effective in accordance with the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order; all necessary permits and authorizations under state securities or “blue sky” laws, the Securities Act and the Exchange Act relating to the issuance and trading of shares of Company Common Stock to be issued pursuant to the Merger shall have been obtained and shall be in effect; and such shares of Company Common Stock and such other shares required to be reserved for issuance pursuant to the Merger shall have been Approved for Listing.

(f)            The Requisite Approval shall have been obtained, in accordance with applicable Law and the rules and regulations of the NYSE.

(g)           No court of competent jurisdiction or other Governmental Authority shall have issued an Order that is still in effect restraining, enjoining or prohibiting the Contribution, the Distribution or the Merger.

(h)           No action shall have been taken, and no statute, rule, regulation or executive order shall have been enacted, entered, promulgated or enforced by any Governmental Authority with respect to the Contribution, the Distribution and the Merger or the other transactions contemplated hereby or by the Distribution Agreement or by the Employee Matters Agreement that, individually or in the aggregate, would (i) restrain, enjoin or prohibit the consummation of the Internal Spinoffs, the Internal Restructuring, the Contribution, the Distribution or the Merger or the other transactions contemplated hereby or by the Distribution

Agreement or (ii) impose any burdens, liabilities, restrictions or requirements thereon or on Verizon, Spinco or the Company with respect thereto that would reasonably be expected to have a Material Adverse Effect on Verizon (assuming for purposes of this Section that the business, assets, properties and liabilities of Verizon were comparable in size to that of the Surviving Corporation) or the Surviving Corporation following the Merger (collectively, a “Restraint”), and no Governmental Authority shall have instituted or threatened to institute and not withdrawn any proceeding seeking any such Restraint.

(i)            The Company shall have consummated the New Financing or the Alternative Financing and the Spinco Securities shall have been issued.

(j)            Unless the parties agree in writing upon and implement an alternative structure for the transactions contemplated hereby that eliminates the need for an IRS Ruling as contemplated by Section 2.7 hereof, Verizon and Spinco (and, to the extent applicable, the Company) shall have received the IRS Ruling in form and substance reasonably satisfactory to Verizon, Spinco and the Company, and such IRS Ruling shall continue to be valid and in full force and effect.

(k)           The Company shall have received a Merger Tax Opinion from Company Tax Counsel, in form and substance reasonably satisfactory to the Company, and Verizon shall have received a Merger Tax Opinion and a Distribution Tax Opinion from Verizon Tax Counsel, in form and substance reasonably satisfactory to Verizon.

(l)            Verizon and the Company shall have received the opinion of a nationally recognized independent valuation firm selected by Verizon attesting to the solvency of the Surviving Corporation on a pro forma basis immediately after the Effective Time, which opinion shall be in customary form (the “Solvency Opinion”).

8.2           Additional Conditions to the Obligations of Verizon and Spinco.  The obligation of Verizon and Spinco to consummate the Merger shall be subject to the fulfillment (or, to the extent permitted by applicable Law, waiver by Verizon) at or prior to the Effective Time of the following additional conditions:

(a)           The Company shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement to be performed or complied with by it at or prior to the Effective Time.

(b)           Each of the representations and warranties of the Company (i) set forth in Article VI (other than Sections 6.2(a) and 6.3(a)) of this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though such representations and warranties were made on and as of such date, except for representations and warranties that speak as of an earlier date or period which shall be true and correct as of such date or period; provided, however, that for purposes of this clause, such representations and warranties shall be deemed to be true and correct unless the failure or failures of all such representations and warranties to be so true and correct, without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and (ii) set forth in Sections 6.2(a) and 6.3(a) of this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date.

(c)           The Company shall have delivered to Verizon a certificate, dated as of the Effective Time, of a senior officer of the Company certifying the satisfaction by the Company of the conditions set forth in subsection (a) and (b) of this Section 8.2.

(d)           Except as disclosed in the Company Disclosure Letter or as expressly contemplated by the Transaction Agreements, since September 30, 2006, there shall have been no event, occurrence, development or state of circumstances or facts that has had, individually or in the aggregate, a Material Adverse Effect on the Company.

(e)           The Company shall have entered into the applicable Transaction Agreements, and to the extent timely, performed them in all material respects, and each such agreement shall be in full force and effect.

8.3           Additional Conditions to the Obligations of the Company.  The obligation of the Company to consummate the Merger shall be subject to the fulfillment (or, to the extent permitted by applicable Law waiver by the Company) at or prior to the Effective Time of the following additional conditions:

(a)           Spinco and Verizon shall have performed in all material respects and complied in all material respects with all covenants required by this Agreement to be performed or complied with by them at or prior to the Effective Time.

(b)           Each of the representations and warranties of Verizon and Spinco (i) set forth in Article IV and Article V (other than Sections 4.2(a) and 5.3(a)) of this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though such representations and warranties were made on and as of such date, except for representations and warranties that speak as of an earlier date or period which shall be true and correct as of such date or period; provided, however, that for purposes of this clause, such representations and warranties shall be deemed to be true and correct unless the failure or failures of all such representations and warranties to be so true and correct, without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Verizon or Spinco and (ii) set forth in Sections 4.2(a) and 5.3(a) of this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date.

(c)           Verizon and Spinco shall have delivered to the Company a certificate, dated as of the Effective Time, of a senior officer of each of Verizon and Spinco certifying the satisfaction of the conditions set forth in subsection (a) and (b) of this Section 8.3.

(d)           Spinco and Verizon (or a Subsidiary thereof) shall have entered into the applicable Transaction Agreements, and to the extent timely, performed them in all material respects, and each such agreement shall be in full force and effect.

(e)           Except as disclosed in the Spinco Disclosure Letter or as expressly contemplated by the Transaction Agreements, since the Interim Balance Sheet Date, there shall have been no event, occurrence, development or state of circumstances or facts that has or would have, individually or in the aggregate, a Material Adverse Effect on Spinco or the Spinco Business.

(f)            The Company shall have received the consent of lenders under the Company Credit Agreement holding at least 51% of the aggregate outstanding term loans and revolving commitments thereunder to effect the Merger; provided, that this condition shall be deemed satisfied upon consummation of the New Financing or the Alternative Financing.

ARTICLE IX

TERMINATION, AMENDMENT AND WAIVERS

9.1           Termination.  Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated and the transactions contemplated hereby may be abandoned prior to the Effective Time, whether before or after the Requisite Approval:

(a)           by the mutual written consent of each party hereto, which consent shall be effected by action of the Board of Directors of each such party;

(b)           by any party hereto if the Effective Time shall not have occurred on or before the first anniversary of the date of this Agreement, provided that such period may be extended by Verizon or the Company upon written notice for one or more 30-day periods, not to exceed 120 days in the aggregate, to the extent all closing conditions herein are capable of being satisfied as of such time other than the condition regarding receipt of Telecommunications Regulatory Consents; provided, further, that the right to terminate this Agreement pursuant to this Section 9.1(b) shall not be available to any party whose failure to perform any of its obligations under this Agreement required to be performed by it at or prior to such date has been a substantial cause of, or substantially contributed to, the failure of the Merger to have become effective on or before such date;

(c)           by any party hereto if, (i) a statute, rule, regulation or executive order shall have been enacted, entered or promulgated prohibiting the consummation of the Merger or (ii) an Order shall have been entered permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger and such Order shall have become final and non-appealable and the party seeking to terminate this Agreement pursuant to this clause 9.1(c)(ii) shall have used all commercially reasonable efforts to remove such Order, other than a final order of a State Regulator in the state of Vermont, New Hampshire or Maine;

(d)           by the Company, if either Verizon or Spinco shall have breached or failed to perform in any material respect any of its respective representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 8.1 or 8.3 and (ii) cannot be cured by the Termination Date, provided that the Company shall have given Verizon and Spinco written notice, delivered at least 30 days prior to such termination, stating the Company’s intention to terminate this Agreement pursuant to this Section 9.1(d) and the basis for such termination;

(e)           by Verizon and Spinco, if the Company shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 8.1 or 8.2 and (ii) cannot be cured by the Termination Date, provided that Verizon and Spinco shall have given the Company written notice, delivered at least 30 days prior to such termination, stating Verizon and Spinco’s intention to terminate the Agreement pursuant to this Section 9.1(e) and the basis for such termination;

(f)            by Verizon and Spinco or the Company if, at the Company Stockholders’ Meeting (including any adjournment, continuation or postponement thereof), the Requisite Approval shall not be obtained; except that the right to terminate this Agreement under this Section 9.1(f) shall not be available to the Company where the failure to obtain the Requisite Approval shall have been caused by the action or failure to act of the Company and such action or failure to act constitutes a material breach by the Company of this Agreement;

(g)           by Verizon and Spinco, if (i) the Board of Directors of the Company (or any committee thereof), shall have withdrawn or modified its approval or recommendation of the Merger or this Agreement, approved or recommended to the Company stockholders a Company Acquisition Proposal or resolved to do any of the foregoing, or (ii) the Company fails to call and hold the Company Stockholders Meeting within 60 days after the date on which the SEC shall clear (whether orally or in writing) the Proxy Statement/Prospectus and, if required by the SEC as a condition to the mailing of the Proxy Statement/Prospectus, the date of effectiveness of the Company Registration Statement;

(h)           by the Company if the Board of Directors of the Company determines in good faith that a Company Acquisition Proposal constitutes a Company Superior Proposal, except that the Company may not terminate this Agreement pursuant to this Section 9.1(h) unless and until (i) three business days have elapsed following delivery to Verizon of a written notice of such determination by the Board of Directors of the Company and during such three business day period the Company (x) informs Verizon of the terms and conditions of the Company Acquisition Proposal and identity of the person making the Company Acquisition Proposal and (y) otherwise cooperates in good faith with Verizon with respect thereto with the intent of enabling Verizon and Spinco to agree to a modification of the terms and conditions of this Agreement so that the transactions contemplated hereby (as so modified) may be effected, (ii) at the end of such three business day period the Board of Directors of the Company continues to determine in good faith that the Company Acquisition Proposal constitutes a Company Superior Proposal, (iii) simultaneously with such termination the Company enters into a definitive acquisition, merger or similar agreement to effect the Company Superior Proposal and (iv) the Company pays to Verizon the amount specified and within the time period specified in Section 9.3;

(i)            by the Company, by written notice to Verizon given by the Company within 15 days of the later to occur of the delivery to the other party, with respect to any fiscal quarter in 2007, of (x) any quarterly financial information delivered by Verizon pursuant to Section 7.18(c) and (y) any quarterly financial information delivered by the Company pursuant to Section 7.18(d), if such financial information delivered by Verizon indicates that Spinco Adjusted EBITDA as of the end of such quarter is less than $450,000,000; or

(j)            by Verizon, by written notice to the Company given by Verizon within 15 days of the later to occur of the delivery to the other party, with respect to any fiscal quarter in 2007, of (x) any quarterly financial information delivered by Verizon pursuant to Section 7.18(c) and (y) any quarterly financial information delivered by the Company pursuant to Section 7.18(d), if such financial information delivered by the Company indicates that Company Adjusted EBITDA as of the end of such quarter is less than $103,600,000.

9.2           Effect of Termination.  In the event of termination of this Agreement pursuant to Section 9.1, this Agreement shall terminate (except for the Confidentiality Agreement referred to in Section 10.1, the provisions of Section 9.3 and ARTICLE XI, without any liability on the part of any party or its directors, officers or stockholders except as set forth in Section 9.3; provided, that nothing in this Agreement shall relieve any party of liability for fraud or willful breach of this Agreement or the Distribution Agreement prior to such termination.

9.3           Amounts Payable in Certain Circumstances.

(a)           In the event that (i) the Company terminates this Agreement pursuant to Section 9.1(h), (ii) Verizon and Spinco terminate this Agreement pursuant to clause (i) of Section 9.1(g) or (iii) (A) any Person (other than Verizon, Spinco or any of their Affiliates) shall have made a Company Acquisition Proposal after the date hereof and prior to the Termination Date, and thereafter this Agreement is terminated by any party pursuant to Section 9.1(b) or by Verizon or Spinco pursuant to clause (ii) of Section 9.1(g) (and a Company Acquisition Proposal is outstanding at such time) or by any party pursuant to Section 9.1(f) (and a Company Acquisition Proposal shall have been publicly announced prior to the Company Stockholders’ Meeting) and (B) within twelve months after the termination of this Agreement, any Company Acquisition shall have been consummated or any definitive agreement with respect to any Company Acquisition Proposal (other than, in each case, with Verizon, Spinco or any of their Affiliates) shall have been entered into, then the Company shall pay Verizon a fee, in immediately available funds, in the amount of $23.3 million at the time of such termination, in the case of a termination described in clause (i) or (ii) above, or upon the occurrence of the earliest event described in clause (iii)(B), in the event of a termination described in clause (iii), and in each case the Company shall be fully released and discharged from any other liability or obligation resulting from or under this Agreement, except with respect to any fraud or willful breach of this Agreement; provided, however, that for purposes of Section 9.3(a) only, (i) all references to 15% in the definition of Company Acquisition shall be deemed to be references to 50% and (ii) clause (i) of the definition of Company Acquisition shall read as follows: “any merger, consolidation, share exchange, business combination, recapitalization or other similar transaction or series of related transactions involving the Company or any of its Significant Subsidiaries following which the stockholders of the Company or any such Significant Subsidiary immediately prior to such transactions (or series of transactions) do not hold and own greater than 60% of the issued and outstanding equity securities of the Company or such Significant Subsidiary (or the successor thereof), as the case may be”.

(b)           In the event that this Agreement is terminated pursuant to Section 9.1(f), Section 9.1(g) or Section 9.1(h), the Company shall, in addition to any payment obligations under Section 9.3(a), five days following such termination, reimburse Verizon for all other out-of-pocket costs and expenses incurred in connection with this Agreement and the Transaction Agreements in an amount not to exceed $7.5 million.

9.4           Amendment.  This Agreement may be amended by Verizon, Spinco and the Company at any time before or after adoption of this Agreement by the stockholders of the Company; provided, however, that after such adoption, no amendment shall be made that by Law or in accordance with the rules of any relevant stock exchange or automated inter-dealer quotation system requires further approval by such stockholders without such further approval.  This Agreement may not be amended except by an instrument in writing signed by Verizon, Spinco and the Company.

9.5           Waivers.  At any time prior to the Effective Time, Verizon and Spinco, on the one hand, and the Company, on the other hand, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or acts of Verizon and Spinco or the Company, as applicable; (ii) waive any inaccuracies in the representations and warranties of Verizon and Spinco or the Company, as applicable, contained herein or in any document delivered pursuant to this Agreement; and (iii) waive compliance with any of the agreements or conditions of Verizon and Spinco or the Company, as applicable, contained herein; provided, however, that no failure or delay by Verizon, Spinco or the Company in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder.  Any agreement on the part of Verizon, Spinco or the Company to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

ARTICLE X

SURVIVAL; INDEMNIFICATION

10.1         Survival of Representations, Warranties and Agreements.  The covenants and agreements that expressly state that they are to be performed following the Closing pursuant to the Distribution Agreement or this Agreement (including, without limitation, Sections 10.2 to 10.7 hereof) shall survive the Effective Time in accordance with their respective terms and all other covenants and agreements herein and therein shall terminate and shall not survive the Closing.  None of the representations or warranties in this Agreement or in any certificate or instrument delivered pursuant to this Agreement or any other covenant or agreement set forth herein shall survive the Effective Time.  The Confidentiality Agreement shall survive the execution and delivery of this Agreement and any termination of this Agreement, and the provisions of the Confidentiality Agreement shall apply to all information and material furnished by any party or its representatives thereunder or hereunder.

10.2         Indemnification.

(a)           If the Closing occurs, the Surviving Corporation, ILEC Spinco Subsidiary and Non-ILEC Spinco Subsidiary, jointly and severally, shall indemnify, defend and hold harmless (i) the Verizon Indemnitees from and against all Losses arising out of or due to the failure of any member of the Spinco Group (A) to timely pay or satisfy any Spinco Liabilities, or (B) to perform any of its obligations under this Agreement or the Distribution Agreement and (ii) Verizon and each Person, if any, who controls, within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act (any such person being hereinafter referred to as a “Controlling Person”), Verizon from and against, and pay or reimburse each of the foregoing for, all Losses, arising out of or resulting from, directly or indirectly, or in connection with any untrue statement or alleged untrue statement of a material fact contained in or incorporated by reference into either of the Registration Statements or in the Proxy Statement/Prospectus (or any amendment or supplement thereto) or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that the Surviving Corporation shall not be responsible for information provided by Verizon as to itself and its Subsidiaries, including Spinco, specifically for inclusion in, or incorporation by reference into, any such Proxy Statement/Prospectus or the Registration Statements.

(b)           If the Closing occurs, Verizon shall indemnify, defend and hold harmless (i) the Surviving Corporation Indemnitees from and against all Losses arising out of or due to the failure of any member of the Verizon Group (A) to timely pay or satisfy any Verizon Liabilities or (B) to perform any of its obligations under this Agreement or the Distribution Agreement and (ii) the Surviving Corporation and each Controlling Person of the Surviving Corporation from and against, and pay or reimburse each of the foregoing for, all Losses arising out of or resulting from, directly or indirectly, or in connection with any untrue statement or alleged untrue statement of a material fact contained in or incorporated by reference into the Registration Statements or in the Proxy Statement/Prospectus (or any amendment or supplement thereto) or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, but only with respect to information provided by Verizon as to itself and its Subsidiaries, including Spinco, specifically for inclusion in, or incorporation by reference into, any such Proxy Statement/Prospectus or the Registration Statements.

(c)           Notwithstanding anything to the contrary set forth herein, indemnification or other claims relating to any Transaction Agreement (other than the Distribution Agreement) or relating to any ongoing commercial agreement between any member of the Verizon Group and any member of the Spinco Group, shall be governed by the terms of such agreement and not by this Article X, and indemnification for all matters relating to Taxes shall be governed by terms, provisions and procedures of the Tax Sharing Agreement and not this Article X.

10.3         Definitions for Purposes of this Article.

(a)           “Indemnification Payment” means any amount of Losses required to be paid pursuant to this Agreement;

(b)           “Indemnitee” means any Person entitled to indemnification under this Agreement, either a Verizon Indemnitee or a Surviving Corporation Indemnitee as the case may be;

(c)           “Indemnitor” means any person or entity required to provide indemnification under this Agreement; and

(d)           “Losses” means any losses, liabilities, damages, deficiencies, costs and expenses (including reasonable out-of-pocket attorneys’ and consultants’ fees and expenses and including the reasonable costs and expenses of investigating and defending any indemnification claim), including all Taxes resulting from indemnification payments hereunder (1) reduced by the amount of insurance proceeds recovered from any Person with respect thereto (after deducting related costs and expenses); and (2) excluding any such losses, liabilities, damages, costs and expenses to the extent that the underlying liability or obligation is the result of any action taken or omitted to be taken by any Indemnitee.

10.4         Limitation on Claims for Indemnifiable Losses.  Notwithstanding anything to the contrary contained herein:

(a)           No claim may be asserted by any Spinco Indemnitee under this Article X arising from any failure to transfer any Spinco Asset to Spinco unless such claim is asserted, if at all, within 18 months from the Closing Date.

(b)           No Indemnitor shall be liable to or obligated to indemnify any Indemnitee hereunder for any consequential, special, multiple, punitive or exemplary damages including, but not limited to, damages arising from loss or interruption of business, profits, business opportunities or goodwill, or any cost or expense related thereto, except to the extent such damages are payable to or have been recovered by a third person and are the subject of a Third Party Claim for which indemnification is available under the express terms of this Article X.

(c)           Verizon and the Company shall cooperate with each other with respect to resolving any claim or liability with respect to which one party is obligated to indemnify the other party (or its Affiliates) hereunder, including by making commercially reasonable efforts to mitigate the Losses and resolve any such claim or liability prior to initiating litigation.

10.5         Defense of Claims.

(a)           Third Party Claims.  If any Indemnitee receives notice of the assertion of any claim or of the commencement of any action or proceeding by any entity that is not either a Surviving Corporation Indemnitee or a Verizon Indemnitee (each, a “Third Party Claim”) against such Indemnitee, with respect to which an Indemnitor is obligated to provide indemnification under this Agreement, the Indemnitee will give such Indemnitor prompt written notice thereof, but in any event not later than ten calendar days after receipt of notice of such Third Party Claim, provided, however, that the failure of an Indemnitee to notify the Indemnitor within the time period set forth herein shall only relieve the Indemnitor from its obligation to indemnify to the extent that the Indemnitor is materially prejudiced by such failure or delay (whether as a result of the forfeiture of substantive rights or defenses or otherwise).  Upon receipt of notification of a Third Party Claim, the Indemnitor shall be entitled, upon written notice to the Indemnitee, to assume the investigation and defense thereof at such Indemnitor’s expense with counsel reasonably satisfactory to the Indemnitee, provided that the Indemnitor shall not have the right to assume the defense of any Third Party Claim in the event such Third Party Claim is primarily for injunctive relief or criminal penalty of the Indemnitee, and in any such case, the reasonable fees and expenses of counsel to the Indemnitee in connection with such Third Party Claim shall be considered “Losses” for purposes of this Agreement.  Whether or not the Indemnitor elects to assume the investigation and defense of any Third Party Claim, the Indemnitee shall have the right to employ separate counsel and to participate in the investigation and defense thereof; provided, however, that the Indemnitee shall pay the fees and disbursements of such separate counsel unless (1) the employment of such separate counsel has been specifically authorized in writing by the Indemnitor; (2) the Indemnitor has failed to assume the defense of such Third Party Claim within 20 calendar days after receipt of notice thereof with counsel reasonably satisfactory to such Indemnitee; or (3) the named parties to the proceeding in which such claim, demand, action or cause of action has been asserted include both the Indemnitor and such Indemnitee and, in the reasonable judgment of counsel to such Indemnitee, there exists one or more good faith defenses that may be available to the Indemnitee that are in conflict with those available to the Indemnitor or that the Indemnitor and Indemnitee have actual material conflicting interests with respect to such claim, demand, action or cause of action.  Notwithstanding the foregoing, the Indemnitor shall not be liable for the fees and disbursements of more than one counsel for all Indemnitees in connection with any one proceeding or any similar or related proceedings arising from the same general allegations or circumstances.  Without the prior written consent of an Indemnitee, which shall not be unreasonably withheld or delayed, the Indemnitor will not enter into any settlement of or consent to the entry of judgment in connection with any Third Party Claim that (i) would lead to liability or create any financial or other obligation on the part of the Indemnitee, (ii) does not contain, as an unconditional term thereof, the release of the Indemnitee from all liability in respect of such Third Party Claim or such Third Party Claim is not dismissed against the Indemnitee with prejudice and without the imposition of any financial or other obligation on the Indemnitee or (iii) admits the liability or fault of the Indemnitee (the “Settlement Requirements”).  If a settlement offer solely for money damages (and otherwise satisfying the Settlement Requirements) is made to resolve a Third Party Claim and the Indemnitor notifies the Indemnitee in writing of the Indemnitor’s willingness to accept the settlement offer and pay the amount called for by such offer without reservation of any rights or defenses against the Indemnitee and if the Indemnitee fails to consent to such settlement offer within ten calendar days after its receipt of such notice, Indemnitee may continue to contest such claim, free of any participation by the Indemnitor, and the amount of any ultimate liability with respect to such Third Party Claim that the Indemnitor has an obligation to pay hereunder shall be limited to the lesser of (x) the amount of the settlement offer that the Indemnitee declined to accept plus the Losses of the Indemnitee relating to such Third Party Claim through the date of its rejection of the settlement offer or (y) the aggregate Losses of the Indemnitee with respect to such claim.  The party controlling any defense shall keep the other party advised of the status of such action, suit, proceeding or claim and the defense thereof and shall consider in good faith all reasonable recommendations made by the other party with respect thereto.

(b)           Direct Claims. Any claim by an Indemnitee for Losses that do not result from a Third Party Claim (each, a “Direct Claim”) shall be asserted by giving the Indemnitor prompt written notice thereof, but in any event not later than 60 calendar days after the incurrence thereof or such Indemnitee’s actual knowledge of such event (whichever is later), provided, however, that the failure of an Indemnitee to notify the Indemnitor within the time period set forth herein shall only relieve the Indemnitor from its obligation to indemnify to the extent that the Indemnitor is materially prejudiced by such failure or delay (whether as a result of the forfeiture of substantive rights or defenses or otherwise), and the Indemnitor will have a period of 30 calendar days within which to respond in writing to such Direct Claim.  If the Indemnitor does not so respond within such 30 calendar day period, the Indemnitor will be deemed to have accepted such claim.  If the Indemnitor rejects such claim, the Indemnitee will be free to pursue such remedies as may be available to the Indemnitee on the terms and subject to the provisions of this Article X.

10.6         Subrogation.  If after the making of any Indemnification Payment, the amount of the Losses to which such payment relates is reduced by recovery, settlement or otherwise under any insurance coverage, or pursuant to any claim, recovery, settlement or payment by or against any other Person, the amount of such reduction (less any costs, expenses, premiums or Taxes incurred in connection therewith) as and when actually received by the Indemnitee will promptly be repaid by the Indemnitee to the Indemnitor.  Upon making any Indemnification Payment, the Indemnitor will, to the extent of such Indemnification Payment, be subrogated to all rights of the Indemnitee against any third party that is not an Affiliate of the Indemnitee in respect of the Losses to which the Indemnification Payment relates; provided that (a) the Indemnitor shall then be in compliance with its obligations under this Agreement in respect of such Losses, and (b) until the Indemnitee recovers full payment of its Losses, all claims of the Indemnitor against any such third party on account of said Indemnification Payment will be subrogated and subordinated in right of payment to the Indemnitee’s rights against such third party.  Without limiting the generality or effect of any other provision of this Article X, each such Indemnitee and Indemnitor will duly execute upon request all instruments reasonably necessary to evidence and perfect the above-described subrogation and subordination rights.

10.7         Other Rights and Remedies.  Following the Closing, the sole and exclusive remedy at law for Verizon or the Company and all Affiliates thereof for any claim (whether such claim is framed in tort, contract or otherwise), arising out of a breach of any representation, warranty, covenant or other agreement in this Agreement other than a claim for fraud or willful misconduct under this Agreement or the Distribution Agreement, shall be a claim by Verizon or the Company for indemnification pursuant to this Article X.

ARTICLE XI

MISCELLANEOUS

11.1         Expenses.  Except as expressly set forth in any Transaction Agreement, each party shall bear its own fees and expenses in connection with the transactions contemplated hereby; provided, however, that:

(i)            Verizon shall on a monthly basis between the date hereof and the Closing (or the earlier termination hereof) reimburse the Company for 60.421% of Qualified Transition Expenses, such reimbursement to be made within 30 calendar days from the date upon which an invoice is delivered by the Company to Verizon, together with reasonable supporting documentation; provided further that reimbursement for such Qualified Transition Expenses shall not exceed $40 million in the aggregate and if the Merger is consummated, the Surviving

Corporation shall reimburse Verizon for certain out of pocket costs as contemplated by clause (ii) below, other than the amounts referred to in this clause (i), the audit fees referred to in Section 7.18(a), the Spinco Debt Expenses (as defined in the Distribution Agreement), and the fees and expenses of Verizon’s financial and legal advisors,
(ii)           if the Merger is consummated, the Surviving Corporation shall bear and be responsible, and shall indemnify and reimburse Verizon and the Verizon Subsidiaries for, (A) all Merger Transfer Taxes and (B) all Distribution Transfer Taxes and all recording, application and filing fees associated with the transfer of the Spinco Assets in connection with the transactions contemplated by the Distribution Agreement (including without limitation, the transfer of Spinco Owned Real Property and Real Property Interests such as railroad crossing rights and easements), such amount in the case of clause (B) not to exceed $3 million, with Verizon to bear and be responsible for and to reimburse the Surviving Corporation for all such amounts in excess of $3 million (it being agreed that the Surviving Corporation reasonably will consult with Verizon from time to time regarding such expenditures and take reasonable efforts to seek to minimize such amounts);
(iii)          if the Debt Exchange is consummated, Verizon shall pay and be responsible for any fees and reimbursable expenses of the counterparties to such Debt Exchange, provided that the Surviving Corporation shall be responsible for any other costs that may be incurred in connection with issuing the Spinco Securities and consummating the Debt Exchange, including any printing costs, trustees fees and roadshow expenses (but excluding, for the avoidance of doubt, the costs of legal and financial advisors to Verizon); and
(iv)          Verizon shall pay the fees and reimbursable expenses of the independent valuation firm referred to in Section 8.1(l) that are incurred in connection with the preparation and delivery of the Solvency Opinion.

If any party pays an amount that is the responsibility of another party pursuant to this Section 11.1, such party shall be promptly reimbursed by the party responsible for such amount.

11.2         Notices.  Any notice required to be given hereunder shall be sufficient if in writing, and sent by facsimile transmission (provided that any notice received by facsimile transmission or otherwise at the addressee’s location on any business day after

5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next business day), by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:

If to Spinco (prior to the Effective Time) or Verizon, to:

Verizon Communications Inc.
140 West Street
New York, NY 10007
Facsimile:  (908) 766-3813
Attn:                    Marianne Drost, Esq.

Senior Vice President, Deputy General Counsel and

Corporate Secretary

and

Verizon Communications Inc.
One Verizon Way
Basking Ridge, NJ 07920-1097
Facsimile:  (908) 696-2068
Attn:  Dale Chamberlain, Esq.

With a copy to (which shall not constitute notice):

Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022
Facsimile:  (212) 909-6836
Attn:  Kevin M. Schmidt

If to the Company, to:

FairPoint Communications, Inc.
521 E. Morehead St., Ste. 250
Charlotte, NC 28202
Facsimile:  704.344.1594
Attn:                    Peter G. Nixon

Chief Operating Officer

and

FairPoint Communications, Inc.
521 E. Morehead St., Ste. 250

Charlotte, NC 28202
Facsimile: 704.344.1594
Attn:                    Shirley J. Linn

Executive Vice President and General Counsel

With a copy to (which shall not constitute notice):

Paul, Hastings, Janofsky & Walker LLP
75 East 55th Street
New York, NY  10022
Facsimile No.:  (212) 230-7700
Attn:                    Thomas E. Kruger

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated, personally delivered or mailed.  Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided that such notification shall only be effective on the date specified in such notice or five business days after the notice is given, whichever is later.  Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.  Verizon and Spinco shall provide to the Company in a manner consistent with this Section 11.2 copies of any notices that either may deliver to the other under the Distribution Agreement.

11.3         Interpretation; Consent.

(a)           When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated.  The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”  The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.  Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein.  References to a person are also to its permitted successors and assigns.

(b)           Each of the parties has participated in the drafting and negotiation of this Agreement.  If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.  For avoidance of doubt, “consistent with past practice” when used with respect to Spinco or any of its Subsidiaries shall mean the past practice of Verizon and its Subsidiaries with respect to the conduct of the Spinco Business.

(c)           Any matter disclosed in any particular Section or Subsection of the Spinco Disclosure Letter, the Verizon Disclosure Letter or the Company Disclosure Letter shall be deemed to have been disclosed in any other Section or Subsection of this Agreement, with respect to which such matter is relevant so long as the applicability of such matter to such Section or Subsection is reasonably apparent on its face.

(d)           Unless otherwise expressly stated in this Agreement, any right of consent, approval or election given to any party hereto may be exercised by such party in its sole discretion.

11.4         Severability.  If any provision of this Agreement or the application of any such provision to any Person or circumstance, shall be declared judicially to be invalid, unenforceable or void, such decision shall not have the effect of invalidating or voiding the remainder of this Agreement, it being the intent and agreement of the parties hereto that this Agreement shall be deemed amended by modifying such provision to the extent necessary to render it valid, legal and enforceable while preserving its intent or, if such modification is not possible, by substituting therefor another provision that is legal and enforceable and that achieves the same objective.

11.5         Assignment; Binding Effect.  Neither this Agreement nor any of the rights, benefits or obligations hereunder may be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of all of the other parties, and any purported assignment without such consent shall be null and void.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns.

11.6         No Third Party Beneficiaries.  Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than Verizon, Spinco and the Company and their respective successors and permitted assigns) any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, and no Person (other than as so specified) shall be deemed a third party beneficiary under or by reason of this Agreement.

11.7         Limited Liability.  Notwithstanding any other provision of this Agreement, no stockholder, director, officer, Affiliate, agent or representative of any of the parties hereto, in its capacity as such, shall have any liability in respect of or relating to the covenants, obligations, representations or warranties of such party under this Agreement or in respect of any certificate delivered with respect hereto or thereto and, to the fullest extent legally permissible, each of the parties hereto, for itself and its stockholders, directors, officers and Affiliates, waives and agrees not to seek to assert or enforce any such liability that any such Person otherwise might have pursuant to applicable Law.

11.8         Entire Agreement.  This Agreement (together with the other Transaction Agreements, the Confidentiality Agreement, the exhibits and the Disclosure Letters and the other documents delivered pursuant hereto) constitutes the entire agreement of all the parties hereto and supersedes all prior and contemporaneous agreements and understandings, both written and oral, between or among the parties, or any of them, with respect to the subject matter hereof.

11.9         Governing Law.  Except to the extent relating to the consummation of the Merger, which shall be consummated in accordance with the DGCL, this Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without giving effect to the conflicts of law principles thereof.

11.10       Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one agreement binding on the parties hereto, notwithstanding that not all parties are signatories to the original or the same counterpart.

11.11       WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION,

SUIT, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF THE PARTIES HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

11.12       JURISDICTION; ENFORCEMENT.  THE PARTIES AGREE THAT IRREPARABLE DAMAGE WOULD OCCUR IN THE EVENT THAT ANY OF THE PROVISIONS OF THIS AGREEMENT WERE NOT PERFORMED IN ACCORDANCE WITH THEIR SPECIFIC TERMS OR WERE OTHERWISE BREACHED.  IT IS ACCORDINGLY AGREED THAT THE PARTIES SHALL BE ENTITLED TO AN INJUNCTION OR INJUNCTIONS TO PREVENT BREACHES OF THIS AGREEMENT AND TO ENFORCE SPECIFICALLY THE TERMS AND PROVISIONS OF THIS AGREEMENT IN ANY COURT OF THE UNITED STATES LOCATED IN THE STATE OF NEW YORK, THIS BEING IN ADDITION TO ANY OTHER REMEDY TO WHICH THEY ARE ENTITLED AT LAW OR IN EQUITY.  IN ADDITION, EACH OF THE PARTIES HERETO (A) CONSENTS TO SUBMIT ITSELF TO THE PERSONAL JURISDICTION OF ANY FEDERAL COURT LOCATED IN THE STATE OF NEW YORK IN THE EVENT ANY DISPUTE ARISES OUT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, (B) AGREES THAT IT WILL NOT ATTEMPT TO DENY OR DEFEAT SUCH PERSONAL JURISDICTION BY MOTION OR OTHER REQUEST FOR LEAVE FROM ANY SUCH COURT AND (C) AGREES THAT IT WILL NOT BRING ANY ACTION RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT IN ANY COURT OTHER THAN A FEDERAL COURT SITTING IN THE STATE OF NEW YORK.

11.13       Knowledge Convention.  As used herein, the phrase “Spinco’s Knowledge” and similar phrases shall mean all matters actually known to the following individuals: Stephen E. Smith, Ellen Corcoran, Dale Chamberlain, Leonard Suchyta, David Feldman, Bruce Beausejour and Karen Zacharia.  As used herein, the phrase “Company’s Knowledge” and similar phrases shall mean all matters actually known to the following individuals: Eugene B. Johnson, Peter G. Nixon, Walter E. Leach, Jr., John Crowley and Shirley J. Linn.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

VERIZON COMMUNICATIONS INC.

By:	/s/ John W. Diercksen
Name: John W. Diercksen
Title: Executive Vice President—Strategy
Development and Planning

NORTHERN NEW ENGLAND
SPINCO INC.

By:	/s/ Stephen E. Smith
Name: Stephen E. Smith
Title: Vice President

FAIRPOINT COMMUNICATIONS, INC.

By:	/s/ Eugene B. Johnson
Name: Eugene B. Johnson
Title: Chief Executive Officer